     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1996



                                                       REGISTRATION NO. 333-3403

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                                TSR PAGING INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

               DELAWARE                                  4812                                 22-2779719
   (STATE OR OTHER JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL                  (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 IDENTIFICATION NO.)

                            ------------------------


                                                                               LEONARD DISAVINO
                                                                            CHIEF EXECUTIVE OFFICER
                                                                                TSR PAGING INC.
                    400 KELBY STREET                                           400 KELBY STREET
               FORT LEE, NEW JERSEY 07024                                 FORT LEE, NEW JERSEY 07024
                     (201) 947-5300                                             (201) 947-5300
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE             (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
      NUMBER, INCLUDING AREA CODE, OF REGISTRANT'S                       NUMBER, INCLUDING AREA CODE,
              PRINCIPAL EXECUTIVE OFFICES)                                   OF AGENT FOR SERVICE)

                                                     COPIES TO:
                  ROGER H. KIMMEL, ESQ.                                    VINCENT PAGANO JR., ESQ.
                    LATHAM & WATKINS                                      SIMPSON THACHER & BARTLETT
              885 THIRD AVENUE, SUITE 1000                                   425 LEXINGTON AVENUE
                NEW YORK, NEW YORK 10022                                   NEW YORK, NEW YORK 10017
                     (212) 906-1200                                             (212) 455-2000


                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                                         CALCULATION OF REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED
                                                                        MAXIMUM        PROPOSED MAXIMUM      AMOUNT OF
            TITLE OF EACH CLASS OF                 AMOUNT TO BE      OFFERING PRICE        AGGREGATE        REGISTRATION
         SECURITIES TO BE REGISTERED              REGISTERED(1)       PER SHARE(2)     OFFERING PRICE(2)       FEE(3)
- ------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value                     5,060,000 shares        $18.00           $91,080,000         $ 31,407
- ------------------------------------------------------------------------------------------------------------------------


(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act.


(3) A registration fee in the amount of $25,863 has been paid previously by the Company. An additional fee of $5,543 is included herewith.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

________________________________________________________________________________

                                TSR PAGING INC.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                                  FORM S-1 ITEM
                               NUMBER AND CAPTION                                   LOCATION IN PROSPECTUS
      ---------------------------------------------------------------------  -------------------------------------
  1.  Forepart  of the Registration Statement  and Outside Front Cover Page
      of Prospectus........................................................  Facing Page; Cross-Reference Sheet;
                                                                               Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of Prospectus..............  Inside Front and Outside Back Cover
                                                                               Pages; Available Information
  3.  Summary Information,  Risk Factors  and Ratio  of Earnings  to  Fixed
      Charges..............................................................  Prospectus Summary; Risk Factors
  4.  Use of Proceeds......................................................  Proceeds of Offering
  5.  Determination of Offering Price......................................  Underwriting
  6.  Dilution.............................................................  Dilution
  7.  Selling Security Holders.............................................  *
  8.  Plan of Distribution.................................................  Outside Front Cover Page;
                                                                               Underwriting
  9.  Description of Securities to be Registered...........................  Prospectus Summary; Description of
                                                                               Capital Stock
 10.  Interests of Named Experts and Counsel...............................  Legal Matters; Experts
 11.  Information with Respect to the Registrant...........................  Inside Front and Outside Back Cover
                                                                               Pages; Prospectus Summary; Risk
                                                                               Factors; Dividend Policy;
                                                                               Capitalization; Selected Financial
                                                                               Data; Management's Discussion and
                                                                               Analysis of Financial Condition and
                                                                               Results of Operations; Business;
                                                                               Management; Certain Relationships
                                                                               and Related Party Transactions;
                                                                               Principal Stockholders; Description
                                                                               of Capital Stock; Shares Eligible
                                                                               For Future Sale; Description of
                                                                               Certain Indebtedness; Financial
                                                                               Statements
 12.  Disclosure  of Commission Position  on Indemnification for Securities
      Act Liabilities......................................................  *

- ------------

*  Answer is negative or item is not applicable.

                                EXPLANATORY NOTE


     This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an aggregate of 3,520,000 shares of Common Stock. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of 880,000 shares of Common Stock. The prospectuses for the U.S. Offering and the International Offering will be identical with the exception of a front cover page and a back cover page. Such alternate pages appear in the Registration Statement immediately following the complete prospectus for the U.S. Offering.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 19, 1996

PROSPECTUS

                                4,400,000 SHARES
                                 TSR PAGING INC.                          [LOGO]
                                  COMMON STOCK
                          ---------------------------



     All of the shares of Common Stock, par value $.01 per share (the 'Common Stock'), of TSR Paging Inc. (the 'Company') offered hereby are being offered by the Company. Of the 4,400,000 shares of Common Stock offered, 3,520,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the 'U.S. Offering'), and 880,000 shares are being offered initially outside the United States and Canada in a concurrent international offering (the 'International Offering') by the International Managers (together with the U.S. Underwriters, the 'Underwriters'). These offerings are collectively referred to herein as the 'Offerings.' See 'Underwriting.'



     Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $18.00 per share. The initial public offering price and the underwriting discount and commission per share are identical for each of the Offerings. See 'Underwriting' for information relating to the factors considered in determining the initial public offering price.



     The Common Stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol 'BEEP.'

                          ---------------------------

     FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE 'RISK FACTORS' BEGINNING ON PAGE 8.
                          ---------------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
     AND   EXCHANGE   COMMISSION   OR  ANY   STATE   SECURITIES  COMMISSION
        NOR HAS  THE SECURITIES  AND EXCHANGE  COMMISSION OR  ANY  STATE
          SECURITIES   COMMISSION   PASSED   UPON   THE   ACCURACY  OR
               ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    PRICE TO            UNDERWRITING DISCOUNTS           PROCEEDS TO
                                                     PUBLIC               AND COMMISSIONS (1)            COMPANY (2)
Per Share..................................            $                           $                          $
Total (3)..................................        $                           $                          $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated at $750,000.


(3) The Company has granted to the U.S. Underwriters a 30-day option to purchase up to 532,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The International Managers have been granted a similar option to purchase up to 128,000 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to  Company will be $               ,
    $            and $            , respectively. See 'Underwriting.'

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New
York, New York, on or about           , 1996.
                          ---------------------------

LEHMAN BROTHERS
                 SMITH BARNEY INC.
                                 WESSELS, ARNOLD & HENDERSON
                                                              BRENNER SECURITIES
                                                                  CORPORATION
              , 1996

TSR Paging Inc. is among the leaders in the wireless industry in creating direct, one-on-one relationships with consumers . . . via a company-owned retail store strategy.



Inside Front Cover Page of Prospectus: This page contains 3 photographs showing both the inside and outside of Company stores.



Fold-out of Inside Front Cover Page of Prospectus: These pages contain a map of the United States which graphically depict the geographic areas in which the Company provides wireless messaging services.










IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH
TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to 'TSR Paging' or the 'Company' refer to TSR Paging Inc. Unless otherwise stated, the information in this Prospectus assumes that the Underwriters' over-allotment options are not exercised.

                                  THE COMPANY


     TSR Paging is a leading regional provider of wireless messaging products and services and believes that it is one of the fastest growing, low-cost wireless messaging companies in the United States. From 1991 to 1995, the Company's subscriber base grew at an average compound annual growth rate of 92.4% from 44,304 units in service to 607,725 units in service. During this period, all of the Company's growth has been internally generated. At March 31, 1996, the Company's subscriber base had grown to 696,623 units in service and the Company was ranked as the 12th largest paging company in the United States, according to industry sources.


     The Company focuses its business efforts on densely populated major metropolitan markets and population corridors which exhibit the size and demographic trends that the Company believes should offer significant demand for the Company's products and services. The Company seeks to maximize its returns on capital and leverage its operating cost structure by achieving a sufficient base of subscribers on a regional basis.

     The Company's operations are currently organized into two operating regions: (i) the Northeast, including certain metropolitan markets in New York, Connecticut, New Jersey, Massachusetts, eastern Pennsylvania, Maryland and Washington, D.C.; and (ii) the West, including certain metropolitan markets in California, Arizona and Nevada.

     The Company's long term operating objectives are to continue to aggressively grow its base of subscribers throughout the U.S. at the same time as achieving its operating profitability and cash flow growth targets. The Company's strategy to achieve these objectives involves two distinct components:
(i) operating strategy and (ii) geographic expansion strategy.


     The Company applies a focused, market-specific operating strategy to each of the markets in which it operates. The key common elements of this strategy include: (i) increasing its market penetration through the reseller distribution channel, (ii) expanding its distribution through Company-owned stores, (iii) continuing to maintain its low-cost provider status; (iv) providing a high level of customer service, (v) focusing on selling as opposed to leasing pagers to customers, and (vi) developing strategic alliances with other providers of communications services. See 'Business -- Business Objectives -- Operating Strategy.'



     The  Company's geographic expansion strategy incorporates two key elements:
(i) the continued build-out of its existing regional networks in the Northeast (anchored by New York City) and the West (anchored by Los Angeles), and (ii) the development of networks in new markets, including the formation of two new operating regions, covering the Midwest (anchored by Chicago) and the Southeast (anchored by Miami/Ft. Lauderdale). During 1996, the Company commenced construction in its new Midwest and Southeast regions. In addition, the Company expanded service within its existing West region to the San Francisco and San Jose markets. See 'Business -- Business Objectives -- Geographic Expansion Strategy.'


     The Company primarily targets the consumer segment of the market. Industry sources expect this segment to grow at a faster rate than the industry average. The Company believes this strong consumer growth is attributable to a combination of factors including declining costs of service, expanding channels of distribution and greater consumer awareness of the benefits offered by wireless communications technology. In addition, the Company believes the consumer market is less capital intensive and more profitable than the commercial market, primarily because consumers typically buy rather than lease pagers and also because the consumer is generally less sensitive to the price of wireless messaging services than the commercial subscriber. The Company strives to develop close ties with its subscribers by providing high quality customer service and post-sales support in order to lower subscriber disconnect rates and position the Company as a likely distributor of other wireless products, such as cellular and wireless personal communication services ('PCS').


     The Company seeks to maximize its penetration of the consumer market by distributing its services primarily through the reseller channel and through stores owned and operated by the Company. Through the use of resellers, the Company is able to efficiently market its services to a broad population base and achieve higher network utilization with lower incremental capital, sales and administrative costs. The reseller channel allows the Company to rapidly gain a presence in newly opened markets and increase its penetration in existing markets. In addition, the Company is able to reach the consumer at a lower incremental cost, primarily because the Company does not incur the selling, marketing, administrative and disconnection expenses associated with these subscribers. See 'Business -- Wireless Messaging Operations.'


     The Company has been operating its own stores since July 1993 and at March 31, 1996 had 67 stores in operation in eight states. As the appeal of wireless messaging services to the consumer market grows, the Company believes that it will be able to capture an increasingly significant share of this market through a targeted retail distribution strategy that emphasizes Company-owned stores. The Company's control of this distribution outlet enables it to control the quality of sales personnel, ensure that subscribers make educated purchase decisions and maintain high quality customer service. The Company expects to continue to develop this channel and plans to open stores in markets in which the Company provides regional wireless messaging services.

     The Company believes that it has one of the lowest operating costs per pager in the wireless messaging industry. The Company's average monthly operating costs per pager were $5.71, $4.50 and $3.81 for the years ended 1993, 1994 and 1995, respectively. The Company attributes its low operating cost structure to a combination of factors, including its (i) high quality customer service and resultant lower rate of disconnections, (ii) focus on the reseller distribution channel whereby the reseller absorbs a significant portion of the operating expenses per pager, (iii) increasing penetration of its existing markets and ability to realize economies of scale, (iv) efficient allocation and productivity of personnel, and (v) volume purchase arrangements with suppliers.

     The Company has historically distinguished itself from other wireless messaging operators by providing high quality customer service in each of its markets. Substantially all of the Company's wireless messaging systems are 900 MHz systems which utilize Motorola's FLEX'tm' technology. FLEX'tm' technology enables the Company to more efficiently use its bandwidth by increasing the number of messages transmitted per minute and thereby increase the number of pagers in service which can be supported on its systems. As a result, the Company's wireless messaging systems experience little delay in transmitting messages and are highly reliable. As part of its commitment to 'full service,' the Company strives to provide direct subscribers with high quality post-sale maintenance, including 24-hour on-call repair and next-day replacement of lost or damaged equipment. In addition, unlike many of its competitors, the Company provides its reseller distributors with a high level of service by, among other things, allowing resellers to integrate their billing and activation systems with those of the Company.

                 BACKGROUND AND REORGANIZED CORPORATE STRUCTURE


     The Company's current business was established in 1987 by Leonard DiSavino and Philip Sacks. Until 1995, all of the common stock and partnership interests of the Company were owned by Leonard DiSavino, Philip Sacks and certain trusts for the benefit of their respective children (collectively, the 'Founding Stockholders'). See 'The Company.'


     In July 1995, a group of investors led by TA Associates, Inc. (collectively, the 'Investors') purchased from Leonard DiSavino and Philip Sacks
(i) discount notes for $34 million with an aggregate face value of $70.0 million (the 'Notes'), which are the non-recourse obligations of Messrs. DiSavino and Sacks and (ii) an option (the 'Option') for $1 million to purchase 40.66% of the fully-diluted common stock of the Company from the Founding Stockholders in exchange for a portion of the Notes. The Investors intend to exercise the Option simultaneously with the consummation of the Offerings. In addition, a portion of the proceeds from the Offerings will be used to pay a dividend of $35 million (the 'Dividend') to the Founding Stockholders, which payment will be used by Messrs. DiSavino and Sacks to repay in part the Notes. The obligations under the Notes will be satisfied in connection with the exercise of the Option. See 'Use of Proceeds' and 'Certain Relationships and Related Party Transactions.'



     Prior to the Offerings, the Company was an S Corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the 'Internal Revenue Code'). As a result, the net income of the Company prior to the Offerings, for federal (and some state) income tax purposes, has been reported by, and taxed directly to, the Company's stockholders rather than to the Company. The Company's S Corporation status will terminate immediately prior to the consummation of the Offerings and the Company will become a C Corporation subject to corporate income taxation. No adverse tax consequences to the persons who become stockholders in the Offerings are expected to result from termination of the Company's S Corporation status. See 'Certain Relationships and Related Party Transactions -- Tax Indemnification Agreement.'


                                 THE OFFERINGS


Common Stock Offered by the Company
  U.S. Offering.................................  3,520,000 shares
  International Offering........................  880,000 shares
  Total.........................................  4,400,000 shares (1)
Common Stock to be outstanding after the
  Offerings.....................................  14,988,232 shares (1)(2)

Use of Proceeds.................................  The  net  proceeds  to  the  Company  from  the  Offerings  are estimated  to be  approximately $68.8  million, after deducting
                                                  underwriting  discounts  and  commissions  and  the   estimated
                                                  offering  expenses payable by the  Company (assuming an initial public offering price  of $17.00 per  share). The Company  will use  approximately  $35.0 million  of the  net proceeds  of the
                                                  Offerings to pay  the Dividend  and the  remainder for  capital
                                                  expenditures   in   connection  with   system   and  geographic
                                                  expansion, potential acquisitions, working capital and  general corporate purposes. Pending the use of funds for geographic and system  expansion and other general corporate uses, the Company will use approximately $33.8 million of the net proceeds of the
                                                  Offerings to repay indebtedness  under the Company's  revolving credit facility.

Nasdaq National Market Symbol...................  The  Common Stock has  been approved for  listing on the Nasdaq
                                                  National Market, subject to official notice of issuance,  under the symbol 'BEEP.'


- ------------


(1) Excludes up to 660,000 shares of Common Stock that may be issued upon the exercise of the over-allotment options granted to the Underwriters.



(2) Excludes 316,407 shares of Common Stock reserved for issuance upon exercise of stock options outstanding upon consummation of the Offerings at a weighted average exercise price of $8.50 per share at the date of this Prospectus. See 'Management -- 1995 Phantom Stock Plan' and ' -- Non-Employee Director Stock Option Plan.'

                      SUMMARY FINANCIAL AND OPERATING DATA

     The following table sets forth summary financial data for the years ended December 31, 1991 and December 31, 1992, which have been derived from the Company's financial statements audited by Cummings & Carroll, P.C., independent public accountants, and for the years ended December 31, 1993, December 31, 1994 and December 31, 1995 which have been derived from the Company's financial statements audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included elsewhere in this Prospectus. The following summary financial data for the three months ended March 31, 1995 and March 31, 1996 have been derived from the Company's unaudited condensed financial statements which, in the opinion of management, contain all adjustments (consisting of normal and recurring adjustments) necessary to present fairly the Company's financial position and results of operations at such dates and for such periods. The interim results are not necessarily indicative of the results of operations for the entire year. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of the Company and the related notes thereto appearing elsewhere in this Prospectus and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


                                                                                                          THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                  --------------------------------------------------   -------------------
                                                   1991      1992       1993       1994       1995       1995       1996
                                                  -------   -------   --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Revenues:
    Services, rent and maintenance..............  $ 7,130   $ 8,500   $ 11,119   $ 17,954   $ 28,908   $  6,308   $  9,937
    Product sales...............................      809     1,586      8,481     14,088     18,615      3,931      4,954
    Cost of products sold.......................     (453)     (857)    (5,098)   (10,520)   (14,549)    (3,094)    (3,949)
                                                  -------   -------   --------   --------   --------   --------   --------
      Net revenues..............................    7,486     9,229     14,502     21,522     32,974      7,145     10,942
  Services, rent and maintenance expenses.......    1,678     1,888      2,748      4,592      7,060      1,575      2,308
  Selling and marketing expenses................    1,562     1,810      1,814      3,332      5,399      1,178      1,771
  General and administrative expenses...........    2,295     2,560      3,377      5,165      8,719      1,943      3,422
  Depreciation and amortization.................    1,977     2,741      6,758      7,578     10,870      2,179      2,892
  Non-cash compensation expense(1)..............        0         0          0          0          0          0        747
                                                  -------   -------   --------   --------   --------   --------   --------
  Operating income (loss).......................      (26)      230       (195)       855        926        270       (198)
  Other expense.................................        0         0          0          0        163          0          0
  Interest expense..............................      600       548        517      1,024      2,484        522        638
  Unusual item(2)...............................        0         0          0        590        564          0          0
  Income tax provision..........................        0         0          0         32         49          0          5
                                                  -------   -------   --------   --------   --------   --------   --------
  Loss from continuing operations before
    discontinued operations and extraordinary
    item........................................     (626)     (318)      (712)      (791)    (2,334)      (252)      (841)
  Discontinued operations and extraordinary
    item(3).....................................        0         0          0          0        612          0          0
                                                  -------   -------   --------   --------   --------   --------   --------
  Net loss......................................  $  (626)  $  (318)  $   (712)  $   (791)  $ (2,946)  $   (252)  $   (841)
                                                  -------   -------   --------   --------   --------   --------   --------
                                                  -------   -------   --------   --------   --------   --------   --------
  Pro forma loss from continuing operations
    before discontinued operations and
    extraordinary item(4).......................                                            $ (2,284)             $   (836)
  Pro forma loss per common share from
    continuing operations before discontinued
    operations and extraordinary item(4)........                                            $  (0.18)             $  (0.07)
  Weighted average shares outstanding...........                                              12,805                12,805

OTHER DATA:
  EBITDA(5).....................................  $ 1,951   $ 2,971   $  6,563   $  8,433   $ 11,796   $  2,449   $  3,441
  EBITDA margin(6)..............................     26.1%     32.2%      45.3%      39.2%      35.8%      34.3%      31.4%
  Average monthly revenue per unit(7)...........  $ 17.65   $ 12.77   $   8.00   $   6.18   $   5.20   $   6.11   $   5.08
  Average monthly operating expense per
    unit(8).....................................    11.70      9.40       5.71       4.50       3.81       4.55       3.83
  Units in service (at end of period)...........   44,304    66,674    164,883    319,687    607,725    368,767    696,623
  Units in service per employee (at end of
    period)(9)..................................      642       901      1,633      1,648      1,905      1,748      1,819
  Selling and marketing expenses per net
    subscriber additions(10)....................  $157.03   $ 80.91   $  18.47   $  21.52   $  18.74   $  24.00   $  19.92
  Capital expenditures..........................    2,234     4,288     10,969     13,160     20,643      2,777      7,252



                                                                                                 MARCH 31, 1996
                                                                                           ---------------------------
                                                                                                          PRO FORMA
                                                                                            ACTUAL     AS ADJUSTED(11)
                                                                                           --------    ---------------
BALANCE SHEET DATA:
  Cash and cash equivalents.............................................................   $    116        $33,930
  Total assets..........................................................................     42,456         76,270
  Total long-term debt (including current maturities)...................................     43,750         43,750
  Total stockholders' equity (deficit)..................................................    (11,824)        21,643


                                                   (Footnotes on following page)

 (1) During 1992 and 1993, the Company granted to certain employees equity interests which were to be realized upon the occurrence of certain events. Effective January 1, 1996, these equity interests were cancelled and such employees were issued 168,900 units under the Phantom Stock Plan at a strike price of $0, vest over a five-year period from the original date of grant in 1992 or 1993, as applicable, and had a grant date value of $6 per unit. The employees received credit for vesting through the date of cancellation of the equity interests. In addition, on January 1, 1996, 150,350 units were issued under the Phantom Stock Plan, at a strike price of $6 per unit and vest over a five-year period. As determined by an independent investment bank valuation and the Company's Compensation Committee the per unit value on January 1, 1996 was $6. As a result, the financial statements for the three months ended March 31, 1996 reflect non-cash compensation expense of $747,000 (which amount includes the cumulative effect of the vesting from 1992 forward) with a corresponding credit to additional paid-in-capital. The remaining non-cash compensation expense of $266,000 will be recognized by the Company over the next two years. In connection with the Offerings, the above units will be converted to options under the TSR Paging Inc. Employee Option Plan. Assuming an initial public offering price of $17.00 per share, the units will convert to a total of 316,407 options at an exercise price of $8.50 per share.


 (2) The unusual item of $590,000 in 1994 primarily consists of certain financing costs associated with the commencement of an initial public offering which was terminated prior to completion. The unusual item of $564,000 in 1995 primarily consists of costs related to certain merger activity.

 (3) The discontinued operations charge of $300,000 consists of costs related to the discontinuation of the Company's telephone answering service operations. The extraordinary item of $312,000 is related to the write-off of deferred financing costs following the refinancing of the Credit Agreement.


 (4) Following termination of the Company's status as an S corporation upon consummation of the Offerings, the Company will be subject to corporate income taxation. Accordingly, pro forma loss reflects Federal and state income taxes as if the Company has been a C corporation based on the tax rates that were in effect during the periods presented. See 'The Company.' The pro forma statement of operations data does not reflect (i) distributions to Messrs. DiSavino and Sacks that, if the Company were a C corporation, would be recorded as compensation expense by the Company and
     (ii) reductions in interest expense relating to the paydown of borrowings under the Company's revolving credit facility, as it is anticipated that the Company will reborrow such amounts to fund its expansion strategy. Pro forma loss including discontinued operations before extraordinary item would have been $(.20) per share and $(.07) per share for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. Pro forma loss including discontinued operations and extraordinary item would have been $(.23) per share and $(.07) per share for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.



 (5) EBITDA represents operating income plus depreciation and amortization and non-cash compensation expense. EBITDA is a financial measure commonly used in the Company's industry and is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA is not determined in accordance with generally accepted accounting principles. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


 (6) EBITDA margin is calculated by dividing (a) EBITDA by (b) net revenues. EBITDA margin is a measure commonly used in the Company's industry as an indicator of the efficiency of the Company's operations.


 (7) Average monthly revenue per unit ('ARPU') is calculated by dividing (a) services, rent and maintenance revenues for the period by (b) the applicable number of months in the period, and dividing the result by (c) the average number of units in service for the period.



 (8) Average monthly operating expense per unit ('EXPU') is calculated by dividing (a) total operating expenses before depreciation and amortization and non-cash compensation expense for the period by (b) the applicable number of months in the period, and dividing the result by (c) the average number of units in service for the period.


 (9) Employees at the end of the period includes all full-time employees plus part-time employees divided by two, excluding employees associated with the Company's discontinued operations.


(10) Selling and marketing expenses per net subscriber additions is calculated by dividing (a) selling and marketing expenses for the period by (b) the net change in units in service during such period.



(11) The Pro Forma As Adjusted amounts reflect (i) the consummation of the Offerings, (ii) the payment of the Dividend and (iii) the recording of a deferred tax liability of $347,000 to reflect differences between book and tax accounting for depreciation, inventory and certain reserves as a result of the conversion of the Company from an S corporation to a C corporation. It has been assumed that the net proceeds have been applied to cash and cash equivalents pending the use of such proceeds to fund geographic and system expansion.

                                  RISK FACTORS

     Prospective investors should consider carefully, together with all of the information contained in this Prospectus, the following factors.

EXPANSION INTO NEW MARKETS; CAPITAL REQUIREMENTS AND START-UP COSTS


     The Company is in the process of implementing a significant expansion program which involves the Company's entry into new geographic markets and compliance with the construction requirements imposed by the Federal Communications Commission ('FCC') pursuant to numerous authorizations issued by the FCC on the frequency 929.2125 MHz (collectively, the Company's 'System Licenses'). Currently, the Company does not offer inter-regional or nationwide coverage to its subscribers. Thus for example, a subscriber in the Northeast region would not be able to receive messages in the Midwest or West region. The Company estimates that its expansion program will require approximately $60.0 million in aggregate capital expenditures during 1996 and 1997. The Company expects to fund these capital requirements from a combination of a portion of the net proceeds from the Offerings, available funds under the Company's bank financing agreements and cash flow from its operations. However, there can be no assurance that the Company will be able to complete its expansion program as scheduled, generate sufficient cash flow from operations to meet a portion of its capital requirements or obtain additional debt or equity financing, on reasonable terms or at all. In addition, the Company will incur substantial start-up costs in connection with expanding its operations into new markets, which will result in initial operating losses in those markets. Any such operating losses could have a material adverse effect on the Company's results of operations for such periods. Based upon historical positive cash flow and available borrowings under a credit facility, the Company believes that it has adequate resources to sustain its current operations. See ' -- History of Net Losses.'



COMPETITION; CONSOLIDATION OF INDUSTRY


     The wireless messaging industry is a highly competitive industry, with price being the primary means of differentiation among providers of numeric messaging services (which account for the majority of the Company's current revenues). Companies in the industry also compete on the basis of coverage area, enhanced services, transmission quality, system reliability and customer service. The Company faces competition from other wireless communications companies in all markets in which it operates. Certain of the Company's competitors, which include public and private telecommunications companies and regional and national wireless messaging companies, possess greater financial, technical, marketing and other resources than the Company. If any of such companies were to devote additional resources to the numeric or other wireless messaging businesses, the Company's results of operations could be adversely affected. Some of these larger competitors may also be able to use their substantial financial resources to increase the already competitive pricing in the markets in which the Company operates, which may have an adverse effect on the Company's results of operations. In addition, other entities offering wireless two-way communications technology, including cellular telephone, PCS and specialized mobile radio services ('SMR'), also compete with the wireless messaging services that the Company provides. There can be no assurance that additional competitors will not enter markets served by the Company or that the Company will be able to compete successfully. See 'Business -- Competition.'


     The paging industry is currently undergoing significant consolidation as various participants seek to accomplish growth through acquisitions. Consolidation allows larger companies to garner economies of scale and thus makes it more difficult for smaller companies to compete successfully. There can be no assurance that the Company will not be adversely affected by such consolidation.


TECHNOLOGICAL CHANGE

     The wireless communications industry is characterized by rapid technological change. Technological advances in the wireless communications industry may result in the availability of new services or products competitive with the wireless messaging services provided, or to be developed by, the Company. Recent and proposed regulatory changes by the FCC are aimed at encouraging such new services and products. Moreover, changes in technology could lower the cost of competitive services and products to a level where the Company's services and products would become less competitive or to where the Company would be required to reduce the prices of its services and products. There can be no assurance that the Company will be able to develop or introduce new services and products to remain competitive or that the Company will not be adversely affected in the event of such technological developments. See 'Business -- Competition.'

     Several wireless two-way communication technologies, including cellular telephone service, broadband and narrowband PCS, SMR, low-speed data networks and mobile satellite services, are currently in use or under development. Although these technologies are currently more expensive than wireless messaging services or are not yet broadly available, future technological improvements could result in increased capacity and efficiency for wireless two-way communication and, accordingly, could result in increased competition for the Company. Some of these service providers are bundling wireless messaging services with two-way service in a combined handset. Large manufacturers dominate technological development in the wireless communications industry, and changes in their methods of distributing one-way wireless messaging products could reduce the Company's access to technology and may have an adverse effect on the Company's operations. There can be no assurance that the Company will not be adversely affected by such technological change. See
'Business -- Competition.'

REGULATORY CONSIDERATIONS

     Government Regulation. The Company's wireless messaging operations are subject to regulation by the FCC and, to a lesser extent, by various state regulatory agencies. From time to time, legislation and regulations which could potentially adversely affect the Company are proposed by federal and state legislators and regulators. Moreover, FCC approval and authorization is subject to challenge prior to issuance and appeal after issuance. However, there can be no assurance that Federal or other state legislation will not be adopted, or that the FCC or the various state agencies will not adopt regulations or take other actions, whether in connection with challenges, appeals or otherwise, that would adversely affect the business of the Company. In addition, the Company's wireless messaging facilities are also subject to certain Federal Aviation Administration regulations with respect to the construction, marking and lighting of wireless messaging transmitter towers and antennas. See 'Business -- Regulation.'


     Required Auctions Under the Omnibus Budget Reconciliation Act of 1993 (the 'Budget Act'). The Omnibus Budget Reconciliation Act of 1993 (the 'Budget Act') authorized the FCC to implement procedures which will require that new or modified licenses for portions of the radio spectrum used by the Company be awarded by an auction process. The FCC has enacted general regulations regarding the conduct of such auctions and the FCC has already proceeded to assign certain licenses pursuant to auctions. Since these procedures are new to the wireless communications industry, the Company cannot predict their impact on its licensing practices, although the Company believes that, to the extent the Company seeks to expand its radio spectrum licenses in the future, these procedures may make such expansion of the Company's operations more costly. The Budget Act also created a new regulatory category called 'commercial mobile radio services' ('CMRS'), which includes most paging providers currently operating as either radio common carriers ('RCCs') or private carrier paging operators ('PCPs'), including the Company. CMRS licensees make service (i) available to the public, (ii) on a for-profit basis and (iii) through interconnection with the public switched telephone network. 'Private Mobile Radio Service' ('PMRS') licensees provide service that is neither CMRS nor the functional equivalent of CMRS, i.e., service that does not meet one or more of the elements of the CMRS definition. The FCC has adopted rules to govern regulation of this new category, which have become effective, except that certain Private Mobile systems, including PCP systems, will continue to be regulated as PMRS until August 1996, at which time such systems will become subject to CMRS regulation. In addition, in February 1996, the FCC adopted a Notice of Proposed Rulemaking ('NPRM') in which the FCC proposed to utilize a geographic licensing process in place of the current site-specific licensing process and to sell geographic licenses at auction. There can be no assurance that such auctions, if implemented, would not materially increase the cost of licenses which may be sought by the Company in the future.



     Moreover, in a First Report and Order and Public Notice adopted by the FCC in May 1996, the FCC failed to identify the frequency 929.2125 MHz for which the Company holds the System Licenses as a nationwide exclusive CMRS paging frequency that will be excluded from geographic licensing and exempt from interim rules including a freeze on filing certain types of paging applications. The Company has sought reconsideration and stay of these decisions and it is the Company's position that 929.2125 MHz should be considered a nationwide exclusive CMRS frequency that is exempt from geographic licensing. The FCC has not yet acted on the Company's reconsideration request, its stay request, or the final rules that will determine whether
929.2125 MHz will be subject to geographic licensing. Failure to have the Company's 929.2125 MHz frequency for which the Company holds the System Licenses identified as a nationwide exclusive CMRS paging frequency (and, as a result of such identification, excluded from geographic licensing and exempt from the freeze on filing certain types of paging applications) could result in a material adverse effect on the Company. The Company can give no assurances that the FCC will act in accordance with the Company's position. See 'Business -- Regulation.'


     In light of the FCC's ability to utilize auctions to select from among competing CMRS applications, and as a result of the FCC's proposal to institute geographic licensing through auctions for one-way paging frequencies, there can be no assurance that the Company will be able to procure additional frequencies, or expand its existing paging networks operating on frequencies for which the Company is currently licensed into new geographic areas. The Company also believes that the use of auctions for paging licenses may increase the number of competitors who have significant financial resources and may provide an added incentive to build out authorized systems rapidly.


     Regulation of Foreign Ownership. Under existing law, no more than 20% of the Company's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, a foreign government or its representatives, or a foreign corporation, and foreign ownership in excess of these limits could place the Company's licenses in jeopardy. The Company's certificate of incorporation authorizes the Board of Directors to adopt such provisions as it deems necessary in order to ensure compliance with the rules, regulations and policies of the FCC (the 'FCC Rules'). These restrictions on foreign ownership could also adversely affect the ability of the Company to attract additional equity financing from entities that are, or are owned by, non-U.S. persons. Currently, there are no foreign holders of the Company's Common Stock. The Offerings consist of two tranches, an international tranche and a domestic tranche. It is anticipated that 880,000 shares will be sold to foreign investors in the international tranche. Upon exercise of the Option and consummation of the Offerings (assuming that 880,000 shares are sold to foreign investors), it is expected that approximately 8.6% of the outstanding shares will be owned by foreign holders. While the Company intends to comply with all FCC requirements, there can be no assurance as to the level of foreign ownership of the Common Stock as a result of secondary trading. See 'Business -- Regulation.'


SHIFTING MIX OF DISTRIBUTION CHANNELS


     Since 1992, the Company has significantly shifted its mix of distribution channels to resellers and Company-owned stores from direct sales. The shift towards the reseller channel in particular has in part led to a decline in the Company's ARPU (calculated by dividing services, rent and maintenance revenues for the period by the applicable number of months in the period and dividing the result by the average number of units in service for the period) over the last three years since the Company charges wholesale service prices to resellers rather than the higher retail prices charged to end users. This decrease has historically been partially offset by lower EXPU (calculated by dividing total operating expenses before depreciation and amortization and non-cash compensation expense for the period by the applicable number of months in the period and dividing the result by the average number of units in service for the period) resulting from the reseller bearing a significant portion of the costs of selling, marketing, administration and disconnections related to their customers. To the extent that the Company's EXPU does not decline at a rate similar to ARPU, the Company's financial results may be adversely affected. The Company has also experienced a decline in the net margin on product sales (defined as product sales less cost of products sold) over the last three years. In addition to increased competition in the industry, the Company attributes this decline in part to its increased use of the reseller distribution channel through which the Company has less flexibility in terms of the prices it charges on the sale of pagers. See 'Management's Discussion and Analysis of Financial Conditions and Results of Operations' and 'Business -- Competition.'

     As part of its expansion plans, the Company intends to continue to expand its distribution through Company-owned stores. The establishment of numerous additional Company-owned stores would represent a divergence from the Company's historical operating policy and experience and there can be no assurance that the Company's recent success in this channel of distribution will be maintained. Because the Company plans to sell an increasing number of its units through Company-owned stores, the Company's overall rate of disconnections may increase since the Company expects that subscribers who purchase pagers through retail outlets may cancel their subscriptions at a higher rate than subscribers obtained through other distribution channels.


ABILITY TO MANAGE GROWTH



     The Company has historically grown at a faster rate than the average for the wireless messaging industry. From 1991 to 1995, the Company's subscriber base grew at an average compound annual growth rate of approximately 92%, from 44,304 units in service to 607,725 units in service. During the same period, the paging industry as a whole grew at an average compound annual growth rate of 26%, from approximately 12 million units in service to 30 million units in service. However, there can be no assurance that the Company will be able to continue to achieve its historical growth rate. The Company's continued expansion will depend on, among other things, the Company's ability to access new markets and customers, install facilities and open new Company-owned stores, each in a timely manner, at reasonable cost and on terms acceptable to the Company. The Company's expansion will also depend on, among other things, its access to funds for required capital expenditures, the ability to attract and retain skilled employees, the adaptability of the Company's decentralized operating structure to more regions as the Company implements its expansion plan, and on the ability of the Company's officers and key employees to manage successfully rapid growth and to implement appropriate management information systems and controls. The Company's inability to manage its expansion effectively, or to attract and retain skilled employees and implement appropriate systems and controls, could have a material adverse effect on the Company's operations. See 'Business' and 'Management.' Historically, the Company has grown internally. The Company may in the future make strategic acquisitions to expand its markets and take advantage of the consolidation trend in the wireless messaging industry. There can be no assurance that future acquisitions can be consummated on acceptable terms or that any acquired companies will be successfully integrated into the Company's operations.


SUBSCRIBER TURNOVER


     The results of operations of wireless messaging service providers such as the Company are significantly affected by subscriber disconnections, which commonly are measured based upon a percentage of the Company's customer base. In order to realize net growth in subscriber units in service, disconnected subscribers must be replaced and additional subscribers must be added. However, because the sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing subscribers, disconnections adversely affect the Company's results of operations. The Company's average monthly disconnect rate during the year ended December 31, 1995 and the three months ended March 31, 1996 was approximately 1.1% and 1.3%, respectively, of its subscriber base for each period. The average monthly disconnect rate for the paging industry during the year ended December 31, 1995 was approximately 2.8%. Although the Company believes that its disconnect rate is below the industry average, there can be no assurance that the Company will not experience an increase in its disconnect rate which may adversely affect the Company's results of operations. In addition, because the Company plans to sell an increasing number of its units through Company-owned stores, the Company's overall rate of disconnections may increase since the Company expects that subscribers who purchase pagers through such retail outlets may tend to cancel their subscriptions at a higher rate than subscribers obtained through other distribution channels. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview.'


HISTORY OF NET LOSSES

     The Company sustained net losses of $0.8 million, $2.9 million and $0.1 million for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996, respectively, and expects to incur additional losses in the future. The Company's losses have resulted primarily from interest expense and depreciation expense associated with capital investments. In addition, the Company had an accumulated deficit of approximately $12.9 million as of December 31, 1995. There can be no assurance that the Company will be able to operate profitably in the future. See 'Selected Consolidated Financial Data' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


CONTROL BY PRINCIPAL STOCKHOLDERS


     Upon completion of the Offering, Leonard DiSavino and Philip Sacks, the founders of the Company, will beneficially own an aggregate of approximately 41.1% of the outstanding shares of Common Stock (39.3% if the Underwriters' over-allotment options are exercised in full). In addition, the Investors will own in aggregate approximately 29.6% of the outstanding shares of Common Stock (28.3% if the Underwriters' over-allotment options are exercised in full). Pursuant to an agreement with the Investors entered into in connection with purchase and sale of the Notes and the Option (the 'Investment Agreement'), Messrs. DiSavino and Sacks and the Investors have agreed to vote their shares of Common Stock in order to elect to the Board of Directors (i) four persons designated by Messrs. DiSavino and Sacks and (ii) three persons designated by certain of the Investors. Thus, the Investment Agreement gives the Investors and Messrs. DiSavino and Sacks control of the Board of Directors of the Company. Furthermore, the Investors will give Messrs. DiSavino and Sacks an irrevocable proxy to vote approximately 17.3% of the Common Stock of the Company held by the Investors. As a result of the foregoing, such parties will be in a position to control the affairs and management of the Company. See 'Management' and 'Principal Stockholders.'


DEPENDENCE ON KEY PERSONNEL


     The success of the Company will depend to a significant extent upon the active participation and experience of its management. The loss of the services of any of Leonard DiSavino, the Company's President and Chief Executive Officer, Philip Sacks, the Company's Chief Operating Officer, or Mitchell Sacks, the Company's Executive Vice President -- Operations and Chief Financial Officer, could adversely affect the Company's business. Prior to or concurrently with the closing of the Offerings, the Company will enter into employment agreements and has already entered into non-competition agreements with these officers. The Company has not obtained key-man life insurance on any of its key management employees. See 'Management.'


DEPENDENCE ON KEY SUPPLIERS

     The Company does not manufacture any of the pagers, transmitters or switches used in its operations. The Company currently obtains substantially all of its pagers from Motorola, Inc. ('Motorola'), the worldwide leading pager manufacturer. The Company purchases its transmitters from Motorola and Glenayre Electronics, Inc. ('Glenayre'), a leading manufacturer of wireless messaging equipment, and substantially all of its computerized messaging switches from Glenayre. Although pagers, transmitters and switches are available from a number of vendors, the Company concentrates its purchases with certain vendors in order to achieve purchasing economies, which results in its dependence on Motorola and Glenayre for the timely delivery of its pager inventory and transmitter and switching equipment. To date, the Company has not experienced significant delays in obtaining pagers, transmitters or wireless messaging switches, but there can be no assurance that it will not experience such delays in the future. The Company cannot predict what impact, if any, such delays may have on its ability to compete in its markets.

DILUTION


     The Company's existing stockholders acquired their shares of Common Stock at a cost substantially below the initial public offering price. The Dividend paid to the Founding Stockholders and the accrual of deferred tax liabilities in connection with the conversion of the Company from an S Corporation to a C Corporation will result in a decrease in the net tangible book value of the Company. Accordingly, purchasers of the shares of Common Stock will experience immediate dilution in net tangible book value per share of Common Stock of $15.68 from the initial public offering price per share. See 'Dilution.'

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, the Company will have 14,988,232 shares of Common Stock outstanding. Of these shares, the 4,400,000 shares sold in the Offerings (5,060,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable. The remaining 10,588,232 shares will continue to be 'restricted shares' as defined in Rule 144 under the Securities Act of 1933, as amended (the 'Securities Act'). Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule
144. Such shares may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including, among others, the exemption provided by Rule 144 under the Securities Act. Certain stockholders have registration rights with respect to all of the shares owned by them and management has been granted certain incidental registration rights.



     The Company, the Investors and certain holders of approximately 10,588,232 shares, including all holders who are directors or officers of the Company, have agreed, subject to certain exceptions, not to sell, offer to sell, grant any option for the sale of or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock (except for the shares offered hereby) for a period of 180 days after the date of this Prospectus without the written consent of Lehman Brothers Inc. See 'Underwriting' and 'Shares Eligible for Future Sale.'


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. If such sales reduce the market price of the Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected.

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings there has been no public market for the Common Stock. Although application has been made to list the Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained. The initial public offering price will be determined by negotiations among the Company and representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after completion of the Offerings. See 'Underwriting.' There can be no assurances that a purchaser of Common Stock in the Offerings will be able to resell the Common Stock at or above the initial public offering price. In addition, factors such as variations in the Company's actual and anticipated operating results, announcements by the Company or others and developments affecting the Company, could cause the market price of the Common Stock to fluctuate significantly. Broad market fluctuations, market changes in the wireless communications sector, interest rate changes and general economic and political conditions, among other factors, also may adversely affect the market price of the Common Stock, regardless of the Company's performance.

ANTI-TAKEOVER EFFECT AND OTHER PROVISIONS OF THE CERTIFICATE OF INCORPORATION

     Certain provisions of the Company's Certificate of Incorporation (the 'Certificate of Incorporation') and By-laws (the 'By-laws'), as well as provisions of the Delaware General Corporate Law, may have the effect of discouraging or preventing certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. Upon consummation of the Offerings, the Certificate of Incorporation of the Company will contain a provision that divides the Board of Directors into three classes, with one class having a term of one year, one class having a term of two years and one class having a term of three years. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. Such classified board provision would decrease the ability to remove incumbent directors from their positions on the Board of Directors in the event of a takeover of the Company. The Certificate of Incorporation also restricts alien ownership and voting of the capital stock of the Company. Finally, the Board of Directors has the authority to fix the rights and preferences of and issue shares of preferred stock, which may have the effect of delaying or preventing a change in control of the Company without action by the stockholders. See 'Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions.'

DIVIDEND POLICY

     Except for the Dividend and certain distributions to stockholders during the period it was an S Corporation for the payment of tax liabilities, in lieu of salaries or to provide the Founding Stockholders with a return of their capital, the Company has not paid any dividends on its Common Stock, intends to retain all future earnings for the operation and expansion of its business and does not anticipate declaring and paying cash dividends on the Common Stock at any time in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon the Company's results of operations, financial condition and capital requirements, as well as such other factors as the Board of Directors may consider. In addition, the Company's revolving credit and term loan agreement contains certain covenants which restrict the payment of dividends by the Company or any of its subsidiaries. See 'Dividend Policy' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results. Consequently, actual results will vary from the statements contained herein and such variance may be, and is likely to be, material. Prospective investors are therefore cautioned not to place undue reliance on this information.

                                  THE COMPANY

     Background. The Company's predecessor, Tri-State Radio Corporation, was formed in 1974 by the Company's founders, Leonard DiSavino and Philip Sacks, to acquire a wireless communications company which operated primarily in Pennsylvania, New Jersey and Delaware. The Company's current business was established by Messrs. DiSavino and Sacks in 1987 following the sale of the majority of the Company's original operations. Since 1987, the Company has operated primarily in two regions, the Northeast, including metropolitan markets in New York, Connecticut, New Jersey, Massachusetts, eastern Pennsylvania, Maryland and Washington, D.C., and the West, including certain metropolitan markets in California, Arizona and Nevada. Until 1995, the Company conducted its business through a number of related subchapter S Corporations and a partnership, all of the common stock and partnership interests of which were owned by Leonard DiSavino and Philip Sacks and certain trusts for the benefit of their respective children.


     In July 1995, the Investors purchased from Leonard DiSavino and Philip Sacks (i) the Notes, which are the non-recourse obligations of Messrs. DiSavino and Sacks, and (ii) the Option for $1 million to purchase 40.66% of the fully-diluted common stock of the Company from the Founding Stockholders in exchange for a portion of the Notes. The Investors intend to exercise the Option simultaneously with the consummation of the Offerings. A portion of the proceeds from the Offerings will be used to pay the $35.0 million Dividend to the Founding Stockholders, and all of such $35.0 million payment will be used by Messrs. DiSavino and Sacks to repay in part the Notes. After such payment, the remaining obligations under the Notes will be satisfied in connection with the exercise of the Option. See 'Use of Proceeds' and 'Certain Relationships and Related Party Transactions.'


     In September 1995, all of the related S Corporations and the partnership were merged (the 'Merger') with or into the Company, with the Company as the surviving S Corporation. In connection with the Merger, the Company changed its name to TSR Paging Inc. The Company is a Delaware corporation. The Company's principal offices are located at 400 Kelby Street, Fort Lee, New Jersey 07024, and its telephone number is (201) 947-5300.

     Reorganized Corporate Structure and S Corporation Status. Prior to the Offerings, the Company was an S Corporation subject to taxation under Subchapter S of the Internal Revenue Code. As a result, the net income of the Company, for federal (and some state) income tax purposes, has been reported by, and taxed directly to, the Company's stockholders rather than to the Company. The Company's S Corporation status will terminate immediately prior to the consummation of the Offerings and the Company will become a C Corporation subject to corporate income taxation. In connection with the Company's change in status to a C Corporation, the Company will incur a one-time charge to stockholders' equity for deferred tax liabilities of approximately $347,000 reflecting differences between book and tax accounting for depreciation, inventory and certain reserves. No adverse tax consequences to the persons who become stockholders in the Offerings are expected to result from termination of the Company's S corporation status.

     The Company (including the related subchapter S corporations) has paid distributions to its stockholders to enable them to pay their income tax liability as a result of the Company's status as an S corporation, in lieu of salaries and, from time to time, to provide them with a return on their capital. The aggregate amounts of these distributions were $747,436, $1,326,275 and $1,321,374 in each of the years ended December 31, 1993, 1994 and 1995, respectively. Effective October 1, 1995, the salaries of Messrs. DiSavino and Philip Sacks were established at $300,000 per annum with subsequent salary amounts based on the Company's budget as approved by the Board of Directors. Payments with respect to the Company's income (as measured under the rules governing S corporations under the Code) may be made to the Founding Stockholders pursuant to a tax indemnification agreement or, under certain circumstances, the Founding Stockholders could be required to make payments to the Company pursuant to such agreement. See 'Certain Relationships and Related Party Transactions -- Tax Indemnification Agreement.'

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offerings are estimated to be approximately $68.8 million (or $79.2 million if the Underwriters' over-allotment options are exercised in full), assuming an initial public offering price of $17.00 per share (based upon the midpoint of the filing range set forth on the cover page of this Prospectus), after deducting underwriting discounts and the estimated offering expenses payable by the Company.



     Approximately $35.0 million of the net proceeds of the Offerings will be used to pay the Dividend to the Founding Stockholders, all of which payment, together with the proceeds from the exercise of the Option, will be used by Messrs. DiSavino and Sacks to repay the Notes. See 'Certain Relationships and Related Party Transactions.'



     The remainder of the net proceeds of the Offerings will be used to fund geographic and system expansion. The Company's planned expansion into new geographic regions will include the purchase of new paging equipment, transmitters, satellite networking equipment and other capital expenditures, as well as potential acquisitions, including the acquisition of licenses or radio spectrum to expand or enhance its services. Although the Company expects to evaluate potential acquisitions in the future, it does not have any present agreements or commitments with respect to any acquisition. The Company estimates that it will require approximately $60.0 million in aggregate capital expenditures during 1996 and 1997 to fund this expansion. The Company intends to utilize its existing Credit Agreement (as defined below) and any refinancings thereof, together with cash flow from operations and the remainder of the proceeds of the Offerings, to complete its expansion program. There can be no assurance that the Company will be able to refinance its Credit Agreement or have access to substitute capital on acceptable terms. In addition, as opportunities are presented to the Company and as conditions change, the Company may alter its capital programs in light of such opportunities or conditions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.' The Company may also use proceeds of the Offerings for working capital and general corporate purposes.



     Pending the use of funds for geographic and system expansion as described above, approximately $33.8 million of the net proceeds of the Offerings will be used to repay outstanding revolving indebtedness under an amended and restated credit agreement (the 'Credit Agreement') among the Company, the First National Bank of Chicago, N.A. and certain other lenders. At March 31, 1996, the Company had an outstanding balance under the Credit Agreement of approximately $43.8 million and the effective annual interest rate thereunder was 6.42%. The commitments under the Credit Agreement will terminate on June 30, 1997. Any outstanding balances under the Credit Agreement at June 30, 1997 must be repaid according to a specific schedule in quarterly installments beginning on September 30, 1997 and continuing until June 30, 2002. See 'Description of Certain Indebtedness -- Credit Agreement.'


                                DIVIDEND POLICY

     Except for the Dividend and certain distributions to stockholders during the period it was an S Corporation for the payment of tax liabilities, in lieu of salaries or to provide the Founding Stockholders with a return of their capital, the Company has not paid any dividends on its Common Stock, intends to retain all future earnings for the operation and expansion of its business and does not anticipate declaring and paying cash dividends on the Common Stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on the Common Stock will be made by the Board of Directors of the Company from time to time in the exercise of its business judgment, taking into account, among other things, the Company's results of operations and financial condition, any then existing or proposed commitments for the use by the Company of available funds, and the Company's obligations with respect to any then outstanding class or series of its preferred stock. See 'The Company -- Reorganized Corporate Structure and S Corporation Status.'

     The Company is restricted by the terms of the Credit Agreement from paying cash dividends on its Common Stock, and may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on Common Stock. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources' and 'Description of Certain Indebtedness.'

                                    DILUTION


     The net tangible book value of the Company's Common Stock at March 31, 1996 was a deficit of approximately $13.7 million, or $1.29 per share. 'Net tangible book value' per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the (i) payment of the Dividend, (ii) conversion of the Company from an S corporation to a C corporation and (iii) sale by the Company of 4,400,000 shares of Common Stock at an assumed initial public offering price of $17.00 per share (based upon the mid-point of the filing range set forth on the cover page of this Prospectus) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at March 31, 1996 would have been approximately $19.8 million, or $1.32 per share, representing an immediate increase in net tangible book value of $2.61 per share to existing stockholders and an immediate dilution of $15.68 per share to new investors. The table below illustrates this per share dilution.



Initial public offering price per share.......................................................    $17.00
                                                                                                  ------
     Net tangible book value (deficit) per common share before the Offerings.........   $(1.29)
     Dividend to Founding Stockholders...............................................    (2.34)
     Conversion of the Company from an S corporation to a C corporation..............    (0.02)
     Increase per common share attributable to the Offerings.........................     4.07
                                                                                        ------

Pro forma net tangible book value per common share after the Offerings........................      1.32
                                                                                                  ------
Dilution per common share to new investors....................................................    $15.68
                                                                                                  ------
                                                                                                  ------



     The above calculations do not give effect to the exercise of stock options outstanding at March 31, 1996. As of that date, the Company had outstanding options to purchase 316,407 shares of Common Stock under its stock option plan at a weighted average exercise price of $8.50 per share. To the extent that certain of these options are exercised, there may be further dilution to new investors.



     The following table sets forth on a pro forma basis as of March 31, 1996, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders and new investors (at an assumed initial public offering price of $17.00 per share before deducting underwriting discounts and offering expenses payable by the Company).



                                                SHARES PURCHASED           TOTAL CONSIDERATION
                                              ---------------------      -----------------------      AVERAGE PRICE
                                                NUMBER      PERCENT         AMOUNT       PERCENT        PER SHARE
                                              ----------    -------      ------------    -------      -------------
Founding Stockholders......................    6,154,406      41.0%      $    394,688       0.3%         $  0.06
Investors..................................    4,433,826      29.6         35,000,000      31.8             8.13
New investors..............................    4,400,000      29.4         74,800,000      67.9            17.00
                                              ----------    -------      ------------    -------
Total......................................   14,988,232     100.0%      $110,195,688     100.0%
                                              ----------    -------      ------------    -------
                                              ----------    -------      ------------    -------

                                 CAPITALIZATION

     The following table sets forth the cash and cash equivalents and the capitalization of the Company at March 31, 1996, (i) on an actual basis and (ii) as adjusted to give effect to the Offerings, the payment of the Dividend and the conversion of the Company from an S corporation to a C corporation. The information below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's historical financial statements and the notes thereto included elsewhere in this Prospectus.


                                                                                           MARCH 31, 1996
                                                                                  --------------------------------
                                                                                                      PRO FORMA
                                                                                      ACTUAL        AS ADJUSTED(1)
                                                                                  --------------    --------------
                                                                                           (IN THOUSANDS)
Cash and cash equivalents......................................................   $          116    $       33,930
                                                                                  --------------    --------------
                                                                                  --------------    --------------

Long-term debt:
     Borrowings under the Credit Agreement.....................................   $       43,750    $       43,750
                                                                                  --------------    --------------

          Total long-term debt.................................................   $       43,750    $       43,750
                                                                                  --------------    --------------
Stockholders' equity (deficit):
     Common Stock ($.01 par value, 20,000,000 shares authorized, 10,588,232 shares issued and outstanding at March 31, 1996 and 14,988,232 shares
       issued and outstanding pro forma as adjusted)...........................              106               150
     Additional paid-in capital................................................              992            34,762
     Accumulated deficit.......................................................          (12,922)          (13,269)
                                                                                  --------------    --------------
          Total stockholders' equity (deficit).................................          (11,824)           21,643
                                                                                  --------------    --------------
          Total capitalization.................................................   $       31,926    $       65,393
                                                                                  --------------    --------------
                                                                                  --------------    --------------


- ------------


(1) The Pro Forma As Adjusted amounts reflect (i) the consummation of the Offerings, (ii) the payment of the Dividend and (iii) the recording of a deferred tax liability of $347,000 to reflect differences between book and tax accounting for depreciation, inventory and certain reserves as a result of the conversion of the Company from an S corporation to a C corporation. It has been assumed that the net proceeds have been applied to cash and cash equivalents pending the use of such proceeds fo fund geographic and system expansion.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth financial data for the years ended December 31, 1991 and December 31, 1992, which have been derived from the Company's financial statements, audited by Cummings & Carroll, P.C., independent public accountants, and for the years ended December 31, 1993, December 31, 1994 and December 31, 1995 which have been derived from the Company's financial statements, audited by Arthur Andersen LLP, independent public accountants, whose report thereon is included elsewhere in this Prospectus. The following financial data for the three months ended March 31, 1995 and March 31, 1996 have been derived from the Company's unaudited condensed financial statements which, in the opinion of management, contain all adjustments (consisting of normal and recurring adjustments) necessary to present fairly the Company's financial position and results of operations at such dates and for such periods. The interim results are not necessarily indicative of the results of operations for the entire year. The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and the Notes thereto appearing elsewhere in this Prospectus and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


                                                                                                                  THREE MONTHS
                                                               YEAR ENDED DECEMBER 31,                          ENDED MARCH 31,
                                             -----------------------------------------------------------      --------------------
                                              1991         1992         1993         1994         1995         1995         1996
                                             -------      -------      -------      -------      -------      -------      -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Services, rent and maintenance........     $ 7,130      $ 8,500      $11,119      $17,954      $28,908      $ 6,308      $ 9,937
  Product sales.........................         809        1,586        8,481       14,088       18,615        3,931        4,954
  Cost of products sold.................        (453)        (857)      (5,098)     (10,520)     (14,549)      (3,094)      (3,949)
                                             -------      -------      -------      -------      -------      -------      -------
    Net revenues........................       7,486        9,229       14,502       21,522       32,974        7,145       10,942
Services, rent and maintenance
  expenses..............................       1,678        1,888        2,748        4,592        7,060        1,575        2,308
Selling and marketing expenses..........       1,562        1,810        1,814        3,332        5,399        1,178        1,771
General and administrative expenses.....       2,295        2,560        3,377        5,165        8,719        1,943        3,422
Depreciation and amortization...........       1,977        2,741        6,758        7,578       10,870        2,179        2,892
Non-cash compensation expense(1)........           0            0            0            0            0            0          747
                                             -------      -------      -------      -------      -------      -------      -------
Operating income (loss).................         (26)         230         (195)         855          926          270         (198)
Other expense...........................           0            0            0            0          163            0            0
Interest expense........................         600          548          517        1,024        2,484          522          638
Unusual item(2).........................           0            0            0          590          564            0            0
Income tax provision (benefit)..........           0            0            0           32           49            0            5
                                             -------      -------      -------      -------      -------      -------      -------
  Loss from continuing operations before
    discontinued operations and
    extraordinary item..................        (626)        (318)        (712)        (791)      (2,334)        (252)        (841)
Discontinued operations and
  extraordinary item(3).................           0            0            0            0          612            0            0
                                             -------      -------      -------      -------      -------      -------      -------
  Net loss..............................     $  (626)     $  (318)     $  (712)     $  (791)     $(2,946)     $  (252)     $  (841)
                                             -------      -------      -------      -------      -------      -------      -------
                                             -------      -------      -------      -------      -------      -------      -------
Pro forma loss from continuing
  operations before discontinued
  operations and extraordinary
  item(4)...............................                                                         $(2,284)                  $  (836)
Pro forma loss per common share from
  continuing operations before
  discontinued operations and
  extraordinary item(4).................                                                         $ (0.18)                  $ (0.07)
Weighted average shares outstanding.....                                                          12,805                    12,805

OTHER DATA:
EBITDA(5)...............................     $ 1,951      $ 2,971      $ 6,563      $ 8,433      $11,796      $ 2,449      $ 3,441
EBITDA margin(6)........................        26.1%        32.2%        45.3%        39.2%        35.8%        34.3%        31.4%
Average monthly revenue per unit(7).....     $ 17.65      $ 12.77      $  8.00      $  6.18      $  5.20      $  6.11      $  5.08
Average monthly operating expense per
  unit(8)...............................       11.70         9.40         5.71         4.50         3.81         4.55         3.83
Units in service (at end of period).....      44,304       66,674      164,883      319,687      607,725      368,767      696,623
Units in service per employee (at end of
  period)(9)............................         642          901        1,633        1,648        1,905        1,748        1,819
Selling and marketing expenses per net
  subscriber additions(10)..............     $157.03      $ 80.91      $ 18.47      $ 21.52      $ 18.74      $ 24.00      $ 19.92
Capital expenditures....................       2,234        4,288       10,969       13,160       20,643        2,777        7,252



                                                                                                             MARCH 31, 1996
                                                                                                       ---------------------------
                                                                                                                      PRO FORMA
                                                                                                        ACTUAL     AS ADJUSTED(11)
                                                                                                       --------    ---------------
BALANCE SHEET DATA:
Cash and cash equivalents...........................................................................   $    116        $33,930
Total assets........................................................................................     42,456         76,270
Total long-term debt (including current maturities).................................................     43,750         43,750
Total stockholders' equity (deficit)................................................................    (11,824)        21,643


                                                        (Footnotes on next page)

 (1) During 1992 and 1993, the Company granted to certain employees equity interests which were to be realized upon the occurrence of certain events. Effective January 1, 1996, these equity interests were cancelled and such employees were issued 168,900 units under the Phantom Stock Plan at a strike price of $0, vest over a five-year period from the original date of grant in 1992 or 1993, as applicable, and had a grant date value of $6 per unit. The employees received credit for vesting through the date of cancellation of the equity interests. In addition, on January 1, 1996, 150,350 units were issued under the Phantom Stock Plan, at a strike price of $6 per unit and vest over a five-year period. As determined by an independent investment bank valuation and the Company's Compensation Committee the per unit value on January 1, 1996 was $6. As a result, the financial statements for the three months ended March 31, 1996 reflect non-cash compensation expense of $747,000 (which amount includes the cumulative effect of the vesting from 1992 forward) with a corresponding credit to additional paid-in-capital. The remaining non-cash compensation expense of $266,000 will be recognized by the Company over the next two years. In connection with the Offerings, the above units will be converted to options under the TSR Paging Inc. Employee Option Plan. Assuming an initial public offering price of $17.00 per share, the units will convert to a total of 316,407 options at an exercise price of $8.50 per share.


    Holders of Units under the Plan will not have the rights or privileges of stockholders of the Company.

 (2) The unusual item of $590,000 in 1994 primarily consists of certain financing costs associated with the commencement of an initial public offering which was terminated prior to completion. The unusual item of $564,000 in 1995 primarily consists of costs related to certain merger activity.

 (3) The discontinued operations charge of $300,000 consists of costs related to the discontinuation of the Company's telephone answering service operations. The extraordinary item of $312,000 is related to the write-off of deferred financing costs following the refinancing of the Credit Agreement.


 (4) Following termination of the Company's status as an S Corporation upon consummation of the Offerings, the Company will be subject to corporate income taxation. Accordingly, pro forma loss reflects Federal and state income taxes as if the Company had been a C Corporation based on the tax rates that were in effect during the periods presented. See 'The Company.' The pro forma statement of operations data does not reflect (i) distributions to Messrs. DiSavino and Sacks that, if the Company were a C corporation, would be recorded as compensation expense by the Company and
     (ii) reductions in interest expense relating to the paydown of borrowings under the Company's revolving credit facility, as it is anticipated that the Company will reborrow such amounts to fund its expansion strategy. Pro forma loss including discontinued operations before extraordinary item would have been $(.20) per share and $(.07) per share for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. Pro forma loss including discontinued operations and extraordinary item would have been $(.23) per share and $(.07) per share for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.



 (5) EBITDA represents operating income plus depreciation and amortization and non-cash compensation expense. EBITDA is a financial measure commonly used in the Company's industry and is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income or as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. EBITDA is not determined in accordance with generally accepted accounting principles. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


 (6) EBITDA margin is calculated by dividing (a) EBITDA by (b) net revenues. EBITDA margin is a measure commonly used in the Company's industry as an indicator of the efficiency of the Company's operations.


 (7) ARPU is calculated by dividing (a) services, rent and maintenance revenues for the period by (b) the applicable number of months in the period, and dividing the result by (c) the average number of units in service for the period.



 (8) EXPU is calculated by dividing (a) total operating expenses before depreciation and amortization and non-cash compensation expense for the period by (b) the applicable number of months in the period, and dividing the result by (c) the average number of units in service for the period.


 (9) Employees at the end of the period includes all full-time employees plus part-time employees divided by two, excluding employees associated with the Company's discontinued operations.


(10) Selling and marketing expenses per net subscriber additions is calculated by dividing (a) selling and marketing expenses for the period by (b) the net change in units in service during such period.



(11) The Pro Forma As Adjusted amounts reflect (i) the consummation of the Offerings, (ii) the payment of the Dividend and (iii) the recording of a deferred tax liability of $347,000 to reflect differences between book and tax accounting for depreciation, inventory and certain reserves as a result of the conversion of the Company from an S Corporation to a C Corporation. It has been assumed that the net proceeds have been applied to cash and cash equivalents pending the use of such proceeds to fund geographic and system expansion.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company for the three years ended December 31, 1995 should be read in conjunction with the audited financial statements of the Company and the notes thereto.

OVERVIEW

     The Company builds and operates wireless messaging systems, and generates revenues primarily from the provision of wireless messaging services and to a lesser extent from the sale of wireless communications equipment and accessories. The Company's predecessor, founded by Leonard DiSavino and Philip Sacks in 1974 to acquire a wireless communications company, operated primarily in Pennsylvania, New Jersey and Delaware. The Company's current business was established by the founders in 1987 following the sale of the majority of the Company's original operations. Since 1987, the Company has operated primarily in two regions; the Northeast, including metropolitan markets in New York, Connecticut, New Jersey, Massachusetts, eastern Pennsylvania, Maryland and Washington, D.C.; and the West, including certain metropolitan markets in California, Arizona and Nevada.


     Traditional 'paging' service involves a signalling or alerting service that typically prompts a user to telephone a given telephone number. The Company refers to its services as 'wireless messaging' services to distinguish them from paging services, since wireless messaging allows subscribers to receive communications in the form of alpha and numeric text, as well as acting as a conventional alerting service. Developments in messaging technology have enabled wireless messaging providers such as the Company to transmit more information at a relatively higher speed, including alphanumeric messages.



     The wireless messaging industry is currently undergoing significant consolidation as various participants seek to accomplish growth through acquisitions. Consolidation allows larger companies to garner economies of scale and thus makes it more difficult for smaller companies to compete successfully. See 'Risk Factors -- Competition; Consolidation of Industry.'


     The Company's historical financial results include the accounts of a partnership and six related S corporations. In August 1995, all such entities merged into the Company, with the Company as the surviving S corporation. Prior to the Offerings, the Company was not subject to federal income taxes and was subject to state taxes only in certain states. The Company's pro forma net income (loss) for the years ended December 31, 1993, 1994 and 1995, respectively, and for the three months ended March 31, 1995 and 1996 has been computed as if the Company had been subject to Federal and state income taxes for the respective periods presented.


     The Company's long-term operating objectives are to continue to expand its business operations by providing wireless messaging services to a broad base of subscribers throughout the U.S. at the same time as achieving its operating profitability and cash flow growth targets. The Company believes operating expenses per unit in service and units in service per employee are key measures of operating efficiency. The Company's average monthly operating costs per unit were $5.71, $4.50 and $3.81, and the number of units in service per Company employee was 1,633, 1,648 and 1,905 for the years ended 1993, 1994 and 1995, respectively. The Company seeks to improve efficiency through increasing penetration in existing markets and through expansion into contiguous markets. The Company has grown rapidly over the last five years, all from internally generated growth. From 1991 to 1995, the number of units serviced by the Company increased at an annual compound growth rate of 92.4% to 607,725 at December 31, 1995. The Company's substantial growth has been generated by a combination of factors, including (i) the use by the Company of a diverse mix of distribution channels; (ii) the conversion and expansion of the Company's networks to wide area 900 MHz transmission systems; and (iii) expansion of the geographic regions covered by the Company. Each of these factors is described below.


     Distribution channels. Prior to 1992, the Company utilized a direct sales force as its primary method of distribution. The Company has since shifted its distribution mix by using resellers and Company-owned stores for distribution and marketing. This broader distribution strategy has allowed the Company to capture an increasing share of the consumer segment of the market and improve penetration in its existing markets. The Company opened its first retail store in July 1993 and has increased the number of retail stores to 67 at March 31, 1996. Many of the Company-owned stores are located in retail areas, enabling the Company to establish direct relationships with consumers.


     Wide area 900 MHz Systems. Since 1992, the Company has developed its operations primarily on wide area 900 MHz transmission systems which it has deployed in its existing and expansion markets. As a result of upgrading its signal protocol to a FLEX'tm'-based system, the Company is able to offer service to customers at higher speed and with improved reliability. The Company is also developing the System Licenses to provide additional geographic coverage options for the customer.


     Geographic Expansion Program. Since 1994, the Company has undertaken an expansion program to increase the coverage of its existing operations and to enter new geographic regions. In 1994, the Company began marketing its services in the Philadelphia and Los Angeles/Orange County markets, and in 1995, the Company began marketing its services in the Boston and Baltimore/ Washington, D.C. markets. Within the next twelve months the Company expects to operate in four regions, including the Northeast, anchored by New York City, the West, anchored by Los Angeles, the Midwest, anchored by Chicago, and the Southeast, anchored by Miami/Ft. Lauderdale. See 'Business -- Geographic Expansion Strategy.'

     The Company's expansion plans require significant capital investment. New markets generally incur operating losses from start-up and other costs until a sufficient customer base has been established. Based on its experience, the Company typically enters new markets by selling its wireless messaging services through resellers in order to rapidly penetrate the market and build a sufficient base of subscribers. Historically, once the Company has gained a sufficient base of subscribers in a market, it generally opens retail stores in order to further enhance its market penetration and expand its direct sales to consumers in the market.


     The Company's net revenues are derived primarily from fixed periodic recurring fees, not dependent upon usage, charged to subscribers for wireless messaging services. Such fees are paid by subscribers generally on a monthly, quarterly, semi-annual or annual basis. As long as a subscriber remains in service, future operating results benefit from the recurring periodic revenue stream, without the incurrence of additional selling expenses. The Company's strategic shift in its mix of distribution channels towards the reseller channel, in particular, has contributed to a decrease in ARPU over the last three years. This decrease has resulted from the lower wholesale service price charged to resellers compared to higher retail prices charged to end users. This decrease has been partially offset by lower operating costs resulting generally from the structure of the relationship between the Company and its resellers. The Company sells wireless messaging services at wholesale rates to resellers. Resellers then sell those wireless messaging services to their own customers and therefore bear all of the costs of marketing, administration and disconnections related to such customers. Thus, while the Company bears the cost of maintaining its wireless messaging network, in the context of sales to resellers the Company does not incur certain costs that it would otherwise incur if it were selling wireless messaging services directly to subscribers.


     As a result of the Company's focus on the reseller and Company-owned store distribution channels, the Company sells, rather than leases, substantially all of the end-user equipment used by its subscribers. The Company therefore recoups a substantial portion of equipment costs upon sale to resellers and subscribers. This results in lower capital expenditures, depreciation and amortization than if the Company leased such equipment to its subscribers.

     The definitions below relate to management's discussion of the Company's results of operations that follows.

             Services,   rent  and  maintenance  revenues:    include  primarily
             monthly, quarterly, semi-annually and annually billed recurring revenue, not generally dependent on usage, charged to subscribers for wireless messaging and related services such as voice mail and equipment repair and replacement.

             Net revenues: include services, rent and maintenance revenues and sales of subscriber equipment and accessories less the cost of equipment sold.

             Services, rent and maintenance expenses: include costs related to the management, operation and maintenance of the Company's network systems, including telecommunications and site rental expenses.

             Selling and marketing expenses: include salaries, commissions and administrative costs for the Company's sales force and related marketing and advertising expenses.

             General  and administrative expenses:  include executive management
             expenses,   accounting,   office-related   expenses,    information
             services, billing, treasury, employee benefits and store rent.


RESULTS OF OPERATIONS


     The following table sets forth the percentage of net revenues represented by certain items in the Company's Statements of Operations and certain other information for the periods indicated.


                                                                                                          THREE MONTHS
                                                                         YEAR ENDED DECEMBER 31,        ENDED MARCH 31,
                                                                      -----------------------------    ------------------
                                                                       1993       1994       1995       1995       1996
                                                                      -------    -------    -------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Services, rent and maintenance.................................      76.7%      83.4%      87.7%      88.3%      90.8%
    Product sales..................................................      58.5       65.5       56.4       55.0       45.3
    Cost of products sold..........................................     (35.2)     (48.9)     (44.1)     (43.3)     (36.1)
                                                                      -------    -------    -------    -------    -------
    Net revenues...................................................     100.0      100.0      100.0      100.0      100.0
                                                                      -------    -------    -------    -------    -------
  Operating expenses:
    Services, rent and maintenance.................................      18.9       21.3       21.4       22.0       21.1
    Selling and marketing..........................................      12.5       15.5       16.4       16.5       16.2
    General and administrative.....................................      23.3       24.0       26.4       27.2       31.3
    Depreciation and amortization..................................      46.6       35.2       33.0       30.5       26.4
    Non-cash compensation expense..................................       0.0        0.0        0.0        0.0        6.8
                                                                      -------    -------    -------    -------    -------
  Operating income (loss)..........................................      (1.3%)      4.0%       2.8%       3.8%      (1.8%)

OTHER DATA:
  EBITDA...........................................................   $ 6,563    $ 8,433    $11,796    $ 2,449    $ 3,441
  EBITDA margin....................................................      45.3%      39.2%      35.8%      34.3%      31.4%
  ARPU.............................................................   $  8.00    $  6.18    $  5.20    $  6.11    $  5.08
  EXPU.............................................................      5.71       4.50       3.81       4.55       3.83
  Units in service (at end of period)..............................   164,883    319,687    607,725    368,767    696,623
  Units in service per employee (at end of period).................     1,633      1,648      1,905      1,748      1,819


  Three months ended March 31, 1996 compared with three months ended March 31, 1995


     Net revenues increased by 53.1% to $10.9 million for the three months ended March 31, 1996 from $7.1 million for the three months ended March 31, 1995. Services, rent and maintenance revenues increased by 57.5% to $9.9 million for the three months ended March 31, 1996 from $6.3 million for the three months ended March 31, 1995 due primarily to an increase in the number of pagers in service, offset by a decrease in ARPU. Units in service increased by 88.9% to 696,623 at March 31, 1996 from 368,767 at March 31, 1995, all of which growth was internally generated, and reflected both increased penetration of the Company's existing markets as well as expansion into the Boston and Baltimore/Washington, D.C. markets. ARPU decreased by 16.9% to $5.08 for the three months ended March 31, 1996 from $6.11 for the three months ended March 31, 1995. This decrease was due primarily to the high reseller component of the Company's subscriber mix as well as the increasingly competitive market for wireless messaging services.


     Product sales increased by 26.0% to $5.0 million for the three months ended March 31, 1996 from $3.9 million for the three months ended March 31, 1995 due to an increase in the number of units sold offset by declining unit prices. The cost of products sold rose by 27.6% to $3.9 million for the three months ended March 31, 1996 from $3.1 million for the three months ended March 31, 1995 and the net margin on product sales fell to 20.3% from 21.3% over the same period. The decrease in net margin reflected primarily the high reseller component of the Company's subscriber mix and the increasingly competitive market for pager sales.

     Average monthly operating expenses per unit decreased by 15.8% to $3.83 for the three months ended March 31, 1996 from $4.55 for the three months ended March 31, 1995. This decrease was attributable to the Company's continued focus on cost control and ability to achieve economies of scale in its existing markets, offset by start-up expenses in the Boston and Baltimore/Washington, D.C. markets. In addition, the higher reseller component of the subscriber mix contributed to the decline because the reseller bears a significant portion of the operating expenses associated with each unit.

     Services, rent and maintenance expenses increased by 46.5% to $2.3 million for the three months ended March 31, 1996 from $1.6 million for the three months ended March 31, 1995 and decreased slightly as a percentage of net revenues to 21.1% for the three months ended March 31, 1996 from 22.0% for the three months ended March 31, 1995. This increase was due primarily to higher network and site rental expenses associated with the Company's expansion into new markets. On a per unit basis, monthly services, rent and maintenance expenses decreased by 22.9% to $1.18 for the three months ended March 31, 1996 from $1.53 for the three months ended March 31, 1995. This decrease was attributable to increased economies of scale realized from the expansion of the Company's operations.


     Selling and marketing expenses increased by 50.3% to $1.8 million for the three months ended March 31, 1996 from $1.2 million for the three months ended March 31, 1995 and decreased as a percentage of net revenues to 16.2% for the three months ended March 31, 1996 from 16.5% for the three months ended March 31, 1995. The increase in selling and marketing expenses was due primarily to start-up costs and staffing expenses related to the opening of new stores. The number of Company-owned stores grew to 67 at March 31, 1996 from 33 at March 31, 1995. Monthly selling and marketing expenses per unit decreased by 20.2% to $0.91 for the three months ended March 31, 1996 from $1.14 for the three months ended March 31, 1995. This decrease was attributable to the decrease in marketing costs associated with the increase in subscribers through the reseller channel for which the reseller absorbs the majority of the marketing and sales costs.


     General and administrative expenses increased by 76.1% to $3.4 million for the three months ended March 31, 1996 from $1.9 million for the three months ended March 31, 1995 and increased as a percentage of net revenues to 31.3% for the three months ended March 31, 1996 from 27.2% for the three months ended March 31, 1995. This increase was attributable primarily to costs associated with the growth in the Company's coverage area and the expansion into new markets, including increased staffing and other infrastructure expenses. Monthly general and administrative expenses per unit decreased by 6.9% to $1.75 for the three months ended March 31, 1996 from $1.88 for the three months ended March 31, 1995. This decrease was due primarily to the increase in subscribers.

     EBITDA increased by 40.5% to $3.4 million for the three months ended March 31, 1996 from $2.4 million for the three months ended March 31, 1995 and the EBITDA margin fell to 31.4% for the three months ended March 31, 1996 from 34.3% for the three months ended March 31, 1995. The decrease in the EBITDA margin reflects the factors discussed above.

     Depreciation and amortization expenses increased by 32.7% to $2.9 million for the three months ended March 31, 1996 from $2.2 million for the three months ended March 31, 1995 and decreased as a percentage of net revenues to 26.4% for the three months ended March 31, 1996 from 30.5% for the three months ended March 31, 1995. The increase in depreciation and amortization expenses was attributable to the Company's continued expansion program.

     Interest expense increased to $0.6 million for the three months ended March 31, 1996 from $0.5 million for the three months ended March 31, 1995. The increase was due to additional borrowings raised during the three months ended March 31, 1996, the proceeds of which were used primarily to finance the Company's expansion program. Average borrowings outstanding were $39.8 million and $22.7 million during the three months ended March 31, 1996 and 1995, respectively, and the weighted average interest cost was 6.42% and 9.42% over the same period.

     During 1992 and 1993, the Company granted to certain employees equity interests which were to be realized upon the occurrence of certain events. Effective January 1, 1996, these equity interests were cancelled and the employees were issued 168,900 units under the Phantom Stock Plan at a strike price of $0, vest over a five-year period from the original date of grant in 1992 or 1993, as applicable, and had a grant date value of $6 per unit. The employees received credit for vesting through the date of cancellation of the equity interests. In addition, on January 1, 1996, 150,350 units were issued under the Phantom Stock Plan, at a strike price of $6 per unit and vest over a five-year period. As determined by an independent investment bank valuation and the Company's Compensation Committee the per unit value on January 1, 1996 was $6. As a result, the financial statements for the three months ended March 31, 1996 reflect non-cash compensation expense of $747,000 (which amount includes the cumulative effect of the vesting from 1992 forward) with a corresponding credit to additional paid-in-capital. The remaining non-cash compensation expense of $266,000 will be recognized by the Company over the next two years. In connection with the Offerings, the above units will be converted to options under the TSR Paging Inc. Employee Option Plan (the 'Plan'). Assuming an initial public offering price of $17.00 per share, the units will convert to a total of 316,407 options at an exercise price of $8.50 per share.


     The net loss decreased to $0.8 million for the three months ended March 31, 1996 from $0.3 million for the three months ended March 31, 1995 as a result of the factors discussed above.



  Year ended December 31, 1995 compared with year ended December 31, 1994

     Net revenues increased by 53.2% to $33.0 million in 1995 from $21.5 million in 1994. Services, rent and maintenance revenues increased by 61.0% to $28.9 million in 1995 from $18.0 million in 1994 due primarily to an increase in the number of pagers in service, offset by a decrease in ARPU. Units in service increased by 90.1% to 607,725 at December 31, 1995 from 319,687 at December 31, 1994, all of which growth was internally generated, and reflected both increased penetration of the Company's existing markets as well as expansion into the Boston and Baltimore/Washington, D.C. markets. ARPU decreased by 15.9% to $5.20 in 1995 from $6.18 in 1994. This decrease was due primarily to the high reseller component of the Company's subscriber mix as well as the increasingly competitive market for wireless messaging services.

     Product sales increased by 32.1% to $18.6 million in 1995 from $14.1 million in 1994 due to an increase in the number of units sold offset by declining unit prices. The cost of products sold rose by 38.3% to $14.5 million in 1995 from $10.5 million in 1994 and the net margin on product sales fell to 21.8% in 1995 from 25.3% over the same period. This decrease in net margin reflected primarily the high reseller component of the Company's subscriber mix and the increasingly competitive market for pager sales.

     Average monthly operating expenses per unit decreased by 15.3% to $3.81 in 1995 from $4.50 in 1994. This decrease was attributable to the Company's continued focus on cost control and ability to achieve economies of scale by spreading the fixed costs of its operations over a larger base of subscribers. In addition, the higher reseller component of the subscriber mix contributed to the decline because the reseller bears a significant portion of the operating expenses associated with each unit.


     Services, rent and maintenance expenses increased by 53.7% to $7.1 million in 1995 from $4.6 million in 1994 and increased slightly as a percentage of net revenues to 21.4% in 1995 from 21.3% in 1994. This increase was due primarily to start-up costs associated with the Boston, Baltimore and Washington, D.C. systems, increases in telecommunications expenses related to subscriber growth, including the pre-purchasing of telephone codes and leased lines, and other expenses related to the build-out of the Company's network, including increased site rental costs and the building of a Company-owned and operated satellite up-link facility. On a per unit basis, monthly services, rent and maintenance expenses decreased by 19.6% to $1.27 in 1995 from $1.58 in 1994. This decrease was attributable to increased economies of scale realized from the expansion of the Company's operations.


     Selling and marketing expenses increased by 62.0% to $5.4 million in 1995 from $3.3 million in 1994 and increased as a percentage of net revenues to 16.4% in 1995 from 15.5% in 1994. This increase was attributable primarily to increased advertising and other expenses associated with the growth of Company-owned stores and the expansion into new geographic markets. The number of Company-owned stores grew to 58 by December 31, 1995 from 29 at December 31, 1994. Monthly selling and marketing expenses per unit decreased by 15.7 % to $0.97 in 1995 from $1.15 in 1994. This decrease was attributable to the decrease in marketing costs associated with the increase in subscribers through the reseller channel for which the reseller absorbs the majority of the marketing and sales costs.

     General and administrative expenses increased by 68.8% to $8.7 million in 1995 from $5.2 million in 1994 and increased as a percentage of net revenues to 26.4% in 1995 from 24.0% in 1994. This increase was attributable primarily to costs associated with the growth in the Company's subscriber base, including increased billing and collection costs and increased staffing and other infrastructure expenses incurred in anticipation of future growth. Monthly general and administrative expenses per unit decreased by 11.8% to $1.57 in 1995 from $1.78 in 1994. This decrease was due primarily to the increase in subscribers.

     EBITDA increased by 39.9% to $11.8 million in 1995 from $8.4 million in 1994 and the EBITDA margin fell to 35.8% in 1995 from 39.2% in 1994. The decrease in the EBITDA margin reflects the factors discussed above.

     Depreciation and amortization expenses increased by 43.4% to $10.9 million in 1995 from $7.6 million in 1994 and decreased as a percentage of net revenues to 33.0% in 1995 from 35.2% in 1994. The increase in depreciation and amortization expenses was generally attributable to the Company's continued expansion program and increased investment in technical facilities.

     Interest expense increased to $2.5 million in 1995 from $1.0 million in 1994. The increase was due to additional borrowings raised during 1995, the proceeds of which were used primarily to finance the Company's expansion program, and an increase in the weighted average interest cost paid during the year. Average borrowings outstanding were $26.1 million and $14.5 million during 1995 and 1994, respectively, and the weighted average interest cost was 9.15% and 7.14% over the same period.

     The Company incurred $0.6 million from unusual items and $0.6 million of extraordinary items and discontinued operations during 1995. The unusual item expense incurred during 1995 of $0.6 million related to certain merger activity. The discontinued operation expense of $0.3 million related to the discontinuation of the Company's answering service operations. The extraordinary item expense of $0.3 million related to the write-off of deferred financing costs following the Company's refinancing of its credit agreement. During 1994, the unusual item expense of $0.6 million related to costs associated with the commencement of an initial public offering which was terminated prior to completion.

     The net loss increased to $2.9 million in 1995 from $0.8 million in 1994 as a result of the factors discussed above.



  Year ended December 31, 1994 compared with year ended December 31, 1993

     Net revenues increased by 48.4% to $21.5 million in 1994 from $14.5 million in 1993. Services, rent and maintenance revenues increased by 61.5% to $18.0 million in 1994 from $11.1 million in 1993 due primarily to an increase in the number of units in service, offset by a decrease in ARPU. Units in service increased by 93.9% to 319,687 at December 31, 1994 from 164,883 at December 31, 1993 primarily due to increased penetration of existing markets and expansion into the Philadelphia and Los Angeles/Orange County markets. In particular, the Company benefited from marketing its wide area paging systems in its New York and Arizona markets which converted to the 900 MHz systems in March 1993 and August 1992, respectively. ARPU decreased by 22.7% to $6.18 in 1994 from $8.00 in 1993. This decrease was due primarily to the increasing reseller component of the company's subscriber mix as well as the increasingly competitive market for wireless messaging services.

     Product sales increased by 66.1% to $14.1 million in 1994 from $8.5 million in 1993. The cost of products sold rose by 106.4% to $10.5 million in 1994 from $5.1 million in 1993 due to an increase in the number of units sold offset by declining unit prices, and the net margin on product sales fell to 25.3% in 1994 from 39.9% in 1993. This decrease reflected primarily a shift toward the reseller component of the Company's subscriber mix and the increasingly competitive market for product sales.

     Average monthly operating expenses per unit decreased by 21.2% to $4.50 in 1994 from $5.71 in 1993. This decrease was attributable to the Company's continued focus on cost control and ability to achieve economies of scale by spreading the fixed costs of its operations over a rapidly increasing base of subscribers. In addition, the higher reseller component of the subscriber mix contributed to the decline because the reseller bears a significant portion of the operating expenses associated with each unit.

     Services, rent and maintenance expenses increased by 67.1% to $4.6 million in 1994 from $2.7 million in 1993 and increased as a percentage of net revenues to 21.3% in 1994 from 18.9% in 1993. This increase was primarily due to start-up and other expenses associated with the introduction of the Company's Los Angeles/Orange County and Philadelphia systems, expenses related to the Company's continued up-grading of its existing network infrastructure and an increase in telecommunications expenses related to subscriber growth. Monthly services, rent and maintenance expenses on a per unit basis decreased by 20.2% to $1.58 in 1994 from $1.98 in 1993. This decrease was attributable to increased economies of scale realized from the expansion of the Company's operations.

     Selling and marketing expenses increased by 83.7% to $3.3 million in 1994 from $1.8 million in 1993 and increased as a percent of net revenues to 15.5% in 1994 from 12.5% in 1993. This increase was primarily attributable to the growth of the Company operated stores and the expansion into new geographical markets. The number of Company operated stores increased to 29 at December 31, 1994 from 9 at December 31, 1993. Monthly selling and marketing expenses per unit decreased by 12.2% to $1.15 in 1994 from $1.31 in 1993. This decrease was attributable to the increase in reseller subscribers because the reseller absorbs the majority of the marketing and sales costs.

     General and administrative expenses increased by 52.9% to $5.2 million in 1994 from $3.4 million in 1993 and increased as a percentage of net revenues to 24.0% in 1994 from 23.3% in 1993. This increase was due to a combination of factors associated with the growth of the Company's subscriber base, including costs associated with the initiation of operations of the Los Angeles/Orange County network, and staffing and other infrastructure expenses. Monthly general and administrative expenses per unit decreased by 26.7% to $1.78 in 1994 from $2.43 in 1993. This decrease was attributable to the increase in subscribers.

     EBITDA increased by 28.5% to $8.4 million in 1994 from $6.6 million in 1993 and the EBITDA margin decreased to 39.2% in 1994 from 45.3% in 1993. The decrease in the EBITDA margin reflects the factors discussed above.

     Depreciation and amortization expenses increased by 12.1% to $7.6 million in 1994 from $6.8 million in 1993 and decreased as a percentage of net revenues to 35.2% in 1994 from 46.6% in 1993. This increase resulted primarily from increased investment in technical and infrastructure facilities due to the Company's expansion of its existing markets and entry into new markets.

     Interest expense increased to $1.0 million in 1994 from $0.5 million in 1993. This increase reflected both an increase in average borrowings outstanding to $14.5 million in 1994 from $7.9 million in 1993 and an increase in the weighted average interest cost to 7.14% from 6.63% over the same period.

     The Company incurred an unusual item expense of $0.6 million in 1994 associated with the commencement of an initial public offering which was terminated prior to completion.

     The net loss increased by 11.1% to $0.8 million in 1994 from $0.7 million in 1993 as a result of the factors discussed above.



LIQUIDITY AND CAPITAL RESOURCES

     The Company's business strategy requires the availability of substantial funds to finance the expansion of its existing operations and customer base, and the development and construction of new networks and distribution channels. Historically, these investments have been funded by cash flow from operations and bank borrowings. Based upon historical positive cash flow and available borrowings under a credit facility, the Company believes that it has adequate resources to sustain its current operations.

     Uses of Funds. The Company's primary use of funds has historically been for capital expenditures in order to expand its systems in its existing markets and to build and develop systems in new geographical markets. Capital expenditures were approximately $7.3 million for the three months ended March 31, 1996 and $2.8 million for the three months ended March 31, 1995. During 1995, 1994 and 1993, the Company's capital expenditures were $20.6 million, $13.2 million and $11.0 million, respectively. The Company experienced greater capital expenditures in the three months ended March

31, 1996 and in 1995 due to a combination of factors, including (i) compliance with the construction requirements imposed by the FCC and the build-out of Company-owned stores in new geographic markets, and (ii) increased spending in existing markets related to the continued upgrading of its network onto FLEX'tm'-based systems. During 1994 and 1993, capital expenditures increased primarily as a result of both the construction of systems in new geographic markets and the upgrading of the Company's existing transmission networks.



     Sources of Funds. In prior years, the Company has financed its growth through internally generated cash flow from operations and bank debt. Net cash flow from (used in) operations was $(2.5) million and ($1.1) million for the three months ended March 31, 1996 and 1995, respectively, and $7.9 million, $5.1 million and $9.2 million during 1995, 1994, and 1993, respectively. Inventories increased to $8.7 million at March 31, 1996 from $6.4 million at December 31, 1995 and $3.3 million at December 31, 1994, due primarily to the Company's significantly increased investment in pagers to support the growth of its subscriber base. Accounts payable increased to $7.9 million at March 31, 1996 from $10.4 million at December 31, 1995 and $5.4 million at December 31, 1994, again reflecting the significant investment in pagers to support growth in the subscriber base. The Company's overall working capital surplus (deficit) at March 31, 1996 was $1.1 million, compared to ($4.0) million at December 31, 1995 and $(2.1) million at December 31, 1994. The Company's working capital surplus at March 31, 1996 primarily reflected an increase in inventory financed primarily through borrowings under the Credit Facility.


     Cash flow from financing activities has historically reflected primarily the issuance of long-term debt under the Company's bank facilities. For the three months ended March 31, 1996, issuance of bank debt was $9.8 million. For 1995, 1994 and 1993, issuance of bank debt was $14.4 million, $9.8 million and $2.9 million respectively, substantially all of which, in conjunction with the net cash flow from operations discussed above, was used to fund the Company's capital expenditures.

     At March 31, 1996, the Company's liquidity consisted of approximately $0.1 million in cash and cash equivalents. In addition, the Company had available $16.2 million in unused borrowing capacity under the Credit Agreement.

     After payment of the Dividend, the remainder of the net proceeds of the Offerings will be used to fund geographic and system expansion. The Company's planned expansion into new geographic regions will include the purchase of new paging equipment, transmitters, satellite networking equipment and other capital expenditures, as well as potential acquisitions, including the acquisition of licenses or radio spectrum to expand or enhance its services. The Company estimates that it will require approximately $60 million in aggregate capital expenditures during 1996 and 1997 to fund this expansion. The Company intends to utilize its existing Credit Agreement and any refinancings thereof, together with cash flow from operations and a portion of the proceeds of the Offerings, to complete its expansion program. In addition, in connection with the Company's expansion plans, the Company may be required to incur additional indebtedness, refinance the Credit Agreement and/or engage in other financings, the nature, amount and source of which cannot now be determined, but which may include private or public offerings of debt or equity securities. There can be no assurance that such financings or refinancings will be available to the Company on acceptable terms. The Company may also consider from time to time a disposition of certain of its less strategically important assets. However, the Company has no agreements, commitments or understandings with respect to any such transactions at this time. Certain transactions involving the disposition of the Company's assets require the approval of the lenders under the Credit Agreement.

     Description of Credit Agreement. On July 17, 1995 the Company entered into the Credit Agreement. The Credit Agreement increased the Company's revolving line of credit from $28.0 million to a $60.0 million revolving credit and term loan facility. Borrowings under the Credit Agreement have been used to refinance existing indebtedness (under its former credit agreement), fund capital expenditures and for general corporate purposes. The Credit Agreement is secured by substantially all of the assets of the Company. Required quarterly principal repayments begin September 30, 1997, and continue through September 30, 2002. At March 31, 1996, the Company had an outstanding balance under the Credit Agreement of approximately $43.8 million. The Credit Agreement contains various covenants that, among other restrictions, (i) require the Company to maintain certain financial ratios, including an interest coverage ratio, a fixed charge coverage ratio and a leverage ratio, (ii) limit additional indebtedness and future mergers and acquisitions without the approval of the lenders, (iii) limit investments made by the Company, (iv) limit total annual capital expenditures and (v) restrict the payment of cash dividends and other stockholder distributions by the Company during the term of the Credit Agreement. The Credit Agreement also prohibits a change in control of the Company, as defined, during the term of the Credit Agreement. See 'Description of Certain Indebtedness.'

SEASONALITY

     Generally, the Company's results of operations are not significantly affected by seasonal factors. However, the Company's shift towards distribution of pagers to the retail market has caused it to experience higher sales and subscriber growth in the fourth quarter and correspondingly lower sales in the first quarter. Furthermore, the concentration of the Company's business in the northeast has also contributed to slightly lower sales in the first quarter due to weather patterns.

EFFECT OF INFLATION

     Inflation is not a material factor affecting the Company's business. Paging systems equipment and transmission costs have not increased while pager costs have declined significantly over time. This has been reflected in lower prices charged to the Company's subscribers. General operating expenses such as salaries, employee benefits and occupancy costs are, however, subject to normal inflationary pressures.

                                    BUSINESS

GENERAL


     TSR Paging is a leading regional provider of wireless messaging products and services and believes that it is one of the fastest growing, low-cost wireless messaging companies in the United States. From 1991 to 1995, the Company's subscriber base grew at an average compound annual growth rate of 92.4% from 44,304 units in service to 607,725 units in service. During this period, all of the Company's growth has been internally generated. At March 31, 1996, the Company's subscriber base had grown to 696,623 units in service and the Company was ranked as the 12th largest paging company in the United States, according to industry sources.


     The Company's operations are currently organized into two operating regions: (i) the Northeast, including certain metropolitan markets in New York, Connecticut, New Jersey, Massachusetts, eastern Pennsylvania, Maryland and Washington, D.C.; and (ii) the West, including certain metropolitan markets in California, Arizona and Nevada. The Company is currently undertaking a significant regional expansion program, including the formation of two new operating regions, covering the Midwest and the Southeast, and the continued build-out of its existing regions. Set forth below is a table showing the Company's operating regions and number of units in service as of December 31, 1993, 1994 and 1995 and March 31, 1996.

                                                                     NUMBER OF PAGERS IN SERVICE
                                                              ------------------------------------------
                                                                      DECEMBER 31,             MARCH 31,
                                                              -----------------------------    ---------
                                                               1993       1994       1995        1996
                                                              -------    -------    -------    ---------
Northeast..................................................   128,525    225,785    394,344     460,660
West.......................................................    36,358     93,902    213,381     235,963
                                                              -------    -------    -------    ---------
          Total............................................   164,883    319,687    607,725     696,623
                                                              -------    -------    -------    ---------
                                                              -------    -------    -------    ---------


     Traditional 'paging' service involves a signalling or alerting service that typically prompts a user to telephone a given telephone number. The Company refers to its services as 'wireless messaging' services to distinguish them from paging services, since wireless messaging allows subscribers to receive communications in the form of alpha and numeric text, as well as acting as a conventional alerting service. Developments in messaging technology have enabled wireless messaging providers such as the Company to transmit more information at a relatively higher speed, including alphanumeric messages.


BUSINESS OBJECTIVES


     The Company has historically generated positive EBITDA while achieving subscriber growth at levels above the industry average. The Company focuses its business efforts on densely populated major metropolitan markets and population corridors which exhibit the size and demographic trends that the Company believes should offer significant demand for the Company's products and services. The Company seeks to maximize its returns on capital and leverage its operating cost structure by achieving a sufficient base of subscribers on a regional basis. The Company primarily targets the consumer segment of each market, which it believes is the fastest growing market segment. The Company strives to develop close ties with its subscribers by providing high quality customer service and post-sales support in order to lower subscriber disconnect rates and position the Company as a likely distributor of other wireless communications services. The Company believes that as wireless messaging technology evolves and new technology that is complementary to the Company's existing business lines (such as acknowledgment and voice paging) is proven and enters the market, the Company will be able to act as a reseller for such technology. The Company believes that developing relationships with its subscribers will facilitate this process. The Company expects to achieve these objectives by continuing to adhere to the key operating strategies outlined below.


  Operating Strategy

     The Company believes that the consumer market represents the fastest growing segment of the wireless messaging industry. Industry sources expect the consumer portion of the market to grow at a faster rate than the industry average. The Company believes this strong consumer growth is attributable to a combination of factors including declining costs of service and equipment, expanding channels of distribution and greater consumer awareness of the benefits offered by wireless communications technology. In addition, the Company believes the consumer market is less capital intensive and more profitable than the commercial market, primarily because consumer subscribers typically buy rather than lease pagers and also because the consumer subscriber is generally less sensitive to the price of wireless messaging services than the commercial subscriber.

     The Company applies a focused, market-specific operating strategy to each of the markets in which it operates. The key elements of this strategy include:

      Increase Market Penetration through the Reseller Channel. Through the use of resellers, the Company is able to efficiently market its services to a broad population base and achieve higher network utilization with lower incremental capital, sales and administrative costs. The reseller channel allows the Company to rapidly gain a presence in newly opened markets and increase its penetration in existing markets. In addition, the Company is able to reach the consumer at a lower incremental capital cost, primarily because the Company does not incur the selling, marketing, administrative and disconnection expenses associated with these subscribers. The Company believes that it differentiates itself in the reseller market by providing resellers with a high level of support service. For example, the Company frequently integrates the reseller's billing and activation systems with those of the Company through computer links and thus streamlines its service to resellers.

      Continue Expansion of Company-Owned Stores. The Company has been operating its own stores since July 1993 and currently has 67 stores in operation in eight states. As the appeal of wireless messaging services to the consumer market grows, the Company believes that it will be able to capture an increasingly significant share of this market through a targeted retail distribution strategy that emphasizes Company-owned stores. The Company's control of this distribution outlet enables it to control the quality of sales personnel, ensure that subscribers make educated purchase decisions and maintain high quality customer service. The Company expects to continue to develop this channel and plans to open stores in every market in which the Company provides regional wireless messaging services.

      Low-cost Provider. The Company believes that its has one of the lowest operating costs per pager in the wireless messaging industry. The Company's average monthly operating costs per pager were $5.71, $4.50 and $3.81 for the years ended 1993, 1994 and 1995, respectively. The Company attributes its low operating cost structure to a combination of factors, including its (i) high quality customer service and resultant lower rate of disconnections, (ii) focus on the reseller distribution channel whereby the reseller absorbs a significant portion of the operating expenses per pager, (iii) increasing penetration of its existing markets and ability to realize economies of scale, (iv) efficient allocation and productivity of personnel, and (v) volume purchase arrangements with suppliers.

      Quality Subscriber Service. The Company has historically distinguished itself from other wireless messaging operators by providing high quality customer service in each of its markets. Substantially all of the Company's wireless messaging systems are 900 MHz systems which utilize Motorola's state-of-the-art FLEX'tm' technology. FLEX'tm' technology enables the Company to more efficiently use its bandwidth by increasing the number of messages transmitted per minute and thereby increasing the number of pagers in service which can be supported on its systems. As a result, the Company's wireless messaging systems experience little delay in transmitting messages and are highly reliable. As part of its commitment to 'full service,' the Company strives to provide direct subscribers with high quality post-sale maintenance, including 24-hour on-call repair service and next-day replacement of lost or damaged equipment. The Company believes that its provision of quality service contributes to an average disconnect rate which has historically been lower than that of the industry. According to industry sources, the average monthly disconnect rate for the industry during 1993 and 1994, the last years for which data is available, was 2.9% and 2.8%. In comparison, the Company's average monthly disconnect rate for 1993, 1994 and 1995 was 1.9%, 1.3% and 1.1%, respectively.

      Focus on COAM vs. Leased Pagers. The Company emphasizes customer owned and maintained ('COAM') pagers instead of leased pagers. Since a COAM customer is responsible for the purchase and maintenance of the unit, this strategy results in significantly reduced capital investment by the Company on a per unit basis, reduced collection expenses and a reduction in lost units. In addition, the Company believes a COAM customer is less likely to switch or terminate service than a subscriber who leases a unit due to the higher up front cost incurred in the purchase and the inconvenience involved in switching to a new frequency.

      Develop Strategic Alliances. The Company has established several strategic relationships with other providers of communications services. These providers, which enjoy strong brand awareness, resell the Company's wireless messaging services under their own brand name and, in some cases, package the product with other communications services. The Company currently has resale relationships with AT&T Wireless, Inc. and Jones Intercable, Inc. The Company also has an agreement with Bell Atlantic/NYNEX Mobile, Inc. for the sale of cellular telephone service and related equipment through the majority of the Company's stores. The Company actively seeks out strategic partners when it believes synergies exist.

  Geographic Expansion Strategy


     The  Company's geographic expansion strategy incorporates two key elements:
(i) the continued build-out of its existing regional networks in the Northeast (anchored by New York City) and the West (anchored by Los Angeles), and (ii) the development of networks in new markets, including the formation of two new operating regions, covering the Midwest (anchored by Chicago) and the Southeast (anchored by Miami/Ft. Lauderdale). Currently the Company has the ability to provide regional wireless messaging coverage to its subscribers. Thus, for example, a subscriber in the Northeast region can receive messages anywhere between the New York/New Jersey area and Washington, D.C. or Boston. The Company does not currently offer inter-regional or nationwide coverage to its subscribers. Thus, for example, a subscriber in the Northeast region would not be able to receive messages in the Midwest or West region.


     During 1996, the Company commenced construction in its new Midwest region, with service to be anchored by Chicago and extending to Milwaukee, and commenced construction in its Southeast region. In addition, the Company expanded service within its existing West region to the San Francisco and San Jose markets.

     The Company's strategy when entering a new market is to use the reseller channel in order to rapidly penetrate the market and establish a sufficient base of subscribers. As the Company becomes more established in a region, in addition to the reseller channel, the Company generally opens retail stores in order to further enhance its market penetration and expand its direct sales to consumers in the market.


     Substantially all of the Company's existing and new wireless messaging operations are being developed using wide area 900 MHz transmission systems. The wide area 900 MHz transmission system and the use of FLEX'tm' technology provide the Company with ample growth capacity as it expands and enters new markets.

     The following chart sets forth information regarding each of the Company's markets in operation or which are expected to be completed within the next 12 months:


   REGION                         MARKET                            SERVICE DATE(1)
- -------------  ---------------------------------------------     ----------------------
NORTHEAST:     New York/
                 New Jersey.................................     1/87
               Harrisburg...................................     2/75
               Philadelphia.................................     6/94
               Hartford.....................................     11/94
               Boston.......................................     9/95
               Providence...................................     Under construction(2)
               Baltimore....................................     10/95
               Washington, D.C. ............................     10/95
               Pittsburgh...................................     Under construction

MIDWEST:       Chicago......................................     6/96
               Milwaukee....................................     6/96

SOUTHEAST:     Miami/
                 Ft. Lauderdale.............................     Under construction
               Tampa/
                 St. Petersburg.............................     Under construction

WEST:          Los Angeles..................................     6/94
               San Diego....................................     11/85
               Phoenix......................................     9/87
               Tucson.......................................     5/87
               Las Vegas....................................     Under construction(2)
               San Francisco................................     4/96
               San Jose.....................................     4/96
               Sacramento...................................     Under construction(2)
               Denver.......................................     Under construction


- ------------

(1) Service Date refers to the approximate date on which the Company began marketing its services in such market.

(2) The Company currently provides coverage, but does not yet market its wireless messaging services, in this region.

PCS STRATEGY

     During the second half of 1994, the FCC auctioned a portion of spectrum which was allocated for advanced wireless messaging services, also known as narrowband PCS. This spectrum will allow wireless messaging operators to offer an array of enhanced products and services which previously were unavailable given the limited spectrum allocated to existing one-way messaging services. These products include pagers that can transmit both voice and data and pagers which will allow subscribers to acknowledge the receipt of messages.


     The Company pursues strategic relationships with PCS developers and operators in order to be able to offer subscribers narrowband PCS services without the licensing or capital cost associated with the construction of a narrowband PCS network. For example, the Company recently signed a memorandum of understanding with PCS Development Corporation ('PCSD') (a nationwide narrowband PCS license holder) to act as a distributor of PCSD's services, such as a wireless voice messaging product. In addition, the Company will continue to evaluate whether to participate in future government auctions for FCC licenses as the technology associated with these services becomes more widely accessible and more cost effective to deploy.

WIRELESS MESSAGING OPERATIONS

  Subscribers and Services

     The Company currently provides two principal types of wireless messaging services in its markets: digital display and alphanumeric display. Both digital display and alphanumeric pagers can be used in conjunction with the Company's voicemail services.

          TYPE OF SERVICE                                             DESCRIPTION
- ------------------------------------  ---------------------------------------------------------------------------
Numeric (Digital Display) Wireless
  Messaging Service.................  Numeric wireless messaging service permits a caller, utilizing a  touchtone telephone,  to transmit to  a subscriber a numeric  message consisting of a telephone number, an  account number or  coded information. Numeric  pagers have  memory capability to store several such numeric messages which can be recalled by a subscriber when desired.
Alphanumeric Wireless Messaging
  Service...........................  Alphanumeric wireless messaging service  allows subscribers to receive  and store  messages consisting of both letters and numbers. Alphanumeric pagers have sufficient memory to store thousands of characters. This service  also has  the ability  to tie into  computer-based networks  to provide advanced messaging services such as  periodic news and  sports updates. Callers  may input  messages either by using the Company's or another wireless messaging company's operator  dispatch  center, a  personal  computer or  a  portable alphanumeric input device, such as AlphaMate'tm' manufactured by Motorola.
Voice Mail Service..................  Voice  mail  service  enables a  caller  to  leave a  recorded  message and automatically alerts a subscriber, through a pager, that a message has been recorded. A subscriber  may retrieve  messages 24  hours a  day by  calling their  voice mailbox from any touch-tone telephone. The Company's voicemail system provides complete message  privacy, allows for personalized  message greetings  and enables voice messages to be sent to a large group of people simultaneously.

     The Company provides wireless messaging services to subscribers for a fixed periodic fee, generally on a monthly, quarterly, semi-annual or annual basis. Fees for wireless messaging services generally increase with the level of service provided and the sophistication of the pager, but vary according to the competitive conditions in different geographic markets, the size of the contract involved and the type of distribution channel through which the pager is sold. The Company markets a variety of coverage options to subscribers, from service in a particular market to additional regional coverage for an incremental fee. For example, customers in the New York region (covering New York, New Jersey and Connecticut) can purchase coverage in the Boston market for an additional periodic charge.

     In addition to its wireless messaging and voicemail operations, the Company also markets complementary products and services, including cellular telephone equipment and service. As PCS and other advanced wireless messaging services become available, the Company expects to market such products and services through its Company-owned stores. These complementary products and services generate incremental revenues to the Company, improve the productivity of its sales and service staff and further enhance the Company's position as a provider of wireless communications services and equipment.

     The following table sets forth the number of subscriber units of various types in service at December 31, 1993, 1994 and 1995 and March 31, 1996.

                                                                    UNITS IN SERVICE BY TYPE
                                      ------------------------------------------------------------------------------------
                                                               DECEMBER 31,                                 MARCH 31,
                                      --------------------------------------------------------------    ------------------
                                             1993                  1994                  1995                  1996
                                      ------------------    ------------------    ------------------    ------------------
                                      NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT
                                      -------    -------    -------    -------    -------    -------    -------    -------
Numeric display units..............   153,868       93%     306,977       96%     586,267       96%     671,808       96%
Alphanumeric display units.........    2,999         2       6,676         2      17,898         3      21,577         3
Other(1)...........................    8,016         5       6,034         2       3,560         1       3,238         1
                                      -------    -------    -------    -------    -------    -------    -------    -------
        Total......................   164,883      100%     319,687      100%     607,725      100%     696,623      100%
                                      -------    -------    -------    -------    -------    -------    -------    -------
                                      -------    -------    -------    -------    -------    -------    -------    -------

- ------------

(1) Includes tone-only and tone plus voice units.

     Subscribers either lease the pager from the Company for an additional fixed periodic fee or own the pager, having purchased it from the Company or from another vendor. At March 31, 1996, approximately 96% of the Company's units in service were owned by subscribers. The following table sets forth at December 31, 1993, 1994 and 1995 and March 31, 1996, the respective numbers and percentages of pagers that were (i) serviced by the Company and owned by resellers or direct subscribers and (ii) serviced and owned by the Company and leased to subscribers.

                                                                 OWNERSHIP OF UNITS IN SERVICE
                                      ------------------------------------------------------------------------------------
                                                               DECEMBER 31,                                 MARCH 31,
                                      --------------------------------------------------------------    ------------------
                                             1993                  1994                  1995                  1996
                                      ------------------    ------------------    ------------------    ------------------
                                      NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT
                                      -------    -------    -------    -------    -------    -------    -------    -------
Subscriber owned (COAM)............   136,168       83%     291,574       91%     577,824       95%     667,469       96%
Company owned and leased to
  subscribers......................   28,715        17      28,113         9      29,901         5      29,154         4
                                      -------    -------    -------    -------    -------    -------    -------    -------
        Total......................   164,883      100%     319,687      100%     607,725      100%     696,623      100%
                                      -------    -------    -------    -------    -------    -------    -------    -------
                                      -------    -------    -------    -------    -------    -------    -------    -------

  Sales and Marketing

     Subscribers who use wireless messaging services have traditionally included small business operators and employees, professionals, medical personnel, sales and service providers, construction and tradespeople, and real estate brokers and developers. However, the appeal of wireless messaging to the consumer market is growing substantially and the service is increasingly being adopted by individuals for private, nonbusiness uses such as communicating with family members and friends.

     The Company historically relied on direct sales to market its services to wireless messaging customers. Over the last three years, however, the Company has implemented a broader distribution strategy designed to capitalize on the growing mass market appeal of wireless messaging products. This sales and marketing strategy includes three different distribution channels to penetrate the consumer and small business market: (i) resellers (including strategic partners) which purchase wireless messaging services and resell them to their own subscribers generally on a private label basis; (ii) Company-owned stores which sell pagers and cellular telephones (including their related services) and wireless communications devices and accessories directly to consumers; and (iii) a direct sales force that concentrates selectively on small and medium-sized business accounts. At March 31, 1996, the Company employed a sales force of 173 sales representatives, including the Company's direct sales staff and sales representatives in Company-owned stores. Sales and marketing strategies and policies in each of the Company's regions are directed by a Company Vice President dedicated to each region. The Company's distribution channels are described below.

      Resellers. Resellers buy wireless messaging services from the Company for resale to their own business clients and individual customers. Through the use of resellers, the Company is able to efficiently market its services to a broad population base and achieve higher network utilization with lower incremental capital, sales and administrative costs. Resellers provide an effective sales channel through which to enter new markets and to access specific consumer niches in existing markets for which the Company could not cost effectively justify a direct sales effort. The Company provides its resellers with a high level of support by, among other things, allowing administrative and operational connections between the reseller and the Company. For example, the Company frequently integrates the reseller's billing and activation systems with those of the Company. The Company issues a consolidated monthly bill to each reseller, and it is the reseller who is responsible for the marketing, billing and collection, and equipment maintenance for each of its customers. Thus, while the Company bears the cost of maintaining its wireless messaging network, in the context of sales to resellers the Company does not incur certain costs that it would otherwise incur if it were selling wireless messaging services directly to subscribers. The Company believes that this integration of systems results in increased reseller retention. At March 31, 1996, the Company distributed its services through approximately 3,000 resellers. The Company has also established strategic relationships with other telecommunications service providers who market the Company's services under their own brand name. The Company has agreements to provide wireless messaging services through AT&T Wireless, Inc. and Jones Intercable, Inc.


      Company-Owned Stores. In July 1993, the Company initiated a program to develop a retail distribution channel through Company owned and operated retail stores. At March 31, 1996, the Company operated 67 such stores, primarily under the 'Beeper Warehouse' brand name, that sell wireless messaging services and equipment. The stores are typically located in strip shopping centers or other high-traffic retail locations, and generally range from approximately 600 to 1,200 square feet in size. The Company believes that retail locations increase 'walk-in' traffic, particularly from non-business, consumer users. In addition, the Company is able to provide direct, high-quality customer service to subscribers and control the quality of the sales process, thereby allowing the Company to more effectively manage the level of disconnects in this channel. In addition, the Company is able to increase store revenues and enhance its customer relationships through the sale of additional equipment and services, including cellular phones and accessories. The stores also act as service centers for direct and reseller customers, providing repair and maintenance services. The Company generally leases its stores for terms ranging from one to five years. The Company intends to continue to open stores as it expands its regional wireless messaging systems.

      Direct Sales. The Company's sales force focuses primarily on resellers and also opportunistically targets small and medium sized businesses where management believes a specific opportunity exists. However, the Company does not emphasize direct sales as it believes that more profitable subscribers can be targeted through the reseller and retail channels.

     The following table sets forth information regarding numbers of units in service by distribution channel at December 31, 1993, 1994 and 1995 and March 31, 1996.

                                                            UNITS IN SERVICE BY DISTRIBUTION CHANNEL
                                      ------------------------------------------------------------------------------------
                                                               DECEMBER 31,                                 MARCH 31,
                                      --------------------------------------------------------------    ------------------
                                             1993                  1994                  1995                  1996
                                      ------------------    ------------------    ------------------    ------------------
                                      NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT    NUMBER     PERCENT
                                      -------    -------    -------    -------    -------    -------    -------    -------
Resellers..........................   103,649       63%     235,383       74%     485,014       80%     564,489       81%
Company-owned stores...............    1,619         1      16,705         5      50,055         8      59,072         9
Direct sales(1)....................   59,615        36      67,599        21      72,656        12      73,062        10
                                      -------    -------    -------    -------    -------    -------    -------    -------
        Total......................   164,883      100%     319,687      100%     607,725      100%     696,623      100%
                                      -------    -------    -------    -------    -------    -------    -------    -------
                                      -------    -------    -------    -------    -------    -------    -------    -------

- ------------

(1) Includes retail sales at service center locations.

OPERATIONS

     The Company manages its administrative functions, including billing, accounting, regulatory, treasury and insurance, from its corporate headquarters in Fort Lee, New Jersey. Functions that require more specific customer or market knowledge, such as marketing, collections and inventory manage-ment, are handled on a decentralized basis in each of the Company's markets. This structure allows the Company to be more responsive to customer demands. In addition, the Company believes that its decentralized operating structure allows it to provide greater incentives to employees by measuring each market as a profit center and holding managers accountable for performance. Each of the markets in which the Company operates has its own sales manager and operations manager who together make staffing, administrative, operational and marketing decisions within guidelines established by senior management. Each market has its own field sales force, collections personnel and inventory controller. Compensation of managers is based primarily on the performance of their respective markets, taking into account such factors as growth, disconnect rates and operating profitability. As a result, each manager has a strong incentive to manage operations cost effectively and increase the local subscriber base. The Company believes that its decentralized organizational structure is a key element in its operating strategy and that the financial and accounting systems it has in place are adequate to support substantial market expansion in the future.

     The Company's decentralized operations are monitored by centralized management information systems that provide senior management financial and operating information with detail down to the store and sales person level. The Company believes that its management information systems are sufficient to support the Company's projected growth. In addition, the Company is highly focused on cost control and the efficient allocation and productivity of its personnel and believes that it has one of the lowest costs per pager in the industry. Average monthly operating costs per pager (operating expenses divided by average outstanding pagers) were $5.71, $4.50 and $3.81 for the years ended December 31, 1993, 1994 and 1995, respectively.

NETWORK AND EQUIPMENT

     Substantially all of the Company's growth during the last three years has been on its wide area 900 MHz networks which the Company believes have the capacity to support its future growth. All of the Company's networks utilize satellite-based digital links to control its transmitters. The Company also utilizes its own redundant satellite up-link facilities which operate on Hughes Galaxy 4 Satellite channels.


     All of the Company's 900 MHz transmitters have 24-hour monitoring and technical support from Company-employed and trained engineers. To ensure maximum reliability, coverage and building penetration, the Company designs its own wireless messaging networks and, in many cases, installs its own transmitters. Each of the Company's 900 MHz transmitters supports multiple frequencies which enables the Company to transmit on its 900 MHz frequencies. All of the Company's 900 MHz networks are capable of transmitting using FLEX'tm' protocol.



     The Company does not manufacture any of the pagers or related transmitting and switching equipment used in its wireless messaging operations. The equipment used in the Company's operations is available for purchase from multiple sources, and the Company anticipates that infrastructure equipment and pagers will continue to be available to the Company in the foreseeable future, consistent with normal manufacturing and delivery lead times. The Company continually evaluates new developments in wireless messaging technology in connection with the design and enhancement of its systems and selection of products to be offered to subscribers. The Company currently purchases substantially all of its pagers from Motorola, from which it achieves cost savings from volume purchases. The Company purchases its transmitters from Motorola and Glenayre and its switches from Glenayre.


WIRELESS MESSAGING INDUSTRY OVERVIEW

     Industry sources indicate that at December 31, 1995, the wireless messaging industry served over 34 million subscribers in the U.S., representing a penetration rate of approximately 13% of the population. Industry sources also indicate that in recent years the number of units in service in the United States has been growing at annual rates in excess of 28% per year since 1989 and predict that the number of units in service will continue to grow at annual rates of approximately 15% to 20% through the year 2000. Factors that have been described as contributing to this growth include (i) declining costs of service and subscriber equipment, (ii) increasing awareness of the benefits of wireless messaging among the general population, (iii) introduction of new or enhanced equipment and services, (iv) expanding channels of distribution into the mass consumer market,
(v) significant improvement in productivity, reliability and coverage areas, and
(vi) the relatively high cost of alternative cellular communications services.


     Historically, the wireless messaging industry has been highly fragmented and characterized by a large number of small, independent local operators. However, the industry is currently undergoing significant consolidation as various participants seek to accomplish growth through acquisitions. The Company estimates that the 15 largest companies provide wireless messaging service to approximately 63% of the estimated subscribers in service in the U.S. However, several hundred other licensed wireless messaging companies remain in existence in the U.S., many of which continue to provide only local wireless messaging services. Consolidation allows larger companies to garner economies of scale and thus makes it more difficult for smaller companies to compete successfully. The Company believes that the wireless messaging industry will be characterized by further consolidation, and there can be no assurance that the Company will not be adversely affected by such consolidation.


     The Company believes that future developments in the wireless messaging industry will include (i) technological improvements that permit advanced services and applications to a wider market on a cost-effective basis, (ii) consolidation of smaller, single-market operators and larger, multi-market wireless messaging companies, and (iii) increased numbers of pagers in service as a result of general expansion into consumer and retail markets. Future technological developments in the wireless messaging industry will likely include new wireless messaging services such as 'confirmation' or 'response' paging that will have the ability to send a message back to the wireless messaging system that confirms that the paging message has been received, digitized voice paging, two-way paging and notebook and sub-notebook computer wireless data applications. Narrowband PCS may offer the ability to provide some of these services.

WIRELESS MESSAGING TECHNOLOGY

     Wireless messaging is a method of one-way wireless messaging that uses an assigned radio frequency to contact a wireless messaging subscriber anywhere in a service area. A subscriber carries a pager that receives messages by the broadcast of a one-way radio signal. To contact a subscriber, a message is usually sent by placing a telephone call to the subscriber's designated telephone number. The telephone call is received by an electronic messaging switch which then generates a signal that is sent to radio transmitters in the service area. Depending upon the topography of the service area, the operating radius of a radio transmitter typically ranges from three to 12 miles. The transmitters send a signal that is received by the pager carried by the subscriber and is delivered as a tone, vibration, numeric or alphanumeric message. A tone-only pager notifies the subscriber that a call has been received by emitting a beeping sound or vibration. In the case of tone-plus-voice service, the subscriber's pager emits a beeping sound followed by a brief voice message. Depending upon the type of pager in use, the subscriber may receive a message that is displayed on the pager or a subscriber may call his or her home, office or telemessaging service to receive the message. A digital display pager permits a caller to transmit to the subscriber a numeric message that may consist of a telephone number, an account number or coded information. A digital display pager has the memory capability to store several numeric messages that can be recalled by the subscriber when desired. Alphanumeric display wireless messaging service allows subscribers to receive and store messages consisting of both numbers and text.

     The Company believes that one-way wireless messaging is the most cost-effective and reliable means of conveying a variety of information rapidly over a wide geographic area either directly to a person traveling or to various fixed locations. One-way wireless messaging is an inherently lower cost way to communicate than two-way communication methods. For example, pagers and air time required to transmit an average message cost less than equipment and air time for cellular telephones. Furthermore, pagers operate for longer periods due to superior battery life, often exceeding one month on a single AAA battery. Wireless messaging subscribers generally pay a fixed periodic service fee, which covers a certain number of messages sent to the subscriber. In addition, pagers are unobtrusive, portable and historically have not become obsolete even in the face of substantial technological advances in the communications industry. Growth in the number of cellular telephone customers is increasingly viewed as a complement to wireless messaging. Many cellular telephone customers use pagers in conjunction with their telephones to screen incoming calls and minimize battery use and cellular usage charges.

     The wireless messaging industry has also benefited from technological advances resulting from research and development conducted by manufacturers of pagers and transmission equipment. Such advances include microcircuitry, liquid crystal display technology and standard digital encoding formats, which have enhanced the capability and capacity of wireless messaging systems while lowering equipment and air time costs. Technological improvements have enabled and will continue to enable the Company to provide better quality services at lower prices to its subscribers and have generally contributed to the growth of the wireless messaging industry.

COMPETITION

     The wireless messaging industry is a highly competitive industry, with price being the primary means of differentiation among providers of numeric messaging services (which account for the majority of the Company's current revenues). Companies in the industry also compete on the basis of coverage area, enhanced services, transmission quality, system reliability and customer service. The Company experiences competition from one or more competitors in all of the regions in which it operates. Although some of the Company's competitors are small, privately-owned companies serving only one market area, others are subsidiaries or divisions of larger companies that provide wireless messaging services in multiple market areas. Many of these competitors possess significantly greater financial and other resources than the Company. Since 1987, the Company has competed with Paging Network, Inc. ('PageNet'), the largest provider of wireless messaging services in the United States, and MobileMedia Communications Corporation ('MobileMedia') in all of the Company's major markets.

     Paging also competes to a certain extent with a number of additional wireless technologies, including cellular, PCS, and SMR services and various mobile satellite services. In 1994, the FCC began auctioning licenses for PCS. PCS involves a network of small, low-powered transceivers placed throughout a neighborhood, business complex, community or metropolitan area to provide customers with mobile voice and data communications. There are two types of PCS, narrowband and broadband. Narrowband PCS is expected to provide advanced wireless messaging and other capabilities, such as 'acknowledgment paging,' 'talk-back' and voice paging. Broadband PCS is expected to provide new types of communications devices that will include multi-functional portable phones and imaging devices. Both narrowband and broadband PCS are currently in the developmental stage, and PCS providers will likely compete directly and indirectly with the Company.

     Future technological developments in the wireless telecommunications industry, such as PCS, and enhancements of current technology may create new products and services which could compete with the wireless messaging services currently offered by the Company. There can be no assurance that the Company would not be adversely affected by such technological change. However, the Company believes that paging is and will continue for the foreseeable future to be the most cost-effective and reliable method of wireless messaging. Compared to two-way methods of communications such as cellular telephony, paging service utilizes smaller, more easily transportable equipment, offers longer battery life, uses a signalling technology that penetrates buildings and other structures more effectively and, most importantly, is less expensive.

REGULATION

     Currently,  wireless  messaging  companies   provide  paging  services   on
frequencies allocated pursuant to Parts 22 and 90 of the FCC's Rules. Traditionally, frequencies allocated pursuant to Part 22 of the FCC's Rules were authorized on a radio common carrier ('RCC') basis, with RCC licensees holding exclusive licenses for the allocated frequency at specific sites. Frequencies allocated pursuant to Part 90 of the FCC's Rules ('Private Mobile' frequencies) were traditionally allocated on a shared basis subject to frequency coordination procedures designed to avoid interference with operation by other licensees utilizing the same frequency. The Company is licensed for both RCC and Private Mobile paging systems.

     In 1993, Congress replaced the traditional distinction between RCC and Private Mobile systems. In 1995, the FCC adopted rules revising the classification of licensees of wireless services, including paging service, in accordance with 1993 legislation. Pursuant to the new classification, all wireless licensees are classified as either Commercial Mobile Radio Service ('CMRS') licensees or Private Mobile Radio Service ('PMRS') licensees. Those carriers, including the Company and its competitors, who make service available to the public on a for-profit basis through interconnection with the public switched telephone network are classified as CMRS licensees. The Company's RCC and Private Mobile paging systems licensed under Parts 22 and 90 of the FCC's Rules are now classified as CMRS systems, although the Company's Private Mobile systems operating on 929-930 MHz are subject to a transition period through August, 1996, during which time these systems will be regulated as PMRS systems. The Congressional and FCC purpose behind this new regulatory scheme was to promote regulatory parity between operators of similar one-way paging systems regardless of whether those systems were licensed under Part 22 or Part 90 of the FCC's Rules. The Company believes that such parity will remove certain regulatory advantages that Private Mobile paging companies previously enjoyed and allow similar paging systems to be regulated in a similar fashion.



     The Company's 929-930 MHz paging systems authorized pursuant to Part 90 of the FCC's Rules (often referred to as 'Private Carrier Paging' or 'PCP' systems), were originally authorized on a shared basis. However, in 1993 the FCC amended its rules to provide for exclusive operation on these frequencies. Based on the paging systems licensed to the Company at the time of adoption of these FCC regulations, the Company obtained local and regional exclusivity for many of its PCP systems. Exclusive operation of these PCP systems is still subject to certain requirements and limitations including, but not limited to, construction requirements and sharing with previously-licensed 'incumbent,' co-channel systems.


     The Company currently provides paging services to subscribers over its own transmission facilities on CMRS systems licensed pursuant to both Part 22 and
Part 90 of the FCC's Rules. The FCC licenses granted to the Company are for varying terms of up to 10 years, at the end of which time renewal applications must be approved by the FCC. The Company's current licenses have renewal dates ranging from 1996 to 2005. Generally, the FCC has granted most applicants' renewal applications upon a demonstration of compliance with FCC regulations and adequate service to the public. The FCC has granted every renewal application that the Company has filed, and all of the Company's Part 22 licenses were renewed for a 10-year period ending April 1, 1999. Although the Company is unaware of any circumstances which might prevent the grant of any pending or future renewal applications, no assurance can be given that any of the Company's licenses will be renewed by the FCC. Furthermore, although revocation and involuntary modification of licenses are extraordinary regulatory measures, the FCC has the authority to restrict the operation of licensed facilities or to revoke or modify licenses. None of the Company's licensees have ever been revoked or modified involuntarily by the FCC.

     The Communications Act requires licensees such as the Company to obtain prior approval from the FCC for the assignment or transfer of control of any construction permit or station license or any rights thereunder, including in the context of acquisition of other paging companies by the Company and transfers by the Company of a controlling interest in any of its licenses or construction permits or any rights thereunder. In addition, prior FCC approval would be required in connection with any transfer of control of the Company or, in certain circumstances, the acquisition of fifty percent (50%) or more of the equity of the Company by a single entity or two or more entities under common control. The FCC has approved each acquisition and transfer of control for which the Company has sought approval in the past.

     The Company also regularly applies for FCC authority to use additional frequencies, modify the technical parameters of existing licenses, expand its service territory and provide new services under existing FCC Rules. Although there can be no assurance that future requests for approval or applications filed by the Company will be approved or acted upon in a timely manner by the FCC, or that the FCC will grant such requests or applications, the Company knows of no reason to believe any such requests or applications will not be approved or granted.

     When FCC approval is required, whether in connection with a renewal application, a transfer of control or assignment of license application or an application for new or modified CMRS facilities for which prior FCC authorization is required, any interested party may file a petition to dismiss or deny the application. Pursuant to the Communications Act, such application cannot be acted upon until the petition is dismissed or denied by the FCC or withdrawn or dismissed by the petitioner. Moreover, any such FCC approval or authorization is subject to the filing of petitions for reconsideration and other administrative and judicial appeal processes. Although the Company does not believe that any such petition or appeal will be granted by the FCC that would result in a material adverse effect on the Company, the Company can give no assurance that such petitions and/or appeals, whether currently outstanding or to be filed in the future, may not be granted by the FCC resulting in a material adverse effect on the Company.


     The Communications Act also limits foreign investment in and the ownership of entities which are licensed as CMRS carriers by the FCC. Pursuant to Section 310(b) of the Communications Act, as amended by the Telecommunications Act of 1996, the stock of FCC licensees, such as the Company, may be owned no more than 20% by aliens or their representatives, a foreign government or its representatives or a foreign corporation. For entities that own or control FCC licensees, the stock of such entities can be held no more than 25% by aliens or their representatives, a foreign government or its representatives or a foreign corporation. The FCC has the authority to waive the 25% ownership limitation and the FCC has recently adopted a new 'effective competitive opportunities' analysis that the Company believes may make it easier for the FCC to waive these ownership limitations, at least for aliens of countries whose telecommunications markets are open to U.S. participation.


     In 1993, Congress amended the Communications Act to allow the FCC to assign radio spectrum licenses through the use of auctions. The FCC has enacted general regulations regarding the conduct of such auctions and the FCC has already proceeded to assign certain licenses pursuant to auctions.

     Pursuant to this legislative authority, the FCC has adopted regulations pursuant to which the FCC can utilize auctions to select CMRS licensees when more than one entity has filed a timely application for the same license (referred to as 'mutually exclusive' or 'MX' applications). In addition, in February, 1996, the FCC adopted a Notice of Proposed Rulemaking ('NPRM') in which the FCC proposed to substantially modify the manner in which CMRS paging licenses are granted and to utilize auctions in that process.

     Specifically, Part 22 and Part 90 paging licenses were previously issued by the FCC on a site-specific basis with authorization necessary to operate on any paging frequency at each desired transmitter location. In the NPRM, the FCC proposed to utilize a geographic licensing process in place of the current site-specific licensing process. Under the FCC's proposal in the NPRM, geographic licenses would be established and sold at auction. Pursuant to each such geographic license, the licensee could operate on a single CMRS paging frequency throughout a geographic area defined as a Major Trading Area ('MTA'). The United States is divided into 51 MTA's and there would be 51 geographic licenses issued for each CMRS paging frequency. A geographic license would confer upon the licensee the right to utilize the authorized frequency at any location throughout the MTA provided that such operation: (i) does not interfere with previously authorized co-channel one-way paging systems (referred to as 'incumbent systems'); (ii) does not interfere with co-channel operations in neighboring MTA's; and (iii) complies with other FCC regulations. Under the proposal specified in the NPRM, incumbent licensees can make minor changes to their existing systems without prior FCC authorization as long as the changes do not result in any increase in the composite interference contours of the incumbent licensee's co-channel system. Incumbent licensees cannot, however, without the consent of the geographic licensee for the subject frequency in the subject MTA, make any changes to the incumbent's existing system or add any co-channel transmitters that would result in an increase in the composite interference contours of the incumbents' co-channel system.


     In the NPRM, the FCC also: (i) proposed interim rules to govern the licensing of paging frequencies pending adoption of final rules governing geographic licensing; (ii) imposed a Freeze on filing of new paging applications that extend the composite interference contours of existing paging systems; and
(iii) proposed to exempt CMRS paging frequencies that are licensed on a nationwide exclusive basis from geographic licensing and the interim Rules including the Freeze.



     In a May 1996 First Report and Order ('First R&O'), the FCC adopted Interim Rules, which included a modification of the Freeze to allow some flexibility to file paging applications that extend the composite interference contours of existing paging systems. In a simultaneous Public Notice ('PN'), the FCC listed those nationwide exclusive paging channels that have been found to be exempt from geographic licensing, the Interim Rules and the modified Freeze because they are nationwide exclusive CMRS paging frequencies pursuant to the definition specified in the NPRM. The Company's PCP frequency 929.2125 MHz was not included in the PN.



     It is the Company's position that the frequency 929.2125 MHz qualifies as a nationwide exclusive PCP frequency that should be excluded from geographic licensing and that should be exempt from the modified Freeze now in effect. This position is based on FCC grant of 929.2125 MHz licenses that comprise the Company's System Licences, FCC grant of the Slow Growth Authorization and
Sections 90.495 and 90.496 of the FCC's Rules. The Company has sought reconsideration and stay of that portion of the First R&O and the PN that failed to include 929.2125 MHz as a nationwide exclusive frequency. The Company has also filed requests for waiver of the Interim Rules to allow the Company to continue filing certain applications on the frequency 929.2125 MHz as if that frequency had been included in the PN as a nationwide exclusive frequency. The FCC has not yet acted on the Company's reconsideration request, stay or waiver requests. Moreover, the FCC has still not adopted final rules for geographic licensing of paging frequencies. Based on informal discussions with FCC staff, it is the Company's understanding that the issue of whether the Company's frequency 929.2125 MHz will be subjected to geographic licensing will be addressed in these final rules. Failure to have the Company's 929.2125 MHz frequency for which the Company holds the System Licenses identified as a nationwide exclusive CMRS paging frequency (and as a result of such identification excluded from geographic licensing and exempt from the freeze on filing certain types of paging applications) could result in a material adverse effect on the Company.



     The Company can give no assurances that the FCC will act in accordance with the Company's pending reconsideration, stay and waiver requests regarding the Interim Rules adopted in the First R&O and the PN. If the FCC fails to grant the Company's reconsideration, Stay and/or waiver requests, the Company's applications on 929.2125 MHz will remain subject to the modified Freeze and the Interim Rules and the Company's ability to expand and modify its 929.2125 MHz System Licenses will remain limited. The Company can give no assurances that the FCC will act in accordance with the Company's position with respect to whether the Company's frequency 929.2125 MHz will be subject to geographic licensing when the FCC adopts final rules pursuant to the NPRM. If the FCC rejects the Company's position and subjects the Company's frequency 929.2125 MHz to geographic licensing, the Company's planned expansion of the 929.2125 MHz System Licenses could be hindered and could require significant additional investment to acquire the resulting geographic licenses.



     In light of the FCC's ability to utilize auctions to select from among MX CMRS applications, and as a result of the FCC's proposal to institute geographic licensing through auctions for one-way paging frequencies, there can be no assurance that the Company will be able to procure additional frequencies, or to expand its existing paging networks operating on frequencies for which the Company is currently licensed into new geographic areas. Moreover, acquisition of new paging licenses under existing rules, or new geographic paging licenses (if the proposals specified in the NPRM are adopted), will require that the Company make significant investment in order to obtain these licenses. The Company also believes that the use of auctions in the paging context may increase the number of competitors who have significant financial resources and may provide an added incentive to build out authorized systems quickly.


     The FCC has also allocated two MHz of spectrum in the 901-902, 930-931 and 940-941 MHz frequency bands for advanced two-way messaging, characterized by the FCC as narrowband PCS. In a separate phase of the same proceeding, the FCC has also allocated 120 MHz of spectrum in the 1.8-2.2 GHz band for broadband PCS, which involves primarily two-way mobile voice and data services. The FCC is in the process of auctioning licenses for narrowband and broadband PCS systems across the country. The Company believes that the two-way messaging capability that will be possible on both types of PCS systems is currently being provided by competitors and is a service that the Company and its competitors may pursue in the future.

     Congress   recently   adopted    and   President    Clinton   signed    the
Telecommunications Act of 1996, which enacted numerous proposals relating to FCC regulation of communications service providers.

Although   the  Company's  anticipates  that  the  deregulatory  nature  of  the
Telecommunications Act of 1996 will result in advantages to the Company, the Company can give no assurances that the Telecommunications Act of 1996 and the FCC rules adopted pursuant thereto will not have a material adverse effect on the Company.

     In addition to regulation by the FCC, paging systems are subject to certain
Federal   Aviation  Administration  regulations  with  respect  to  the  height, location, construction, marking and lighting of towers and antennas.

     Further, in addition to regulation by the FCC, certain states imposed various regulations on certain paging operations of the Company. At this time, the Company is not aware of any proposed state legislation or regulations which would have a material adverse impact on the Company's existing operations. There can be no assurance, however, that such legislation or regulations will not be passed in the future.

     From time to time, legislation or regulations which could potentially affect the Company, either beneficially or adversely, are proposed by federal and state regulating entities. There can be no assurance this legislation or regulation would not have a material adverse impact on the Company's operations.

TRADEMARKS AND COPYRIGHTS

     On March 20, 1995, Tri-State Radio Co., a partnership that has since been merged with and into the Company, filed a trademark application with the United States Patent and Trademark Office with respect to the name 'Tri-State Radio' with the United States Patent and Trademark Office. The Company has also filed a trademark application with the United States Patent and Trademark Office for 'Beeper Warehouse,' a name that is used in connection with the Company's sales and service centers. The Company may file additional trademark applications in the future. The Company's logo, a radio-wave symbol, has been approved as a service mark by the United States Patent and Trademark Office.

PROPERTIES

     Substantially all of the Company's office space, including all of its regional offices and sales and service centers, is leased. The leases provide for monthly rentals up to $28,846 and expire, subject to renewal options, on various dates from February, 1996 through November, 2002. The Company was obligated to pay approximately $3.4 million under such leases during fiscal 1995. Management believes that it will continue to be able to obtain additional space at reasonable costs. The Company owns one office building in York, Pennsylvania.


     The Company also leases sites for its transmitters on commercial broadcast towers, buildings and other fixed structures. At December 31, 1995, the Company leased sites for approximately 535 transmitters at an aggregate monthly lease obligation of approximately $203,000. The monthly rental cost of these site leases ranges up to $3,500, and the leases expire at various dates through December 2000.


EMPLOYEES

     At March 31, 1996, the Company employed 376 persons on a full-time basis and 42 persons on a part-time basis. Of these, 168 performed managerial, general and administrative functions for the Company, 205 were involved in sales, sales support and marketing and 45 were involved in engineering, maintenance and repair. None of the Company's employees are represented by any labor union, and management believes that the Company's employee relations are good.

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company may be involved in various pending or threatened legal proceedings. In management's opinion, none of such legal proceedings will have a material adverse effect on the Company's business, financial condition or operations, taken as a whole.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and certain other key employees of the Company, their ages at April 30, 1996 and their positions with the Company are set forth below. The Board of Directors is divided into three classes serving staggered three-year terms.

                 NAME                    AGE                                POSITION
- --------------------------------------   ---   -------------------------------------------------------------------
Directors and Executive Officers:
     Leonard DiSavino.................   57    Co-Chairman of the Board of Directors, President and Chief
                                                 Executive Officer
     Philip Sacks.....................   66    Co-Chairman of the Board of Directors and Chief Operating Officer
     Mitchell Sacks...................   33    Executive Vice President -- Operations, Chief Financial Officer and
                                                 Director
     William P. Collatos..............   42    Director
     Stephen J. Gaal..................   51    Director
     Roger H. Kimmel..................   49    Director
     Kenneth T. Schiciano.............   33    Director
Key Employees:
     Roland Addis.....................   35    Vice President -- Marketing
     Ardon Beahm......................   40    Vice President -- Engineering
     Raymond Broedel..................   49    Vice President -- West Coast Operations
     Peter Buell......................   37    Vice President -- Retail Sales
     Michael LaRusso..................   37    Vice President -- Sales (Northeast Region)
     Frank Lynch......................   34    Vice President -- Sales (West Region)
     Mitchell Peipert.................   37    Vice President -- Controller

     Mr. Leonard DiSavino founded the Company with Philip Sacks and has served as President and Chief Executive Officer since the Company's inception in 1974. He also serves as Co-Chairman of the Board of Directors. Prior to establishing the Company, Mr. DiSavino was Vice President of LIN Communications Services, Inc. and President and Chief Executive Officer of Digital Paging Systems, Inc., a subsidiary of Graphic Scanning, Inc.

     Mr. Philip Sacks founded the Company with Leonard DiSavino and has served as Chief Operating Officer since the Company's inception. He also serves as Co-Chairman of the Board of Directors. Prior to establishing the Company, Mr. Sacks was Vice President -- Sales of LIN Communications Services, Inc. and Executive Vice President of Digital Paging Systems, Inc., a subsidiary of Graphic Scanning, Inc. Mr. Sacks is the father of Mitchell Sacks.

     Mr. Mitchell Sacks joined the Company in November 1991 as Vice President -- Finance and has been the Chief Financial Officer and Executive Vice President -- Operations of the Company since January 1994. Mr. Sacks has been a member of the Board of Directors since February 1994. From 1990 until April 1991, he was Northeast Regional Manager and, subsequently, Assistant Vice President of Banque Francaise du Commerce Exterieur. From April 1991 until November 1991, he served as an Associate at Segal & Co., a financial advisory firm. Mr. Sacks is the son of Philip Sacks.

     Mr. William P. Collatos has been a member of the Board of Directors since July 1995. Mr. Collatos has served as a general partner of Spectrum Equity
Investors L.P., a venture capital fund specializing in communications, information and media companies, since 1993. Mr. Collatos was a partner of TA Associates, Inc. and Media Communications Partners from 1980 until 1993. Spectrum Equity Investors, as one of the Investors, is a principal stockholder of the Company. Mr. Collatos is a member of the Board of Directors of Galaxy Telecom L.P. and Saga Communications.

     Mr. Stephen J. Gaal has been a member of the Board of Directors since July 1995. Mr. Gaal has served as a general partner, managing director or principal of TA Associates, Inc., a private equity capital firm, and its related entities for more than five years. Mr. Gaal was a principal at Chatham Venture Corporation, a venture capital firm. TA Associates, Inc., as one of the Investors, is a principal stockholder of the Company. Mr. Gaal is a member of the Board of Directors of WorkGroup Technologies, Inc.

     Mr. Roger H. Kimmel has been a member of the Board of Directors since July 1995. Mr. Kimmel has been a partner at the law firm of Latham & Watkins for more than five years.

     Mr. Kenneth T. Schiciano has been a member of the Board of Directors since July 1995 and has been a principal of TA Associates, Inc. since January 1995. Mr Schiciano was a Vice President of TA Associates, Inc. from 1989 to December 1994. Mr. Schiciano is a member of the Board of Directors of Galaxy Telecom L.P. TA Associates, Inc., as one of the Investors, is a principal stockholder of the Company.

     Mr. Roland Addis joined the Company in March 1996 as Vice President -- Marketing. Prior to joining the Company, Mr. Addis was employed by AT&T as District Manager of New Business Development from May 1995 through March 1996. From September 1988 to April 1995, Mr. Addis was employed at Kraft General Foods in various Marketing and New Product Development positions.

     Mr. Ardon Beahm joined the Company in 1976 and has served in a number of technical positions. From 1986 to 1991 he served as Chief Engineer of the Company. He has served as Vice President -- Engineering since 1991.

     Mr. Raymond Broedel joined the Company in 1994 as Operations Manager in California. Mr. Broedel was promoted in 1995 to Vice President -- West Coast Operations. Prior to joining the Company, Mr. Broedel was employed in operations management positions at Asarte Corporation from 1989 to 1994.

     Mr. Peter Buell joined the Company in 1988 as a Sales Representative. Mr. Buell was promoted to New York Retail Sales Manager in July 1993 and Vice President -- Retail Sales for the Northeast region as of August 1994. Prior to joining the Company, Mr. Buell was employed in retail sales, sales support and direct mail advertising at several companies.

     Mr. Michael LaRusso joined the Company in January 1987 as a Sales Representative. Mr. LaRusso was promoted to New York Sales Manager in 1992 and Vice President -- Sales for the Northeast region as of August 1994. Prior to joining the Company, Mr. LaRusso was employed in sales positions in the medical industry.

     Mr. Frank Lynch joined the Company in October 1993 as General Manager of the Company's San Diego location. In 1995, Mr. Lynch was promoted to Vice President -- Sales for the Company's West region. Prior to joining the Company, Mr. Lynch was employed at Motorola from 1987 to 1993 in various sales positions in divisions related to data products.

     Mr. Mitchell Peipert joined the Company in April 1992 as Controller and has served as Vice President -- Controller since January 1994. From 1989 to 1992, Mr. Peipert served as Manager for Anchin Block and Anchin, independent public accountants. From 1987 to 1989, Mr. Peipert was employed as a senior financial analyst for the corporate controller's group at Merrill Lynch, Pierce Fenner & Smith Incorporated. Mr. Peipert is a certified public accountant.

COMPENSATION OF DIRECTORS

     Following the consummation of the Offerings, the Company will pay its directors who are not officers of the Company customary fees, including fees for each directors' meeting and each committee meeting attended and reimbursement for traveling costs and other out-of-pocket expenses incurred in attending such meetings. Directors who are also officers of the Company receive no additional compensation for serving on the Board of Directors or its committees.

EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid for the fiscal year ended December 31, 1995 to each of the persons who are the most highly compensated executive officers of the Company (the 'Named Executive Officers').

                           SUMMARY COMPENSATION TABLE

                                                                                        ANNUAL COMPENSATION
                                                                                 ---------------------------------
                                                                                                         OTHER
NAME AND PRINCIPAL POSITION                                              YEAR     SALARY     BONUS    COMPENSATION
- ----------------------------------------------------------------------   ----    --------    -----    ------------
Leonard DiSavino .....................................................   1995    $ 75,000     $ 0       $665,836(1)
  Co-Chairman, President
  and Chief Executive Officer
Philip Sacks .........................................................   1995      75,000       0        655,538(2)
  Co-Chairman
  and Chief Operating Officer
Mitchell Sacks .......................................................   1995     170,833       0              0
  Executive Vice President Operations
  and Chief Financial Officer

- ------------

(1) Includes (i) $465,000 received as a distribution from the Company as a return of capital, (ii) $138,774 in transactional costs paid by the Company on behalf of such person and (iii) $62,062 as a distribution in respect of tax liabilities for 1995.


(2) Includes (i) $465,000 received as a distribution from the Company as a return of capital, (ii) $138,774 in transactional costs paid by the Company on behalf of such person and (iii) $51,782 as a distribution in respect of tax liabilities for 1995.



EMPLOYMENT AGREEMENTS






     Upon consummation of the Offerings, the Company will enter into employment agreements ('Employment Agreements') with Messrs. DiSavino, Philip Sacks and Mitchell Sacks. Messrs. DiSavino and Philip Sacks' fiscal 1996 base salaries will be $321,000. Mr. Mitchell Sacks' fiscal 1996 base salary will be determined by the Board of Directors or the Company's Compensation Committee. The Employment Agreements provide for 36 month terms and permit the Company to terminate any of the executives for 'cause' (as defined in such agreements) or upon the death or, subject to certain conditions, including disability of the executive. Each executive's base salary is subject to annual increase at a rate at least equal to the increase in the Consumer Price Index for the preceding year and such other increases approved by the Compensation Committee. If an executive remains in the full-time employ of the Company beyond the 36 month term, his Employment Agreement will continue on a month to month basis and will be terminable by either party upon 30 days' written notice. During the terms of their Employment Agreements and for two years thereafter, each of Messrs. DiSavino and Philip Sacks has generally agreed not to engage in business with, or become a partner or owner of, any business that is in competition with the Company. Mr. Mitchell Sacks has agreed that (i) during the term of his employment he will not engage in business with, become a partner of or undertake planning activities for a business competitive with the Company, (ii) during the term of his employment and for three years thereafter, induce or influence any employee of the Company to terminate his employment and (iii) during the term of his employment and for a period of one year thereafter, solicit or take away customers of the Company. Each executive will be eligible for discretionary bonuses as determined by the Board of Directors or the Company's Compensation Committee, including stock options, Incentive Compensation Plan awards and other employment incentives.


1995 PHANTOM STOCK PLAN

     In September 1995, the Company adopted the 1995 Phantom Stock Plan for Employees of TSR Paging Inc. (the 'Phantom Stock Plan' or the 'Plan'), which provides for the grant of units ('Units') representing interests in the Company. The Phantom Stock Plan is intended to assist the Company in attracting and retaining management and personnel with the experience and ability to make a substantial contribution to the success of the Company's business. The following summary of the Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Plan is currently administered by the Board of Directors (the 'Board') of the Company. The total number of Units available under the Phantom Stock Plan for grants to employees of the Company is 1,000,000. Grants of Units under the Plan take the form of individual grant agreements, the form and substance of which, including the number of Units, the Strike Price (if any), the vesting period and other terms, are determined at the discretion of the Board. The Board has the discretion to amend, suspend or terminate the plan. No such amendment, suspension or termination may modify the rights of a holder of Units under an individual grant agreement without such holder's consent.

     The Phantom Stock Plan provides that the Company will be obligated to make payments in respect of Units only upon the happening of a Liquidity Event. In lieu of making such payments, the Company may exchange rights in respect of Units for options for Common Stock. The Company intends to grant options for Common Stock in connection with the Offerings. The Plan defines a Liquidity Event as (i) a Sale of the Company or (ii) a Public Offering. A Sale for purposes of the Plan is defined as (i) the consolidation or merger of the Company with or into any other Person, (ii) the sale or transfer by the Company of all or substantially all of its assets, (iii) the sale or transfer by the Stockholders (as defined in the Plan) of more than 50% of the outstanding equity interests of the Company or (iv) the approval of a plan of liquidation or dissolution of the Company, except, in the case of clauses (i) through (iii), for transactions with a Stockholder or an Affiliate (as defined in the Plan) of a Stockholder. A Public Offering for purposes of the Plan is defined as a public offering in which (i) the aggregate valuation, subject to certain exceptions, of the outstanding Common Stock of the Company immediately prior to such offering is not less than $215,000,000, (ii) proceeds to the Company, net of underwriting discounts and commissions, are at least $50,000,000, (iii) the Notes are repaid and (iv) the shares of the Company's Common Stock are listed on the New York Stock Exchange or quoted on the Nasdaq National Market.

     The Plan provides that if the Liquidity Event is a Public Offering, the holder of Units will be entitled to receive either cash or options, at the discretion of the Board. The Offerings will constitute a Liquidity Event under the Plan. In connection with the Offerings, the Company intends to grant options for Common Stock to holders of Units. If the Liquidity Event is a Sale of the Company, the holders of Units will be entitled to receive either cash or the form of consideration received in such Sale, in the discretion of the Board. Holders of Units under the Plan do not have the rights or privileges of stockholders of the Company.


STOCK OPTION PLANS



Employee Option Plan



     In June 1996, the Company adopted the TSR Paging Inc. 1996 Stock Option Plan for Employees and Consultants (the 'Employee Option Plan'). The Employee Option Plan permits the grant of non-qualified stock options and incentive stock options to purchase shares of Common Stock covering 661,764 authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. No individual may be granted options covering more than 220,588 shares in any calendar year.



     Unless sooner terminated by the Board of Directors, the Employee Option Plan will expire on June 30, 2006. Such termination will not affect the validity of any option outstanding under the Employee Option Plan on the date of termination.



     The Employee Option Plan is administered by the Compensation Committee of the Board of Directors of the Company (the 'Committee') and options granted under the Plan may, in the Committee's discretion, be intended to satisfy the applicable exemptive conditions of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the 'Rule 16b-3'), and, if applicable, Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code'). Subject to the terms and conditions of the Employee Option Plan, the Committee has the authority to select the persons to whom options are to be granted, to designate the number of shares of Common Stock to be covered by such options, to determine the exercise price of options, to establish the period of exercisability of options, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Employee Option Plan. The Committee may, in its discretion, provide by the terms of an option that such option will expire at specified times following, or become exercisable in full upon, the occurrence of certain specified 'extraordinary corporate events' including a merger, consolidation or dissolution of the Company, or a sale of substantially all of the Company's assets, or upon the optionee's termination of employment, death, disability or retirement.

     In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company, the Employee Option Plan further provides that the exercise price must be at least 110% of the fair market value of a share of Common Stock on the date of grant. With respect to incentive stock options, the Employee Option Plan further provides that the aggregate fair market value (determined at the time the option is granted) of shares under options (under the Employee Option Plan and any other plan of the Company) which are exercisable for the first time during any calendar year may not exceed $100,000.



     The Committee also retains the discretion to determine that outstanding options under the Employee Option Plan will expire upon certain specified 'extraordinary corporate events,' but in such event the Committee may also give optionees the right to exercise their outstanding options in full during some period prior to such event, even though the rights have not yet otherwise become fully exercisable.



     The Employee Option Plan permits the payment of the option exercise price to be made in cash (which, except with respect to incentive stock options, may include an assignment of the right to receive the cash proceeds from the sale of Common Stock subject to the Option pursuant to a 'cashless exercise' procedure) or by delivery of shares of Common Stock valued at their fair market value on the date of exercise or by delivery of other property, or by a recourse promissory note payable to the Company, or by a combination of the foregoing.



     Options granted under the Employee Option Plan shall not be transferable otherwise than by will, by the laws of descent and distribution or pursuant to a domestic relations order (as defined in the Code) that satisfies the applicable exemptive conditions of Rule 16b-3, and may be exercised during the optionee's lifetime only by the optionee or, in the event of the optionee's legal disability, by the optionee's legal representative.



     The Employee Option Plan may be amended by the Committee, subject to shareholder approval if such approval is then required by applicable law or in order for the Employee Option Plan or any options granted thereunder to continue to satisfy the applicable exemptive conditions of Rule 16b-3 or, if applicable, Code Section 162(m), as determined by the Committee.



     In connection with the Offerings, holders of Units will receive non-qualified stock options under the Employee Option Plan. See 'Management -- 1995 Phantom Stock Plan.' Because the number of options granted to each holder of vested Units depends on the Company's aggregate proceeds from the Offerings, it is not possible to determine the exact number of shares with respect to which options shall be so granted. It is anticipated that Mr. Sacks will receive options to purchase approximately 77,646 shares at an exercise price of $8.50 per share. Other employees as a group (excluding Mr. Sacks) will receive options to purchase approximately 163,703 shares at an exercise price of $8.50 per share. All of such options shall expire on the tenth anniversary of the grant date, subject to acceleration as described above upon the occurrence of an 'extraordinary corporate event' and subject to earlier expiration in the event of the optionee's termination of employment. Such options generally vest over a period of between one and five years from the completion of the Offerings. Because the value of the options granted under the Employee Option Plan depends on the future market value of a share of Common Stock on the date of exercise and such value is not presently determinable, no new Benefits Table has been provided.



Non-Employee Director Option Plan



     In June 1996 the Company adopted the TSR Paging Inc. Non-Employee Director Option Plan (the 'Director Option Plan'). The Director Option Plan is administered by the Board of Directors of the Company (the 'Board') and is intended to satisfy the applicable exemptive conditions of Rule 16b-3. The Director Option Plan provides for grants of non-qualified stock options ('Options') covering 50,000 authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company.



     Unless sooner terminated by the Board, the Director Plan will expire on June 30, 2006. Such termination will not affect the validity of any option outstanding on the date of termination.



     To the extent necessary to satisfy the applicable exemptive conditions of Rule 16b-3, options under the Director Option Plan will be granted pursuant to the following 'formula grant' terms: when initially appointed or elected to the Board or if on the Board upon consummation of the Offerings, an Independent Director shall be granted an option to purchase shares of Common Stock and each Independent Director serving as a director of the Company as of the close of each subsequent annual shareholder's meeting (or following the termination of the vesting period of the options) at which directors are elected shall be granted an option to purchase shares of Common Stock, in such amounts as determined by the Compensation Committee or the Board of Directors. The exercise price of options granted under the Director Option Plan shall be the fair market value of a share of Common Stock on the date of grant and each option will become exercisable in cumulative annual installments of one-third on each of the first three anniversaries of the date of grant, subject to acceleration to the extent permitted by Rule 16b-3; provided, that no portion of an option which is unexercisable at the Independent Director's termination of directorship will thereafter become exercisable. Upon the occurrence of a 'Change in Control' of the Company (as defined in the Director Option Plan) all outstanding options shall become immediately exercisable; provided however, that no portion of an option shall be exercisable after the tenth anniversary of the date of grant and no portion of an option shall be exercisable following the first anniversary of the termination of the Independent Director's services as director of the Company.



     To the extent permitted by the applicable exemptive conditions of Rule 16b-3, the Board, subject to the terms and conditions of the Director Option Plan, has the authority to select the Independent Directors to whom options are to be granted, to designate the number of shares of Common Stock to be covered by such options, to determine the exercise price of options, to establish the period of exercisability of options, and to make all other determinations and to take all other actions necessary or advisable for the administration of the
Director Option Plan. To the extent permitted by the applicable exemptive conditions of Rule 16b-3, the Board may, in its discretion, provide by the terms of an option that such option will expire at specified times following, or become exercisable in full upon, the occurrence of certain specified 'extraordinary corporate events' including a Change in Control or other merger, consolidation or dissolution of the Company, or a sale of substantially all of the Company's assets, or upon the optionee's termination of directorship, death or disability and may retain the discretion to determine that outstanding options under the Director Option Plan will expire upon certain specified 'extraordinary corporate events,' but in such event the Board may also give optionees the right to exercise their outstanding options in full during some period prior to such event, even though the options have not yet otherwise become fully exercisable.



     The Director Option Plan permits the payment of the option exercise price to be made in cash (which, may include an assignment of the right to receive the cash proceeds from the sale of Common Stock subject to the Option pursuant to a 'cashless exercise' procedure) or by delivery of shares of Common Stock valued at their fair market value on the date of exercise or by delivery of other property, or by a recourse promissory note payable to the Company, or by a combination of the foregoing.



     Options granted under the Director Option Plan shall not be transferable otherwise than by will, by the laws of descent and distribution or pursuant to a domestic relations order (as defined in the Code) that satisfies the applicable exemptive conditions of Rule 16b-3, and may be exercised during the optionee's lifetime only by the optionee or, in the event of the optionee's legal disability, by the optionee's legal representative.



     The Director Option Plan may be amended by the Board, subject to shareholder approval if such approval is then required by applicable law or in order for the Director Option Plan or options granted thereunder to continue to satisfy the applicable exemptive conditions of Rule 16b-3, as determined by the Board in its discretion.



CERTAIN FEDERAL INCOME TAX CONSEQUENCES WITH RESPECT TO OPTIONS UNDER THE EMPLOYEE OPTION PLAN AND THE DIRECTOR OPTION PLAN



     Tax counsel for the Company has advised that under current law certain of the federal income tax consequences to optionees and the Company of Options granted under the Employee Option Plan or the Director Option Plan should generally be as set forth in the following summary. An optionee generally will not recognize taxable income on the grant of a non-qualified stock option under the Employee Option Plan or the Director Option Plan, but will recognize ordinary income on the exercise of such option. The amount of income recognized on the exercise of an option generally will be equal to the excess, if any, of the fair market value of the shares at the time of exercise over the aggregate exercise price paid for the shares, regardless of whether the exercise price is paid in cash or in shares or other property. Where ordinary income is recognized by an optionee in connection with the exercise of an option, the Company generally will be entitled to a deduction equal to the amount of ordinary income so recognized.



     An optionee generally will not recognize taxable income upon either the grant or exercise of an incentive stock option granted under the Employee Option Plan. Generally, upon the sale or other taxable disposition of the shares of the Common Stock acquired upon exercise of an incentive stock option, the optionee will recognize long-term capital gain in an amount equal to the excess, if any, of the amount realized in such disposition over the option exercise price, provided that no disposition of the shares has taken place within either (a) two years from the date of grant of the incentive stock option or (b) one year from the date of exercise. If the shares of the Common Stock are sold or otherwise disposed of before the end of the one-year and two-year periods specified above, the difference between the incentive stock option exercise price and the fair market value of the shares on the date of the incentive stock option's exercise generally will be taxable as ordinary income; the balance of the amount realized from such disposition, if any, will be taxed as capital gain. If the shares of the Common Stock are disposed of before the expiration of the one-year and two-year periods and the amount realized is less than the fair market value of the shares at the date of exercise, the optionee's ordinary income generally is limited to the excess, if any, of the amount realized in such disposition over the option exercise price paid. The Company (or other employer corporation) generally will be entitled to a tax deduction with respect to an incentive stock option only to the extent the optionee has ordinary income upon sale or other disposition of the shares of the Common Stock.



     The rules governing the tax treatment of options and an optionee's receipt of shares in connection with such grants are quite technical, so that the above description of tax consequences is necessarily general in nature and does not purport to be complete. Moreover, statutory provisions are, of course, subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the tax consequences under applicable state law may not be the same as under the federal income tax laws.



EMPLOYEE STOCK PURCHASE PLAN



     The Board of Directors intends to adopt an Employee Stock Purchase Plan (the 'Purchase Plan') immediately prior to the consummation of the Offering. The purpose of the Purchase Plan is to allow eligible employees to purchase Common Stock pursuant to payroll deductions as described below and to provide an incentive for them to promote the continued success of the Company. The Purchase Plan is intended to be an 'employee stock purchase plan' within the meaning of
Section 423 of the Code.



     The Purchase Plan will permit the purchase of up to 250,000 authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company.



     The Purchase Plan will be administered by a committee of officers of the Company appointed by the Board of Directors (the 'Stock Purchase Plan Committee'). The Purchase Plan Committee is authorized to interpret the Purchase Plan and to make and adopt rules and regulations not inconsistent with the provisions of the Purchase Plan. Purchase Plan Committee members may participate in the Purchase Plan.



     The Board of Directors without stockholder approval may amend the Purchase Plan at any time, except that stockholder approval is required to increase the number of shares issuable under the Purchase Plan, increase materially the benefits accruing to participants, or modify the requirements as to eligibility for participation in the Purchase Plan. Unless sooner terminated by the Board of Directors, the Purchase Plan will terminate in ten years or when all Common Stock subject to the Purchase Plan has been purchased by employees, whichever shall occur first.



     Participation in the Purchase Plan is voluntary. Subject to certain rules applicable to those officers of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act, and a requirement that no employee who owns (with application of attribution rules) 5 percent of the voting stock may participate, all employees of the Company and its subsidiaries (including the Named

Executive Officers), other than those who are scheduled to work less than 20 hours per week and those whose customary employment is for not more than 5 months in any calendar year, are eligible to participate in an offering under the Purchase Plan. The number of shares that a participant may purchase in any calendar year under the Purchase Plan is limited to that number of shares having a fair market value (determined at the commencement of the offering period) of $25,000. Rights under the Purchase Plan are nontransferable otherwise than by will or the laws of descent and distribution.



     Except for the first offering under the Purchase Plan (the 'Initial Offering'), offerings under the Purchase Plan normally will be made on January 1, April 1, July 1 and October 1 of each year. The Initial Offering will be made shortly after effectiveness of the Registration Statement of which this Prospectus is a part.



     An offering affords each eligible employee an opportunity to purchase shares of Common Stock at a 15% discount from fair market value as determined in accordance with the terms of the Purchase Plan. Under the Delaware General Corporation Law, the Company may not issue shares at a price less than the par value of a share of Common Stock. Purchases under the Purchase Plan are made by means of payroll deductions, generally over the three-month offering period. The amount deducted each payroll period must be at least $5 and must be equal to at least 1% of the participating employee's compensation as defined under the Purchase Plan, and is credited to a Purchase Plan account established in such employee's name. For a participating employee, the amount in his or her account on the last day of the offering period is applied, without interest, to the purchase of the number of whole shares of Common Stock that such amount will purchase at the lower price of



          (i) 85% of the fair market value of a share of Common Stock on the first day of the offering period, i.e., the first day of the applicable calendar quarter; or



          (ii) 85% of the fair market value of a share of Common Stock on the last day of the offering period, i.e., the last day of the calendar quarter.



     In the case of the Initial Offering, the amount determined under (i) above will be 85% of the Offering Price and the amount determined under (ii) will be 85% of the fair market value of a share of Common Stock on September 30, 1996.



     If an offering under the Purchase Plan is oversubscribed, any balance in an employee's account not applied to the purchase of Common Stock is carried over to the next offering period.



     An employee may withdraw from an offering at any time prior to the last day of the offering period and all accumulated payroll deductions will be refunded. No interest will be paid on the amount withdrawn from the Purchase Plan. An employee cannot discontinue payroll deductions within an offering period without the withdrawal of all payroll deductions previously made during that offering period and the termination of his or her participation in that offering.



CERTAIN FEDERAL INCOME TAX CONSEQUENCES WITH RESPECT TO THE PURCHASE PLAN



     Generally, a participant will not recognize income at the time of the grant of a purchase right under the Purchase Plan (that is, on the date of offering). Nor will a participant recognize income on the exercise of such a purchase right (that is, on the date of purchase), provided that at no time during the period beginning with the date of the granting of the purchase right and ending on the date three months before the date of exercise of such purchase right, the participant ceased to be an employee of the Company for any reason other than death (the 'employment requirement'). Under these circumstances, no deduction will be allowable to the Company in connection with either the grant of a purchase right or the issuance of shares upon exercise thereof.



     If a participant who satisfies the employment requirement disposes of shares acquired upon the exercise of a purchase right two years or more after the time of the grant of the purchase right (including a disposition at death), the participant generally will recognize ordinary income at that time equal to the lesser of (i) the fair market value of the shares at the time of the disposition over the amount paid for the shares, or (ii) 15% of the fair market value of the shares at the time the purchase right was granted. If a participant who satisfies the employment requirement disposes of shares acquired upon exercise of a purchase right within two years after the time of the grant of the purchase right, the participant generally will recognize ordinary income at the time of the disposition equal to the excess of the fair market value of the shares at the time of exercise over the purchase price. Any such ordinary income recognized by a participant will be added to the participant's basis in the shares. If a disposition described in this paragraph occurs in a taxable transaction, any gain in excess of ordinary income recognized on the disposition will be capital gain, and any loss will be capital loss.



     If a participant fails for any reason other than the participant's death or certain temporary leaves of absence to meet the employment requirements, then, upon the receipt of shares upon such exercise, the participant generally will recognize ordinary income equal to the excess of the fair market value of the shares over the amount paid for such shares.



     If a participant recognizes ordinary income as a result of either an exercise of a purchase right or a disposition of shares, then the Company will be entitled to a deduction in the same amount, provided the Company satisfies any applicable federal income tax withholding requirements.



     The rules governing employee stock purchase plans are quite technical, so that the above description of tax consequences is general in nature and does not purport to be complete. Moreover, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. Finally, the consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     At December 31, 1995, the Company had not created a compensation committee or an audit committee of its Board of Directors. In connection with the Offerings, the Company will establish both a compensation committee and an audit committee of its Board of Directors, and it is anticipated that the compensation committee and the audit committee will consist of not fewer than two non-employee directors. Prior to the Offerings, decisions on executive compensation were generally made by Messrs. Leonard DiSavino and Philip Sacks, subject, in the case of Messrs. DiSavino and Sacks, to approval by the Board of Directors and in the case of Mitchell Sacks, to review by a representative of the Investors.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     In July 1995, the Investors purchased from Leonard DiSavino and Philip Sacks (i) the Notes for $34.0 million with an aggregate face value of $70.0 million, which are the non-recourse obligations of Messrs. DiSavino and Sacks and (ii) the Option for $1 million to purchase 40.66% of the fully-diluted common stock, including phantom stock, of the Company from the Founding Stockholders in exchange for a portion of the Notes. The Investors intend to exercise the Option simultaneous with the consummation of the Offerings. A portion of the proceeds from the Offerings will be used to pay the Dividend to the Founding Stockholders, which payment will be used by Messrs. DiSavino and Sacks to repay in part the Notes. The Notes will be satisfied in connection with the exercise of the Option. See 'Use of Proceeds.'


     In connection with the purchase and sale of the Notes and the Option, the Company, the Operating Entities, the Founding Stockholders and the Investors entered into a Securities Purchase Agreement (the 'SPA'), dated as of July 17, 1995. Under the SPA the Company may not, among other things, allow amendments (subject to certain exceptions) to its certificate of incorporation, consolidate or merge with or into any other entity, make any loans or investments (subject to certain exceptions) in any other entity, make any dividends on any of its capital stock or sell additional securities (except for sales of additional securities pursuant to a Qualified Public Offering (as defined in the SPA)).


     The parties to the SPA also entered into the Investment Agreement, which provides the Investors with the right to elect three members of the Board of Directors of the Company. In addition, the Investment Agreement also provides that the Company will use its reasonable efforts to include, subject to certain exceptions, all or a portion of the Registrable Securities (as defined below) held by the Investors in registrations of securities under the Securities Act. If the registration relates to a primary offering, the Company will pay all expenses of the registration except for underwriting commissions and transfer taxes on stock attributable to the Registrable Securities. If such registration relates exclusively to a secondary offering all selling stockholders will pay their proportionate share of the expenses of the registration and offering, except expenses the Company would have incurred whether or not such registration had occurred. In connection with the Offerings, the Investors have agreed to waive their registration rights with respect to the Offerings under the Investment Agreement and the Company has granted the Investors a shelf registration right which becomes exercisable one year after the effective date of the Offerings.


     The Investment Agreement further provides that after the Company's first underwritten public offering of securities, one or more of the Investors holding at least ten percent of the Registrable Securities will be able to request that the Company register under the Securities Act its or their Registrable Securities on any four occasions, provided that each such registration must be at least twelve months apart. The Investment Agreement defines Registrable Securities as any stock of the Company purchased by, or issued to, an Investor including without limitation any stock issued or issuable upon exercise of the Option and any stock issued or issuable in connection with a stock dividend or stock split or otherwise.

     In connection with the Offerings, the Investors will give Messrs. DiSavino and Sacks an irrevocable proxy to vote approximately 17.3% of the Common Stock of the Company held by the Investors.

     In connection with the SPA and the purchase and sale of the Notes and the Options, the Company extended loans to Messrs. DiSavino and Sacks totaling $1,049,140, to pay certain fees and expenses of such transactions. Such loans are noninterest bearing, have no defined repayment terms and are reflected as a reduction to capital (deficit) in the financial statements of the Company. Prior to consummation of the Offerings, the Company forgave the loans to Messrs. DiSavino and Sacks.


     Tax Indemnification Agreement. Prior to the completion of the Offerings, the Company and the Founding Stockholders will enter into a tax indemnification agreement (the 'Tax Agreement'). Subject to certain limitations, the Tax Agreement generally provides that the Company will be indemnified by the Founding Stockholders on a pro rata basis, and the Founding Stockholders will be indemnified by the Company, for increases in taxes and certain other costs that result from a reallocation by a taxing authority of taxable income between the period before the date of this Prospectus, in which the Company has been taxed as an S Corporation and certain predecessors have been treated for tax purposes as S Corporations or in one case as a partnership, and the period commencing on the date of this Prospectus, in which the Company will be taxed as a C Corporation. The amount payable by the Company or a Founding Stockholder with respect to a reallocation will be limited to the tax benefit derived by the Company or the Founding Stockholder, respectively, as a result of the reallocation.


     Mr. Roger H. Kimmel, a director of the Company, is a member of Latham & Watkins. Latham & Watkins has represented the Company from time to time in various matters, including the Offerings. See 'Legal Matters.'

                             PRINCIPAL STOCKHOLDERS

     The following table (i) assumes that the Option has been exercised, (ii) assumes that grants under the Phantom Stock Plan are converted into options to purchase Common Stock and, (iii) sets forth certain information regarding the beneficial ownership of the Common Stock (X) immediately prior to the Offerings and (Y) as adjusted to reflect the sale of the Common Stock in the Offerings, by
(1) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (2) each director, (3) each Named Executive Officer and (4) all directors and executive officers of the Company as a group. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and investing power with respect to all shares of Common Stock indicated as being beneficially owned by them.


                                                  BENEFICIAL OWNERSHIP OF COMMON       BENEFICIAL OWNERSHIP OF COMMON
                                                   STOCK PRIOR TO THE OFFERINGS           STOCK AFTER THE OFFERINGS
                                                -----------------------------------  -----------------------------------
               BENEFICIAL OWNER                     NUMBER            PERCENT            NUMBER            PERCENT
- ----------------------------------------------  --------------  -------------------  --------------  -------------------
Leonard DiSavino(1) ..........................     3,077,203               29.1%        3,077,203               20.5%
    c/o TSR Paging Inc.
    400 Kelby Street
    Fort Lee, NJ 07024
Philip Sacks(2) ..............................     3,077,203               29.1         3,077,203               20.5
    c/o TSR Paging Inc.
    400 Kelby Street
    Fort Lee, NJ 07024
Mitchell Sacks(3) ............................            --                --                 --               --
    c/o TSR Paging Inc.
    400 Kelby Street
    Fort Lee, NJ 07024
TA Associates Group(4) .......................     2,710,894               25.6         2,710,894               18.1
    125 High Street
    Suite 2500
    Boston, MA 02110
Spectrum Equity Investors L.P.(5) ............       893,094                8.4           893,094                6.0
    125 High Street
    Suite 2600
    Boston, MA 02110
St. Paul Venture Capital, Inc.(6) ............       633,560                6.0           633,560                4.2
    8500 Normandale Lake Blvd.
    Suite 1940
    Bloomingdale, MN 55437
William P. Collatos(5) .......................            --                --                 --                --
    c/o Spectrum Equity Investors L.P.
    125 High Street
    Suite 2600
    Boston, MA 02110
Stephen J. Gaal(7) ...........................         4,893          *                     4,893          *
    c/o TA Associates, Inc.
    125 High Street
    Suite 2500
    Boston, MA 02110
Roger H. Kimmel(8) ...........................            --                --                 --                --
    885 Third Avenue
    Suite 1000
    New York, NY 10022
Kenneth T. Schiciano(9) ......................         4,893          *                     4,893          *
    c/o TA Associates, Inc.
    125 High Street
    Suite 2500
    Boston, MA 02110
Directors and Named Executive Officers as a
    group (seven persons) ....................     6,164,192               58.2%        6,164,192               41.1%

*  Less than 1%.


(1) Includes (i) 635,294 shares held in a trust for the benefit of Mr. DiSavino's children (the 'DiSavino Trust') and (ii) 476,755 shares held in three separate grantor retained annuity trusts (each, a 'GRAT'), of which GRATs Messrs. DiSavino and Sacks are co-trustees. Mr. DiSavino has disclaimed beneficial ownership of all of the shares in the DiSavino Trust and the GRATs. Pursuant to the Stockholders Agreement (as defined in 'Certain Relationships and Related Party Transactions'), the DiSavino Trust granted Mr. DiSavino an irrevocable proxy to vote the shares of Common Stock of the Company held by the DiSavino Trust.



(2) Includes (i) 635,294 shares held in a trust for the benefit of Mitchell Sacks (the 'Mitchell Sacks Trust') and (ii) 476,755 shares held in three separate GRATs, of which GRATs Messrs. DiSavino and Sacks are co-trustees. Mr. Sacks has disclaimed beneficial ownership of all of the shares in the Mitchell Sacks Trust and the GRATs. Pursuant to the Stockholders Agreement, the Mitchell Sacks Trust granted Mr. Sacks an irrevocable proxy to vote the shares of Common Stock of the Company held by the Mitchell Sacks Trust.



(3) Mr. Mitchell Sacks is the beneficiary of a trust which holds 635,294 shares of Common Stock. Mr. Philip Sacks has the right to vote such shares for a five-year period.



(4) Includes 2,004,273 shares held by TSR Investment L.L.C., 316,235 shares held by Advent VI L.P., 215,912 shares held by Advent Industrial II L.P., 139,579 shares held by Advent New York L.P. and 34,895 shares held by TA Venture Investors Limited Partnership. TSR Investment L.L.C., Advent VI L.P., Advent Industrial II L.P., Advent New York L.P. and TA Venture Investors Limited Partnership are part of an affiliated group of investment vehicles referred to collectively as the TA Associates Group. The members of TSR Investment L.L.C. are Advent VII L.P. and Advent Atlantic and Pacific II L.P. The general partner of Advent VII L.P. is TA Associates VII, L.P. The general partner of Advent Atlantic and Pacific II Limited Partnership is TA Associates AAP II Partners, L.P. The general partner of each of Advent VI, L.P., Advent New York, L.P. and Advent Industrial II, L.P. is TA Associates VI, L.P. The general partner of each of TA Associates VII, L.P., TA Associates VI, L.P. and TA Associates AAP II Partners, L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those held by TA Venture Investors, L.P.; individually no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Mr. Gaal and Mr. Schiciano, directors of the Company) comprise the general partners of TA Venture Investors, L.P. In such capacity, each of Mr. Gaal and Mr. Schiciano may be deemed to share voting and investment power with respect to 34,895 shares held of record by TA Venture Investors, L.P. Messrs. Gaal and Schiciano disclaim beneficial ownership of such shares, except to the extent of the 4,893 shares and 4,893 shares, in which they respectively hold a pecuniary interest.


(5) Mr. Collatos, a director of the Company, is a general partner of Spectrum Equity Investors L.P. Mr. Collatos disclaims beneficial ownership of shares held by Spectrum Equity Investors L.P.


(6) St. Paul Venture Capital, Inc. is a wholly owned subsidiary of St. Paul Fire and Marine Insurance Company, which is the owner of record.



(7) Mr. Gaal is a director of the Company. Includes 4,893 shares held by TA Venture Investors, L.P., all of which are included in the 34,895 shares described in footnote (4) above. Mr. Gaal disclaims beneficial ownership to such shares, except to the extent of the 4,893 shares as to which he holds a pecuniary interest. Does not include any shares owned by TSR Investment L.L.C., Advent VI L.P., Advent Industrial II L.P. or Advent New York L.P., as to which Mr. Gaal disclaims beneficial ownership.



(8) Mr. Kimmel is a trustee under the DiSavino Trust and Mitchell Sacks Trust but disclaims beneficial ownership of the shares held by such trusts.



(9) Mr. Schiciano is a director of the Company. Includes 4,893 shares held by TA Venture Investors, L.P., all of which are included in the 34,895 shares described in footnote (4) above. Mr. Schiciano disclaims beneficial ownership to such shares, except to the extent of the 4,893 shares as to which he holds a pecuniary interest. Does not include any shares owned by TSR Investment L.L.C., Advent VI L.P., Advent Industrial II L.P. or Advent New York L.P. as to which Mr. Schiciano disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

     At the date of the Offerings, the authorized capital stock of the Company will consist of 20,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share (the 'Preferred Stock').

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The Certificate of Incorporation does not provide for cumulative voting, and, accordingly, the holders of a majority of the outstanding shares have the power to elect all directors. The quorum required at a stockholders' meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter at the meeting is required for stockholder approval.

     Holders of Common Stock will have no preemptive, subscription, conversion or similar rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Subject to preferences that may be applicable to any then-outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company remaining after the payment of liabilities and the liquidation preference of any then-outstanding Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

     Under the Communications Act, not more than 20% of the Company's capital stock may be owned of record by other than United States citizens or entities. The Certificate of Incorporation restricts the ownership and voting of the Company's capital stock, including its Common Stock, in accordance with the Communications Act and the rules of the FCC, to prohibit ownership of more than 20% of the Company's capital stock (or control of more than 20% of the voting power it represents) by or for the account of aliens or their representatives, foreign governments or their representatives or foreign corporations. See
'Business -- Regulation.' The Certificate of Incorporation also prohibits any transfer of the Company's capital stock that would cause the Company to violate this prohibition. In addition, the Certificate of Incorporation authorizes the Board of Directors to adopt such provisions as it deems necessary to enforce these prohibitions. The Company's Board of Directors has the right to require that the certificates evidencing shares of the Company's Common Stock contain a certification that must be executed by the transferee of any such certificate before transfers of the shares represented thereby may be made on the books of the Company. Such certification addresses whether such transferee, any person or entity who will be able to vote such shares, or any person or entity for whose account such shares will be held, is an alien, foreign government or foreign corporation.

PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board of Directors to issue, from time to time and without further stockholder action, one or more series of Preferred Stock, and to fix the relative rights and preferences of the shares thereof, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. To date, the Board of Directors has not authorized any series of Preferred Stock, and there are no agreements or understandings for the issuance of any shares of Preferred Stock. Because of its broad discretion with respect to the creation and issuance of Preferred Stock without stockholder approval, the Board of Directors could adversely affect the voting power of the holders of Common Stock and, by issuing shares of Preferred Stock with certain voting, conversion and/or redemption rights, could discourage any attempt to obtain control of the Company.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation law. Subject to certain exceptions set forth therein, Section 203 prevents an 'interested stockholder' (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a 'business combination' (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the Board of Directors of the corporation approved the transaction that resulted in the interested stockholder becoming an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under certain circumstances, Section 203 of the Delaware General Corporation Law (the 'DGCL') makes it more difficult for an 'interested stockholder' to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption. The Company's Certificate of Incorporation and By-laws do not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board of Directors.

     The Certificate of Incorporation divides the Board of Directors into three classes, with one class having a term of one year, one class having a term of two years and one class having a term of three years. Each class is as nearly equal in number as possible. The Company's By-laws provide that the exact number of directors shall be fixed from time to time by the Board of Directors. At each annual meeting of stockholders, directors will be elected to succeed those directors whose terms have expired, and each newly elected director will serve for a three-year term. Directors may only be removed for cause. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision will help insure that the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for the monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited
(i) for any breach of the director's duty or loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's By-laws provide that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the DGCL.

     The Company maintains a standard policy of officers' and directors' liability insurance.

TRANSFER AGENT AND REGISTRAR


     First Chicago Trust Company of New York will serve as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offerings, the Company will have 14,988,232 shares of Common Stock outstanding (15,648,232 shares if the Underwriters' over-allotment options are exercised in full). Of these shares, the 4,400,000 shares sold in the Offerings (5,060,000 shares if the Underwriters' over-allotment options are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased in connection with the Offerings by an 'affiliate' of the Company, as that term is defined under Rule 144 of the Securities Act and the regulations promulgated thereunder, which will be subject to the limitations of Rule 144.



     The remaining 10,588,232 shares will be 'restricted' securities within the meaning of Rule 144 under the Securities Act and may not be sold other than pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act. All of such 10,588,232 shares are subject to agreements with the Underwriters that prohibit their sale or other disposition for a period of 180 days after the date of the Offerings without the prior written consent of Lehman Brothers Inc.


     In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares must be aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an 'affiliate' of the Company, is entitled to sell within any three-month period that number of shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock or the reported average weekly trading volume of the then outstanding shares for the four weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale restrictions and notice requirements, and to the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. As defined in Rule 144, an 'affiliate' of an issuer is a person that directly, or indirectly through the usage of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.


     Prior to the Offerings, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. The Company has granted the Investors a Common Stock shelf registration right which becomes exercisable one year after the effective date of the Offerings. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. If such sales reduce the market price of the Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT AGREEMENT

     The Company, the First National Bank of Chicago, N.A. ('First Chicago') and certain other lenders (collectively, the 'Lenders') entered into the Credit Agreement, pursuant to which the Lenders have provided a $60.0 million credit facility, including revolving loans and up to $5.0 million in letters of credit, to the Company. The following summary of certain provisions of the Credit Agreement is qualified by reference to the Credit Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, and capitalized terms have the meaning set forth in the Credit Agreement. The Credit Agreement is used to finance certain capital expenditures and to provide for ongoing working capital requirements of the Company. The Company may borrow on a revolving basis under the Credit Agreement at any time prior to June 30, 1997. Thereafter, loans under the Credit Agreement convert into term loans, and must be repaid according to a specified quarterly installment schedule beginning on September 30, 1997 and continuing until June 30, 2002.

     The Company's obligations under the Credit Agreement are secured by substantially all of the Company's assets (other than licenses or permits issued by the FCC to the extent that it is unlawful to grant a security interest in, or would cause a forfeiture of, such licenses or permits, but including the proceeds from any sale or disposition of such licenses or permits to the extent the grant of a security interest in such proceeds is lawful).

     Loans under the Credit Agreement ('Advances') may be either Floating Rate Advances or Eurodollar Advances, as selected by the Company. Floating Rate Advances bear interest at the Alternate Base Rate plus the Applicable Margin and Eurodollar Advances bear interest at the Eurodollar Rate. The Alternate Base Rate is defined as the higher of (i) the corporate base rate of First Chicago and (ii) the weighted average of the rates on overnight Federal funds with members of the Federal Reserve System plus 1/2%. The Eurodollar Rate is equal to the sum of (i) the quotient of (a) the rate determined by First Chicago to be the rate at which deposits in U.S. dollars are offered by First Chicago to first-class banks in the London interbank market applicable to such period, divided by (b) one minus the applicable aggregate reserve requirement imposed under Regulation D of the Board of Governors of the Federal Reserve System on Eurocurrency liabilities, plus (ii) the Applicable Margin. The Applicable Margin is determined by reference to the Leverage Ratio of the Company (equal to (i) the total debt of the Company divided by (b) the net operating cash flow of the Company for the last two fiscal quarters multiplied by two) as set forth in the following table:

          LEVERAGE RATIO
- ----------------------------------              APPLICABLE MARGIN
GREATER THAN                               ---------------------------
OR EQUAL TO          BUT LESS THAN         FLOATING         EURODOLLAR
- ------------         -------------         --------         ----------
     3.5                   --                1.00%             2.25%
     3.0                  3.5                0.75              2.00
     2.5                  3.0                0.50              1.75
     2.0                  2.5                0.25              1.50
      --                  2.0                0.00              1.25

     The Credit Agreement provides that on or before June 30 of each year, commencing with June 30, 1998, the Company is required to make a mandatory prepayment of all outstanding Advances in an amount equal to 50% of the excess of Net Operating Cash Flow over (i) capital expenditures, (ii) scheduled principal payments, (iii) increases or decreases in the excess of current assets over current liabilities, (iv) tax distributions and (v) interest expense.

     The Credit Agreement contains numerous restrictive financial and other covenants, including, but not limited to (i) limitations on the incurrence of liens and other indebtedness, (ii) restrictions on mergers and consolidations, certain asset sales, investments exceeding $10 million over the term of the Credit Agreement and sale-leasebacks, (iii) a prohibition (with certain limited exceptions) on dividends on its capital stock and (iv) the achievement of certain financial targets, including an interest coverage ratio of 3.75:1 in 1996 and 4.0:1 thereafter, a pro forma fixed charge coverage ratio of 1.10:1 in 1997 and 1.15:1 thereafter, a fixed charge coverage ratio of 1.10:1 during 1997 and 1.20:1 thereafter, a leverage ratio of 4.00:1 through June 30, 1996 declining to 2.50:1 in 1999 and a limit on capital expenditures of $28.5 million in 1996, decreasing to $24.0 million in 2001 and thereafter.

     Events of default under the Credit Agreement include, among others, (i) nonpayment of principal, interest, fees or other obligations due under the Credit Agreement and related documents, (ii) breach in the observance or performance of certain covenants, conditions or agreements, (iii) failure by the Company to pay when due any indebtedness in excess of $500,000, or default under any agreement relating to indebtedness of the Company aggregating $500,000 which causes acceleration of the stated maturity of such indebtedness, (iv) certain bankruptcy events, (v) certain government condemnations of property of the Company and (vi) failure to pay or otherwise discharge any judgment in excess of $500,000 for thirty days.

     The Company is charged a commitment fee for the unborrowed portion of the funds which each Lender is obligated to loan under the Credit Agreement at a rate of .375% per annum, which rate is reduced to .50% per annum when the Leverage Ratio is equal or greater than 2.0. The Company is also charged a fee on outstanding undrawn letters of credit based on the Leverage Ratio as set forth in the previous table.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a 'Non-U.S. Holder'). For these purposes, the term 'United States person' is defined as any person who is a citizen or resident of the United States, a corporation or a partnership or other entity created or organized in the United States or under the laws of the United States or of any State, or an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with non-United States and state and local tax consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

DIVIDENDS

     The Company does not currently intend to pay dividends on shares of Common Stock. See 'Dividend Policy.' In the event that dividends are paid on shares of Common Stock, except as described below, such dividends paid to a Non-U.S. Holder of Common Stock will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a United States trade or business of a Non-U.S. Holder who has properly filed a Form 4224 (or similar statement) with the withholding agent with respect to the taxable year in which the dividend is paid, no withholding is required. However, the dividend (as adjusted by any applicable deductions) would be subject to regular United States federal income tax. In addition, all or a portion of any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current United States Treasury regulations, dividends paid to an address outside the United States, unless the payer has knowledge to the contrary, are presumed to be paid to a resident of such country for purposes of the withholding discussed above, and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. Currently, certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption discussed above.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service. Each Non-U.S. Holder should consult a tax advisor on the possibility of entitlement to a foreign tax credit or other tax relief in the Non-U.S. Holder's own country with respect to any United States tax paid.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to United States federal income tax (and no tax will generally be withheld) with respect to gain recognized on a sale or other disposition of Common

Stock so long as (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such holders are not present in the United States for 183 or more days in the taxable year of the sale or other disposition, and (iii) the Company is not and has not been a 'United States real property holding corporation' for United States federal income tax purposes (assuming the Common Stock is regularly traded on an established securities market). The Company believes that it is not, and does not anticipate becoming, a 'United States real property holding corporation' for United States federal income tax purposes. In addition, the Company believes that the Common Stock will be treated as regularly traded on an established securities market.

     If the capital gain from the sale or other disposition of Common Stock is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, or if the United States real property holding corporation provisions apply and the Non-U.S. Holder is more than a five percent stockholder (applying certain attribution rules), the capital gain would be subject to regular United States federal income tax. In addition, with respect to corporate Non-U.S. Holders, the 'branch profits tax' described above may also apply. An individual Non-U.S. Holder who is present in the United States for 183 days or more in the taxable year of sale on other disposition and holds the Common Stock as a capital asset will generally be taxed at a rate of 30% on any net capital gain recognized during any year on such stock if either (i) such individual has a 'tax home' (as defined for United States federal income tax purposes) in the United States or (ii) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States. Non-U.S. Holders should consult applicable treaties, which may provide for different rules.

FEDERAL ESTATE TAXES

     Common Stock held (or treated as owned) by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authority in the country in which the Non-U.S. Holder resides.

     Under temporary United States Treasury regulations, United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting with respect to such tax will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States unless the Payer has knowledge that the payee is a U.S. person.

     As a general matter, backup withholding and information reporting also will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting requirements (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that is a United States person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a 'controlled foreign corporation' (generally, a foreign corporation controlled by United States shareholders) with respect to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption.

     A Non-U.S. Holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     These backup withholding and information reporting rules are under review by the United States Treasury, and their application to the Common Stock could be changed prospectively by future regulations.

                                  UNDERWRITING

     The underwriters of the U.S. Offering of the Common Stock (the 'U.S. Underwriters'), for whom Lehman Brothers Inc., Smith Barney, Inc., Wessels, Arnold & Henderson, L.L.C. and Brenner Securities Corporation are serving as representatives, have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite their names below.


                                                                                    NUMBER OF
                                U.S. UNDERWRITER                                     SHARES
- ---------------------------------------------------------------------------------   ---------

Lehman Brothers Inc..............................................................
Smith Barney Inc.................................................................
Wessels, Arnold & Henderson, L.L.C...............................................
Brenner Securities Corporation...................................................

                                                                                    ---------
          Total..................................................................   3,520,000
                                                                                    ---------
                                                                                    ---------


     The managers of the International Offering named below (the 'International Managers'), for whom Lehman Brothers International (Europe), Smith Barney Inc., Wessels, Arnold & Henderson, L.L.C. and Brenner Securities Corporation are acting as lead managers, have severally agreed, subject to the terms and conditions of the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite their respective names below.


                                                                                     NUMBER OF
                              INTERNATIONAL MANAGERS                                  SHARES
- ----------------------------------------------------------------------------------   ---------
Lehman Brothers International (Europe)............................................
Smith Barney Inc..................................................................
Wessels, Arnold & Henderson, L.L.C................................................
Brenner Securities Corporation....................................................
                                                                                     ---------
          Total...................................................................    880,000
                                                                                     ---------
                                                                                     ---------


     The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the 'Underwriting Agreements') provided that the obligations of the U.S. Underwriters and the International Managers, respectively, to purchase shares of Common Stock, are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements, must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering and the closing of the U.S. Offering is a condition to the closing of the International Offering.

     The Company has been advised that the U.S. Underwriters and the International Managers propose to offer shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the U.S. Underwriters and International Managers) at such public offering price less a
selling  concession not to exceed  $        per  share. The selected dealers may
reallow a concession not to exceed $       per share. After the initial offering
of the Common Stock, the concession to selected dealers and the reallowance to other dealers may be changed by the U.S. Underwriters and the International Managers.

     The U.S. Underwriters and the International Managers have entered into an Agreement Among U.S. Underwriters and International Managers (the 'Agreement Among') pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering, (a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the Agreement Among, each International Manager has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered to sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Among, including: (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who also is acting as a U.S. Underwriter and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, 'U.S. or Canadian Person' means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a United States or Canadian Person. The term 'United States' means the United States of America (including, the states thereof and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. The term 'Canada' means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

     Pursuant to the Agreement Among, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and International Managers, less an amount not greater than the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales pursuant to the Agreement Among, the number of shares initially available for sale by the U.S. Underwriters and the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Manager has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

     Purchasers of the shares pursuant to the Offerings may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Company, the management and directors of the Company and certain other stockholders of the Company have each agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc., subject in the case of the Company to exceptions to permit the issuances of shares in connection with the Offerings and upon exercise of outstanding options. See 'Shares Eligible for Future Sales.'

     The  U.S. Underwriters have  reserved approximately           shares of the
Common Stock for sale, at the initial public offering price, to directors, officers and employees of the Company, their business affiliates and related parties, in each case as such persons have expressed an interest in purchasing such shares of the Common Stock in the Offerings. The number of shares of the Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares of the Common Stock. Any reserved shares of the Common Stock not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares of the Common Stock offered pursuant to the U.S. Offering.


     The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 528,000 and 132,000 shares of Common Stock, respectively, at the initial public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Managers exercise such options, each of the U.S. Underwriters and the International Managers, as the case may be, will be committed (subject to certain conditions) to purchase a number of option shares proportionate to such U.S. Underwriter's or International Manager's initial commitment.


     The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the U.S. Underwriters and the International Managers may be required to make in respect thereof.


     The Common Stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol 'BEEP'.


     Prior to the Offerings there has been no public market for the Company's Common Stock. The initial public offering price for the Common Stock offered hereby was determined by negotiation among the Company, the U.S. Underwriters and the International Managers. Among the principal factors considered in making such determination was the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offerings and the prices of similar securities of generally comparable companies. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price. See 'Risk Factors -- Absence of Public Market and Determination of Public Offering Price.'


     The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS


     The validity of the Common Stock will be passed upon for the Company by Latham & Watkins, New York, New York and certain regulatory matters will be passed upon for the Company by Richard S. Becker & Associates, Chartered. Mr. Roger H. Kimmel, a member of the firm of Latham & Watkins, is a director of the Company. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York and certain regulatory matters will be passed upon for the Underwriters by Dow, Lohnes & Albertson.


                                    EXPERTS

     The financial statements as of December 31, 1993, December 31, 1994 and December 31, 1995 and for each of the three years in the period ended December 31, 1995 in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the 'Registration Statement') under the Securities Act with respect to the Common Stock being offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed with the Commission as an exhibit to the Registration Statement, reference is hereby made to such exhibits for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Upon completion of the Offerings, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The Registration Statement and the exhibits and schedules thereto, as well as such reports, proxy statements and other information may be inspected at the public reference room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, should also be available for inspection and copying at its regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048 and may be obtained via the Commission's internet address at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent certified public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                    GLOSSARY



     Advances: Loans under the Credit Agreement which are either Floating Rate Advances or Eurodollar Advances, as selected by the Company.



     ARPU: Average monthly revenue per unit, calculated by dividing services, rent and maintenance revenues for the period by the applicable number of months in the period and dividing the result by the average number of units in service for the period.



     BEEP: Symbol under which the Company has applied to list the Common Stock on the Nasdaq National Market.



     Board: The Board of Directors of TSR Paging Inc.



     Budget Act: Omnibus Budget Reconciliation Act of 1993.



     C.D.: Certificate of Deposit.



     Certificate of Incorporation: The certificate of incorporation of TSR Paging Inc.



     CMRS: Commercial Mobile Radio Services. A new regulatory category created by the Omnibus Budget Reconciliation Act of 1993 which includes those carriers, including TSR Paging Inc., who make service available to the public on a for-profit basis through interconnection with the public switched telephone network. Most paging providers currently operating as either radio common carriers or private carrier paging operators are classified as CMRS licensees.



     Committee: Compensation Committee of the Board of Directors of the Company that administers the Employee Option Plan.



     Credit Agreement: The Amended and Restated Credit Agreement, dated August 31, 1995, among the Company, the First National Bank of Chicago, N.A. and certain other lenders party thereto.



     COAM: Customer owned and maintained pagers. A COAM customer is responsible for the purchase and maintenance of the unit.



     Code: Internal Revenue Code of 1986, as amended.



     Common Stock: The Company's common stock, par value $.01 per share.



     Company: TSR Paging Inc.



     DGCL: Delaware General Corporation Law.



     Director Plan: The 1996 Non-Employee Director Stock Option Plan to be adopted in connection with the Offerings. The Director Plan will provide for automatic grants of non-qualified stock options covering authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The Director Plan will be administered by the Board of Directors of the Company and is intended to satisfy the requirements of Rule 16b-3 under the Exchange Act.



     DiSavino Trust: Trust for the benefit of Leonard DiSavino's children which holds shares of TSR Paging Inc. Common Stock.



     Dividend: A $35 million dividend to be paid by the Company to the Founding Stockholders out of the proceeds of the Offering. Messrs. DiSavino and Sacks will use this dividend to repay in part the Notes.



     EBITDA: Operating income plus depreciation and amortization and non-cash compensation expense.



     Employee Option Plan: The TSR Paging Inc. Employee Option Plan adopted by the Company in June 1996, which permits the grant of non-qualified stock options and incentive stock options to purchase shares of Common Stock covering 661,764 authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company.



     EXPU: Average monthly operating expense per unit, calculated by dividing total operating expenses before depreciation and amortization and non-cash compensation expense for the period by the applicable number of months in the period and dividing the result by the average number of units in service for the period.



     FCC: Federal Communications Commission.



     FCC Rules: The rules, regulations and policies promulgated by the FCC.



     First Chicago: First National Bank of Chicago.

     First R&O: May 1996 First Report and Order pursuant to which the FCC adopted Interim Rules, which included a modification of the Freeze to allow some flexibility to file paging applications that extend the composite interference contours of existing paging systems.



     FLEX'TM' technology: Motorola's trademark technology utilized by substantially all of TSR Paging Inc.'s wireless messaging systems. FLEXTM technology enables TSR Paging Inc. to more efficiently use its bandwidth by increasing the number of messages transmitted per minute and thereby increasing the number of pagers in service which can be supported on its systems.



     Founding Stockholders: Leonard DiSavino, Philip Sacks, the DiSavino Trust and the Mitchell Sacks Trust.



     Glenayre: Glenayre Electronics, Inc. The company from which TSR Paging Inc. purchases substantially all of its computerized messaging switches and some of its transmitters. Glenayre is a leading manufacturer of wireless messaging equipment.



     GRAT: Grantor retained annuity trust.



     Internal Revenue Code: Internal Revenue Code of 1986, as amended.



     Investment Agreement: The Investment Agreement, dated as of July 17, 1995, among the Company, related S Corporations, the partnership, the DiSavino Trust and the Mitchell Sacks Trust which was entered into in connection with the SPA and which, among other things, provides the Investors with certain registration rights in respect of public offerings of Common Stock of the Company.



     Investors: A group of investors led by TA Associates, Inc. who purchased from Messrs. DiSavino and Sacks in July 1995 (i) discount notes for $34 million with an aggregate face value of $70.0 million, which are non-recourse obligations of Messrs. DiSavino and Sacks and (ii) an option for $1 million to purchase 40.66% of the fully-diluted common stock of the Company from the Founding Stockholders in exchange for the discounted portion of the Notes.



     Lenders: First Chicago and other lenders party to the Credit Agreement.



     Merger: Merger in September 1995 of the S Corporations and the partnership with and into the Company, with the Company as the surviving S Corporation.



     Mitchell Sacks Trust: Trust for the benefit of Mitchell Sacks which holds shares of TSR Paging Inc. Common Stock.



     Motorola: Motorola, Inc. Company from which TSR Paging Inc. currently obtains substantially all of its pagers and some of its transmitters.



     MTA: Major Trading Area. The geographic area throughout which a licensee could operate on a single CMRS paging frequency.



     Mutually exclusive or 'MX ' applications: When more than one entity has filed a timely application for the same license.



     Named Executive Officers: Leonard DiSavino (Co-Chairman, President and Chief Executive Officer), Philip Sacks (Co-Chairman and Chief Operating Officer) and Mitchell Sacks (Executive Vice President Operations and Chief Financial Officer).



     Non-U.S. Holder: Holder of TSR Paging Inc. Common Stock who is not a United States person.



     Notes: Discount notes with a face value of $70.0 million that are the non-recourse obligations of Messrs. DiSavino and Sacks and were purchased by the Investors for $34 million in July 1995.



     NPRM: Notice of Proposed Rulemaking. Adopted by the FCC in February 1996, in which the FCC proposed to utilize a geographic licensing process in place of the current site-specific licensing process and to sell geographic licenses at auction.



     Opinion 25: APB Opinion No. 12, 'Accounting for Stock Issued to Employees,' that prescribes an intrinsic value based method of accounting for companies to utilize to measure compensation cost for employee stock based compensation.



     Option: The option of the Investors to purchase 40.66% of the fully-diluted common stock of the Company from the Founding Stockholders in exchange for the discounted portion of the Notes.



     Options: Non-qualified stock options automatically granted by the Director Plan covering authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company.

     PCPs: Private carrier paging operators. Included in the new regulatory category, commercial mobile radio services, created by the Omnibus Budget Reconciliation Act of 1993.



     PCS: Wireless personal communication services. Radio communications that encompass mobile and ancillary fixed communication that provide services to individuals and businesses and can be integrated with a variety of competing networks.



     Phantom Stock Plan or 'Plan': Plan adopted by the Company in September 1995 for Employees of TSR Paging Inc. which provides for the grant of units representing interests in the Company.



     PMRS: Private Mobile Radio Service. One of the two new classifications (the other of which is CMRS) created by the FCC rules adopted in 1995 for wireless licensees. PMRS is neither a CMRS nor the functional equivalent of a service that meets the definition of CMRS. The Company's Private Mobile systems operating on 929-930 MHz are subject to a transition period through August, 1996, during which time these systems will be regulated as PMRS systems.



     PN: Public Notice pursuant to which the FCC listed those nationwide exclusive paging channels that have been found to be exempt from geographic licensing, the Interim Rules and the modified Freeze because they are nationwide exclusive CMRS paging frequencies pursuant to the definition specified in the NPRM.



     Private Carrier Paging or 'PCP' systems: The 929-930 MHz paging systems authorized pursuant to Part 90 of the FCC's Rules.



     Private Mobile frequencies: Frequencies allocated pursuant to Part 90 of the FCC's Rules.



     RCCs: Radio common carriers. A telecommunications common carrier that provides radio communications services but is not engaged in the business of providing landline local exchange telephone service.



     SFAS 109: Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes.'



     SFAS 121: Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets.' SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.



     SFAS 123: Statement of Financial Accounting Standards No. 123, 'Accounting for Stock-Based Compensation.' A new standard issued by the Financial Accounting Standards Board that requires, commencing in 1996, that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method prescribed by APB Opinion No. 12, 'Accounting for Stock Issued to Employees.'



     SMR: Specialized Mobile Radio services. Radio service in which licensees provide land mobile communications services (other than radiolocation services) in the 800 MHz and 900 MHz bands on a commercial basis to federal government entities, certain individuals and entities eligible to be licensed under part 90 of the FCC's rules.



     SPA: Securities Purchase Agreement, dated as of July 17, 1995, among the Company, the related S Corporations, the partnership and the Investors which provides, among other things, for the purchase and sale of the Notes and the Option.



     System  Licenses: Series  of licenses granted  by the FCC  on the frequency
929.21.5 MHz throughout the country.



     Tax Agreement: Tax indemnification agreement to be entered into by the Company and the Founding Stockholders in connection with the Offerings.



     Units: The units granted pursuant to the Phantom Stock Plan to employees of the Company.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Report of Independent Public Accountants...................................................................   F-2
Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996.........................................   F-3
Statements of Operations for the years ended December 31, 1993, December 31, 1994 and December 31, 1995 and
  the three months ended March 31, 1995 and March 31, 1996.................................................   F-4
Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1993, December 31, 1994 and
  December 31, 1995 and the three months ended March 31, 1996..............................................   F-5
Statements of Cash Flows for the years ended December 31, 1993, December 31, 1994 and December 31, 1995 and
  the three months ended March 31, 1995 and March 31, 1996.................................................   F-6
Notes to Financial Statements..............................................................................   F-7

The financial statements included herein have been adjusted to give effect to the exchange of shares previously outstanding and the anticipated increase in the authorized common stock of the Company to 20,000,000 shares of $.01 par value common stock and the filing of the Company's amended and restated certificate of incorporation as described in Note 5 to the financial statements. We expect to be in a position to render the following audit report upon the effectiveness of such events assuming that from March 1, 1996 to the effective date of such events, no other events will have occurred that would affect the financial statements or the notes thereto.



                                          ARTHUR ANDERSEN LLP



Roseland, New Jersey
March 1, 1996



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To TSR PAGING INC.:



We have audited the accompanying balance sheets of TSR Paging Inc. (a Delaware corporation) (the 'Company') as of December 31, 1994 and 1995, and the related statements of operations, stockholders' equity (deficit) and cash flows for the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                TSR PAGING INC.
                                 BALANCE SHEETS

                                     ASSETS


                                                                             DECEMBER 31,             MARCH 31,
                                                                      ---------------------------    -----------
                                                                         1994            1995           1996
                                                                      -----------    ------------    -----------
                                                                                                     (UNAUDITED)
CURRENT ASSETS:
  Cash.............................................................   $   921,600    $    140,384    $   116,325
  Accounts receivable, less allowance for doubtful accounts of
     $148,735, $203,397 and $448,127 at December 31, 1994 and 1995
     and March 31, 1996, respectively..............................     1,268,546       2,009,618      2,262,249
  Inventory........................................................     3,281,741       6,361,603      8,677,113
  Prepaid expenses and other current assets........................        87,533         379,583        565,892
                                                                      -----------    ------------    -----------
          Total current assets.....................................     5,559,420       8,891,188     11,621,579
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, net (Note 2).................    14,820,532      24,593,192     28,952,896
INTANGIBLE AND OTHER ASSETS (less accumulated amortization of
  $59,747, $82,694 and $125,796 at December 31, 1994 and 1995 and
  March 31, 1996, respectively) (Note 2)...........................       530,404       1,703,721      1,882,020
                                                                      -----------    ------------    -----------
          Total assets.............................................   $20,910,356    $ 35,188,101    $42,456,495
                                                                      -----------    ------------    -----------
                                                                      -----------    ------------    -----------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Current maturities of long-term debt (Note 3)....................   $     3,810    $          0    $         0
  Accounts payable.................................................     5,369,317      10,415,359      7,915,125
  Accrued expenses.................................................     1,441,586         924,340        682,359
  Deferred revenues................................................       605,685       1,309,710      1,664,692
  Subscriber deposits..............................................       253,265         268,898        268,601
                                                                      -----------    ------------    -----------
          Total current liabilities................................     7,673,663      12,918,307     10,530,777
                                                                      -----------    ------------    -----------
LONG-TERM DEBT, less current maturities (Note 3)...................    19,650,000      34,000,000     43,750,000
                                                                      -----------    ------------    -----------
COMMITMENTS AND CONTINGENCIES (Note 8).............................
STOCKHOLDERS' EQUITY (DEFICIT) (Notes 2 and 5):
  Preferred stock, par value $.01 per share, 20,000,000 shares
     authorized, none issued and outstanding.......................             0               0              0
  Common stock, par value $.01 per share,             shares
     authorized, 10,588,232 issued and outstanding at December 31,
     1994 and 1995 and March 31, 1996..............................       105,882         105,882        105,882
  Additional paid-in capital.......................................       245,247         245,247        991,957
  Partners' capital (deficit)......................................    (3,095,780)              0              0
  Accumulated deficit..............................................    (3,668,656)    (11,032,195)   (12,922,121)
  Stockholder receivable...........................................             0      (1,049,140)             0
                                                                      -----------    ------------    -----------
          Total stockholders' equity (deficit).....................    (6,413,307)    (11,730,206)   (11,824,282)
                                                                      -----------    ------------    -----------
               Total liabilities and stockholders' equity
                 (deficit).........................................   $20,910,356    $ 35,188,101    $42,456,495
                                                                      -----------    ------------    -----------
                                                                      -----------    ------------    -----------


  The accompanying notes to financial statements are an integral part of these balance sheets.

                                TSR PAGING INC.
                            STATEMENTS OF OPERATIONS


                                                                                                              THREE MONTHS
                                                               FOR THE YEAR ENDED DECEMBER 31,              ENDED MARCH 31,
                                                          -----------------------------------------    --------------------------
                                                             1993           1994           1995           1995           1996
                                                          -----------    -----------    -----------    -----------    -----------
                                                                                                              (UNAUDITED)
REVENUES:
  Services, rent and maintenance revenues..............   $11,118,899    $17,954,778    $28,908,433    $ 6,308,048    $ 9,936,948
  Product sales........................................     8,481,427     14,087,874     18,615,329      3,930,827      4,954,450
                                                          -----------    -----------    -----------    -----------    -----------
         Total revenues................................    19,600,326     32,042,652     47,523,762     10,238,874     14,891,398
OPERATING EXPENSES:
  Services, rent and maintenance.......................     2,748,354      4,591,793      7,059,694      1,574,496      2,308,341
  Cost of products sold................................     5,098,562     10,519,922     14,548,726      3,094,217      3,948,696
  Selling and marketing................................     1,813,795      3,331,799      5,399,041      1,457,712      1,771,399
  General and administrative...........................     3,376,729      5,165,112      8,718,724      1,663,509      3,421,859
  Depreciation and amortization........................     6,757,793      7,577,822     10,870,039      2,179,046      2,891,822
  Non-cash compensation expense (Note 5)...............             0              0              0              0        746,710
                                                          -----------    -----------    -----------    -----------    -----------
         Total expenses................................    19,795,233     31,186,448     46,596,224      9,968,980     15,088,827
         Income (loss) from operations.................      (194,907)       856,204        927,538        269,894       (197,429)
OTHER EXPENSE..........................................             0              0        163,396              0              0
INTEREST EXPENSE.......................................       517,489      1,024,286      2,483,887        522,354        638,232
                                                          -----------    -----------    -----------    -----------    -----------
  Loss before unusual item, provision for income taxes,
    discontinued operations and extraordinary item.....      (712,396)      (168,082)    (1,719,745)      (252,460)      (835,661)
UNUSUAL ITEM (Note 7)..................................             0       (589,861)      (564,404)             0              0
                                                          -----------    -----------    -----------    -----------    -----------
  Loss before provision for income taxes, discontinued
    operations and extraordinary item..................      (712,396)      (757,943)    (2,284,149)      (252,460)      (835,661)
PROVISION FOR INCOME TAXES.............................             0         32,500         49,499              0          5,125
                                                          -----------    -----------    -----------    -----------    -----------
  Loss before discontinued operations and extraordinary
    item...............................................      (712,396)      (790,443)    (2,333,648)      (252,460)      (840,786)
DISCONTINUED OPERATIONS (Note 4).......................             0              0       (300,004)             0              0
                                                          -----------    -----------    -----------    -----------    -----------
  Loss before extraordinary item.......................      (712,396)      (790,443)    (2,633,652)      (252,460)      (840,786)
EXTRAORDINARY ITEM (Note 3)............................             0              0       (312,733)             0              0
                                                          -----------    -----------    -----------    -----------    -----------
         Net loss......................................   $  (712,396)   $  (790,443)   $(2,946,385)   $  (252,460)   $  (840,786)
                                                          -----------    -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------    -----------
PRO FORMA NET LOSS DATA (unaudited) (Notes 2 and 6):
LOSS BEFORE PROVISION FOR INCOME TAXES, DISCONTINUED
  OPERATIONS AND EXTRAORDINARY ITEM....................   $  (712,396)   $  (757,943)   $(2,284,149)   $  (252,460)   $  (835,661)
PRO FORMA INCOME TAX PROVISION.........................             0              0              0              0              0
                                                          -----------    -----------    -----------    -----------    -----------
  Pro forma net loss before discontinued operations and
    extraordinary item.................................      (712,396)      (757,943)    (2,284,149)      (252,460)      (835,661)
DISCONTINUED OPERATIONS................................             0              0       (300,004)             0              0
                                                          -----------    -----------    -----------    -----------    -----------
  Pro forma net loss before extraordinary item.........      (712,396)      (757,943)    (2,584,153)      (252,460)      (835,661)
EXTRAORDINARY ITEM.....................................             0              0       (312,733)             0              0
                                                          -----------    -----------    -----------    -----------    -----------
  Pro forma net loss...................................   $  (712,396)   $  (757,943)   $(2,896,876)   $  (252,460)   $  (835,661)
                                                          -----------    -----------    -----------    -----------    -----------
                                                          -----------    -----------    -----------    -----------    -----------
PRO FORMA NET LOSS PER COMMON SHARE (Notes 2 and 6):
  Continuing operations................................                                 $      (.18)                  $      (.07)
  Discontinued operations..............................                                        (.02)                            0
  Extraordinary item...................................                                        (.03)                            0
                                                                                        -----------                   -----------
PRO FORMA NET LOSS PER COMMON SHARE....................                                 $      (.23)                  $      (.07)
                                                                                        -----------                   -----------
                                                                                        -----------                   -----------
PRO FORMA COMMON SHARES OUTSTANDING....................                                  12,805,259                    12,805,259
                                                                                        -----------                   -----------
                                                                                        -----------                   -----------


  The accompanying notes to financial statements are an integral part of these statements.

                                TSR PAGING INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                                         TOTAL
                                                        ADDITIONAL      PARTNERS'                                    STOCKHOLDERS'
                                            COMMON       PAID-IN         CAPITAL      ACCUMULATED     STOCKHOLDER       EQUITY
                                            STOCK        CAPITAL        (DEFICIT)       DEFICIT       RECEIVABLE       (DEFICIT)
                                           --------    ------------    -----------    ------------    -----------    -------------
BALANCE, December 31, 1992..............   $105,882    $    288,806    $  (194,072)   $(2,993,814)    $        0     $ (2,793,198)
  Partners' draw........................          0               0       (747,436)             0              0         (747,436)
  Net loss..............................          0               0       (561,730)      (150,666)             0         (712,396)
                                           --------    ------------    -----------    ------------    -----------    -------------
BALANCE, December 31, 1993..............    105,882        288,,806     (1,503,238)    (3,144,480)             0       (4,253,030)
  Partners' draw........................          0               0     (1,326,275)             0              0       (1,326,275)
  Net loss..............................          0               0       (266,267)      (524,176)             0         (790,443)
  Purchase and retirement of stock......          0         (43,559)             0              0              0          (43,559)
                                           --------    ------------    -----------    ------------    -----------    -------------
BALANCE, December 31, 1994..............    105,882         245,247     (3,095,780)    (3,668,656)             0       (6,413,307)
  Partners' draw........................          0               0     (1,043,826)             0              0       (1,043,826)
  Termination of partnership (Note 1)...          0               0      4,139,606     (4,139,606)             0                0
  Stockholder receivable (Note 2).......          0               0              0              0     (1,049,140)      (1,049,140)
  Stockholder distributions.............          0               0              0       (277,548)             0         (277,548)
  Net loss..............................          0               0              0     (2,946,385)             0       (2,946,385)
                                           --------    ------------    -----------    ------------    -----------    -------------
BALANCE, December 31, 1995..............    105,882         245,247              0    (11,032,195)    (1,049,140)     (11,730,206)
  Stockholder distributions.............          0               0              0     (1,049,140)     1,049,140                0
  Non-cash compensation expense (Note
    5)..................................          0         746,710              0              0              0          746,710
  Net loss..............................          0               0              0       (840,786)             0         (840,786)
                                           --------    ------------    -----------    ------------    -----------    -------------
BALANCE, March 31, 1996 (unaudited).....   $105,882    $    991,957    $         0    ($12,922,121)   $        0     $(11,824,282)
                                           --------    ------------    -----------    ------------    -----------    -------------
                                           --------    ------------    -----------    ------------    -----------    -------------


  The accompanying notes to financial statements are an integral part of these statements.

                                TSR PAGING INC.
                            STATEMENTS OF CASH FLOWS


                                                                                                                THREE MONTHS
                                                                 FOR THE YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                                                            ------------------------------------------   ---------------------------
                                                                1993           1994           1995           1995           1996
                                                            ------------   ------------   ------------   ------------   ------------
                                                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................ $   (712,396)  $   (790,443)  $ (2,946,385)  $   (252,460)  $   (840,786)
  Adjustments to reconcile net loss to net cash provided
     by (used in) operating activities --
     Depreciation and amortization........................    6,757,793      7,577,822     10,870,039      2,179,046      2,891,822
     Non-cash compensation expense........................            0              0              0              0        746,710
     Writeoff of debt financing costs.....................            0              0        312,732              0              0
     Changes in assets and liabilities....................
     (Increase) decrease in accounts receivable, net......      (85,351)      (574,200)      (741,072)        80,558       (252,632)
     Increase in inventory................................            0     (3,281,741)    (3,079,862)      (373,674)    (2,315,510)
     (Increase) decrease in prepaid expenses..............       32,254        (27,449)      (292,050)       (18,038)      (186,308)
     (Increase) decrease in intangibles and other
       assets.............................................      (48,124)        30,935     (1,486,049)      (346,652)      (178,299)
     Increase (decrease) in accounts payable..............    2,617,433      1,076,621      5,046,042     (1,717,834)    (2,500,234)
     Increase (decrease) in accrued expenses..............      372,489        991,251       (517,246)      (992,872)      (241,981)
     Increase in deferred revenues........................      270,703        149,531        704,025        294,904        354,982
     Increase (decrease) in subscriber deposits...........      (22,098)       (18,438)        15,633            195           (297)
                                                           ------------   ------------   ------------   ------------   ------------
          Net cash provided by (used in) operating
            activities....................................    9,182,703      5,133,889      7,885,807     (1,146,827)    (2,522,533)
                                                           ------------   ------------   ------------   ------------   ------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchases of property and equipment, net................  (10,969,099)   (13,160,128)   (20,642,699)    (2,777,107)    (7,251,526)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of long-term debt..............................    2,884,123      9,800,000     14,350,000      3,448,964      9,750,000
  Repayment of long-term debt.............................            0         (3,325)        (3,810)             0              0
  Partners' draw..........................................     (747,436)    (1,326,275)    (1,043,826)      (239,111)             0
  Purchase of minority stockholder's stock................            0        (43,559)             0              0              0
  Debt financing costs....................................       (9,966)      (167,495)             0              0              0
  Distribution to stockholder.............................            0              0       (277,548)             0              0
  Stockholder receivable..................................            0              0     (1,049,140)             0              0
                                                           ------------   ------------   ------------   ------------   ------------
          Net cash provided by financing activities.......    2,126,721      8,259,346     11,975,676      3,209,853      9,750,000
                                                           ------------   ------------   ------------   ------------   ------------
          Net increase (decrease) in cash.................      340,325        233,107       (781,216)      (714,081)       (24,059)
CASH AND CASH EQUIVALENTS, beginning of period............      348,168        688,493        921,600        921,600        140,384
                                                           ------------   ------------   ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, end of period.................. $    688,493   $    921,600   $    140,384   $    207,519   $    116,325
                                                           ------------   ------------   ------------   ------------   ------------
                                                           ------------   ------------   ------------   ------------   ------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest............................................. $    477,349   $    980,918   $  2,359,733   $    565,722   $    703,746
     Income taxes.........................................        5,997         32,500         17,567              0          5,351
                                                           ------------   ------------   ------------   ------------   ------------
                                                           ------------   ------------   ------------   ------------   ------------


  The accompanying notes to financial statements are an integral part of these statements.

                                TSR PAGING INC.
                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION AND OPERATIONS:

     The 1993 and 1994 financial statements include the accounts of Tri-State Radio Co., a partnership, and the following entities organized as 'S' corporations: Tri-State Radio Corporation of Pennsylvania, Inc., Tri-State Answering Service, Inc., San Diego Paging, Inc., Phoenix/Tucson Paging Corp., First Beeper Warehouse, Inc., Second Beeper Warehouse, Inc., Third Beeper Warehouse, Inc. and Southwest Paging, Inc. On August 31, 1995, the Companies were merged into one 'S' corporation, TSR Paging Inc. (the 'Company') (see Note
2). The Company provides wireless messaging services on the eastern coast of the United States from Boston to Washington D.C. and in Southern California and Arizona.

     The unaudited financial statements as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and note disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. In the opinion of the Company, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position, results of operations and changes in cash flows for the periods presented have been made. These financial statements should be read in conjunction with the financial statements and notes as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995.

     The Company is currently implementing a significant expansion program which involves the Company's entry into new geographic markets and compliance with certain construction requirements. The Company estimates that it will require approximately $60.0 million in aggregate capital expenditures during 1996 and 1997 in order to fund this expansion. The Company expects to be able to fund these capital requirements from a combination of a portion of the net proceeds from the Offerings, available funds under the Company's bank financing agreements and cash flow from its operations. However, there can be no assurance that the Company will be able to complete its expansion program as scheduled, generate sufficient cash flow from operations to meet a portion of its capital requirements or obtain additional debt or equity financing, on reasonable terms or at all. In addition, the Company will incur substantial start-up costs in connection with expanding its operations into new markets, which will result in initial operating losses in those markets. Any such operating losses could have a material adverse effect on the Company's results of operations for such periods. Based upon historical positive cash flow and available borrowings under a credit facility, the Company believes that it has adequate resources to sustain its current operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     The Company recognizes revenue under service, rental and maintenance agreements with customers as the related services are performed. Advance billings for services are deferred and recognized as revenue when earned. Sales of pagers are recognized upon delivery. The Company leases certain pagers under operating leases. Substantially all of these leases are on a month-to-month basis.

                                TSR PAGING INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Equipment And Leasehold Improvements

     Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the double-declining balance method for pagers and the straight-line method for all other equipment and leasehold improvements and are based on the following estimated useful lives:

Pagers and other equipment.........................................   3 to 8 years
Furniture and fixtures.............................................   5 to 10 years

     Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. The net book value of the pagers that are lost or determined to be obsolete are written off as additional depreciation expense.

     Equipment and leasehold improvements consists of the following:

                                                                    DECEMBER 31,            MARCH 31,
                                                             --------------------------    -----------
                                                                1994           1995           1996
                                                             -----------    -----------    -----------
                                                                                           (UNAUDITED)
Pagers, paging equipment and other equipment..............   $19,178,926    $30,752,948    $36,558,359
Furniture and fixtures....................................       272,298        578,443        721,566
     Leasehold improvements...............................       568,345      1,398,161      1,762,293
                                                             -----------    -----------    -----------
                                                              20,019,569     32,729,552     39,042,218
Less -- Accumulated depreciation and amortization.........     5,199,037      8,136,360     10,089,322
                                                             -----------    -----------    -----------
Equipment and leasehold improvements, net.................   $14,820,532    $24,593,192    $28,952,896
                                                             -----------    -----------    -----------
                                                             -----------    -----------    -----------

  Intangible And Other Assets

     Intangible and other assets, net of accumulated amortization, are composed of the following:

                                                                      DECEMBER 31,          MARCH 31,
                                                                 ----------------------    -----------
                                                                   1994         1995          1996
                                                                 --------    ----------    -----------
                                                                                           (UNAUDITED)
Licenses......................................................   $ 34,288    $  270,444    $   467,584
Security deposits and other assets............................    138,320       277,874        334,132
Debt financing costs..........................................    341,439     1,068,163      1,027,906
Other.........................................................     16,357        87,240         52,398
                                                                 --------    ----------    -----------
                                                                 $530,404    $1,703,721    $ 1,882,020
                                                                 --------    ----------    -----------
                                                                 --------    ----------    -----------

     The cost of acquired licenses is being amortized over 25 years on a straight-line basis. Debt financing costs are being amortized over the life of the loan.

  Income Taxes

     The Company has previously elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code. Consequently, the stockholders were taxed on their proportionate share of the Company's taxable income and no provision for Federal income taxes has been provided in the accompanying statements of operations.

     In connection with the completion of the proposed initial public offering (see Note 9), the Company will no longer qualify as an 'S' corporation and will become subject to corporate income taxes (see Note 6).

                                TSR PAGING INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Long-Lived Assets

     During 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, 'Accounting for the Impairment of Long-Lived Assets' ('SFAS 121'). SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any impairment currently exists related to its long-lived assets.

  Stock Based Compensation


     The Financial Accounting Standards Board has issued a new standard, 'Accounting for Stock-Based Compensation' ('SFAS 123'). SFAS 123 requires, commencing in 1996, that an entity account for employee stock compensation under a fair value based method. The Company intends to follow the option that permits entities to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, 'Accounting for Stock Issued to Employees' ('Opinion 25'). Effective with year end 1996 reporting, the Company will make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied.


  Pro Forma Net Loss Per Common Share


     Pro forma net loss per common share has been computed by dividing pro forma net loss adjusted for the S Corporation termination by the pro forma number of common shares outstanding, adjusted for the number of shares whose proceeds will be used to pay the $35,000,000 dividend to the stockholders in connection with the initial public offering. As required by the Securities and Exchange Commission rules, all warrants, options and shares issued within one year of the public offering at less than the public offering price (see Notes 5 and 9) are assumed to be outstanding for each year presented for purposes of the per share calculation.


(3) LONG-TERM DEBT:

     Long-term debt consists of the following at:

                                                                    DECEMBER 31,            MARCH 31,
                                                             --------------------------    -----------
                                                                1994           1995           1996
                                                             -----------    -----------    -----------
                                                                                           (UNAUDITED)
Revolving loan............................................   $19,650,000    $34,000,000    $43,750,000
Notes payable.............................................         3,810              0              0
                                                             -----------    -----------    -----------
                                                              19,653,810     34,000,000     43,750,000
Less -- Current maturities................................         3,810              0              0
                                                             -----------    -----------    -----------
Long-term debt............................................   $19,650,000    $34,000,000    $43,750,000
                                                             -----------    -----------    -----------
                                                             -----------    -----------    -----------

     On January 20, 1994, the Company amended the existing revolving credit and term loan agreement (the 'Old Agreement'). The Old Agreement increased the revolving line of credit from $10,000,000 to a $22,000,000 revolving credit and term loan facility secured by substantially all of the Company's assets. Subsequently on October 20, 1994, the Old Agreement was amended to increase the revolving line of credit to $28,000,000. As a result, on January 1, 1995 the availability under the revolving line of credit increased from $20,200,000 to $28,000,000.

     Under the Old Agreement, the Company could designate the interest on all or any portion of the borrowings outstanding to be either a floating rate option, Certificate of Deposit (CD) fixed rate option or a LIBOR fixed rate option. The portion designated as a floating rate option bears interest at the higher of the Federal Funds Rate plus 1/2 of 1% or the financial institution's prime rate. Both rates are

                                TSR PAGING INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

increased for a predefined margin ranging from 1.00% to 1.75%. The portion designated as a CD fixed rate option bears interest at the rate, which, in the sole opinion of the financial institution, has been offered in the domestic CD market plus a predefined margin ranging from 2.50% to 3.25%. The portion designated as a LIBOR fixed rate option bears interest at the rate of interest at which U.S. deposits are offered in the London interbank markets, plus a predefined margin ranging from 2.25% to 3.0%. The predefined margins are based upon the level of indebtedness outstanding relative to cash flow, as defined.

     On July 17, 1995, the Company replaced the Old Agreement with a new revolving credit and term loan agreement (the 'New Agreement'). The New Agreement increased the revolving line of credit from $28,000,000 to a $60,000,000 revolving credit and term loan facility secured by substantially all of the Company's assets. As a result of the termination of the Old Agreement $312,733 relating to deferred financing costs of the Old Agreement were written off during 1995. These costs are reflected as an extraordinary item in the accompanying statements of operations.

     Under the New Agreement, only interest is payable quarterly until September 30, 1997 at which time amounts outstanding under the revolving credit agreement terminate and the balance outstanding will convert to a term note. The note will be repaid 2.5% in 1997, 12.5% in 1998, 20.25% in 1999, 26.5% in 2000, 29.5% in
2001 and 8.75% in 2002. Prepayments of borrowings under this agreement may be required commencing June 30, 1998 should certain events, as set forth in the New Agreement, occur.

     The New Agreement contains various covenants that, among other things, require the Company to maintain certain financial ratios and to limit capital expenditures, as defined.

     Under the New Agreement, the Company may designate the interest on all or any portion of the borrowings outstanding to be either a floating rate option or a Eurodollar fixed rate option. The portion designated as a floating rate option bears interest at the higher of the Federal Funds Rate plus 1/2 of 1% or the financial institution's corporate base rate. Both rates are increased for a predefined margin ranging up to 1%. The portion designated as a Eurodollar fixed rate option bears interest at the rate of interest at which U. S. dollar deposits are offered by the financial institution in the London interbank market, plus a predefined margin ranging from 1.25% to 2.25%. The predefined margins are based upon the level of indebtedness outstanding relative to cash flow, as defined.

     The weighted average balances outstanding under the Old and New Agreements for the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996 (unaudited) were $14,526,473, $26,108,011 and $39,775,000, respectively. The maximum outstanding borrowings for the years ended December 31, 1994 and 1995 and three months ended March 31, 1996 (unaudited) were $20,200,000, $34,750,000 and $44,250,000, respectively. For the years ended
December 31, 1994 and 1995 and the three months ended March 31, 1996 (unaudited), weighted average interest rates were 7.14%, 9.15% and 6.42%, respectively.

     Commitment fees of 0.5% or 0.375% per annum are charged on the unused balance, as defined, depending on the attainment of certain leverage ratios, as defined. Commitment fees are charged to interest expense as incurred.

     Aggregate maturities of long-term debt under the New Agreement at December 31, 1995 were as follows:

1996.................................................................   $         0
1997.................................................................       850,000
1998.................................................................     4,250,000
1999.................................................................     6,885,000
2000.................................................................     9,010,000
Thereafter...........................................................    13,005,000
                                                                        -----------
                                                                        $34,000,000
                                                                        -----------
                                                                        -----------

                                TSR PAGING INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(4) DISCONTINUED OPERATIONS:

     In December 1995, the Company approved the disposition of its answering service operations. The net losses of these operations for 1995, including a $185,000 provision for loss on disposal, are included in the statements of operations as discontinued operations. Financial statements for prior periods have not been restated. Revenues for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 (unaudited) were $257,000, $264,000, $273,000, $70,000 and $66,000, respectively. Losses from operations for the same periods were $23,000, $39,000, $116,000, $13,000 and $110,000. The net assets related to this operation included in the accompanying balance sheets were $42,000, $68,000 and $11,000 for December 31, 1994 and 1995 and March 31, 1996 (unaudited), respectively.

(5) STOCKHOLDERS' EQUITY (DEFICIT):

  Common Stock


     In connection with the proposed initial public offering of its common stock, the Company will amend and restate its certificate of incorporation to increase the number of authorized shares of common stock from 1,000 to 20,000,000 shares.


  Phantom Stock Plan

     In September 1995, the Company adopted the 1995 Phantom Stock Plan for Employees of TSR Paging Inc. (the 'Phantom Stock Plan' or the 'Plan'), which provides for the grant of units ('Units') representing interests in the Company.

     The Plan is currently administered by the Board of Directors (the 'Board') of the Company. The total number of Units available under the Phantom Stock Plan for grants to employees of the Company is 1,000,000. Grants of Units under the Plan take the form of individual grant agreements, the form and substance of which, including the number of Units, the Strike Price (if any), the vesting period and other terms, are determined in the discretion of the Board. The Board has the discretion to amend, suspend or terminate the plan. No such amendment, suspension or termination may modify the rights of a holder of Units under an individual grant agreement without such holder's consent.

     The Phantom Stock Plan provides that the Company will be obligated to make payments in respect of Units only upon the happening of a Liquidity Event. The Plan defines a Liquidity Event as (i) a Sale of the Company or (ii) a Public Offering. A Sale for purposes of the Plan is defined as (i) the consolidation or merger of the Company with or into any other Person, (ii) the sale or transfer by the Company of all or substantially all of its assets, (iii) the sale or transfer by the Stockholders of more than 50% of the outstanding equity interests of the Company or (iv) the approval of a plan of liquidation or dissolution of the Company, except in the case of clauses (i) through (iii), for transactions with a Stockholder or an Affiliate of a Stockholder. A Public Offering for purposes of the Plan is defined as a public offering in which (i) the aggregate valuation, subject to certain exceptions, of the outstanding Common Stock of the Company, immediately prior to such offering is not less than $215,000,000, (ii) proceeds to the Company, net of underwriting discounts and commissions, are at least $50,000,000, (iii) the Notes (as defined in 'Prospectus Summary') are repaid and (iv) the shares of the Company's Common Stock are listed on the New York Stock Exchange or quoted on NASDAQ.

     The Plan provides that if the Liquidity Event is a Public Offering, the holder of Units will be entitled to receive either cash or options, in the discretion of the Board. If the Liquidity Event is a Sale of the Company, the holders of Units will be entitled to receive either cash or the form of consideration received in such Sale, in the discretion of the Board.

     During 1992 and 1993, the Company granted to certain employees equity interests which were to be realized upon the occurrence of certain events. Effective January 1, 1996, these equity interests were

                                TSR PAGING INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


cancelled and such employees were issued 168,900 units under the Phantom Stock Plan at a strike price of $0, vest over a five-year period from the original date of grant in 1992 or 1993, as applicable, and had a grant date value of $6 per unit. The employees received credit for vesting through the date of cancellation of the equity interests. In addition, on January 1, 1996, 150,350 units were issued under the Phantom Stock Plan, at a strike price of $6 per unit and vest over a five-year period. As determined by an independent investment bank valuation and the Company's Compensation Committee the per unit value on January 1, 1996, was $6. As a result, the financial statements for the three months ended March 31, 1996 reflect non-cash compensation expense of $747,000 (which amount includes the cumulative effect of the vesting from 1992 forward) with a corresponding credit to additional paid-in-capital. The remaining non-cash compensation expense of $266,000 will be recognized by the Company over the next two years. In connection with the initial public offering (the 'Offering'), the above units will be converted to options under the TSR Paging Inc. Employee Option Plan (the 'Plan'). Assuming an initial public offering price of $17.00 per share, the units will convert to a total of 316,407 options at an exercise price of $8.50 per share.


     Holders of Units under the Plan will not have the rights or privileges of stockholders of the Company.

  Stockholder Receivable

     During 1995, the Company extended loans to two of its principal stockholders totaling $1,049,140. The loans are noninterest bearing, and have no defined repayment terms and are reflected as a reduction to capital (deficit) in the accompanying financial statements. As of March 31, 1996, the stockholder receivable was reduced as a deemed distribution to the stockholders.

  Termination of 'S' Corporation


     Upon termination of the 'S' corporation, the accumulated deficit as of that date will be transferred to additional paid-in capital.


(6) PRO FORMA INCOME TAXES (UNAUDITED):

     As described in Note 2, the Company previously elected 'S' corporation status under the provisions of the Internal Revenue Code. In connection with the completion of the initial public offering, the Company will no longer qualify as an 'S' corporation and will become subject to Federal and state income taxes.

     The following unaudited pro forma information has been determined based upon the provisions of Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' (SFAS 109). The Company would not have a Federal and state income tax provision because of net operating loss carryforwards for all periods presented.

     The pro forma income tax provision (benefit) differs from the amounts computed by applying the Federal statutory rate of 34% to loss before taxes as follows:

                                                                                            THREE MONTHS ENDED
                                                             DECEMBER 31,                       MARCH 31,
                                                 -------------------------------------    ----------------------
                                                   1993         1994          1995          1995         1996
                                                 ---------    ---------    -----------    ---------    ---------
                                                                                               (UNAUDITED)

Tax benefit at the statutory rate.............   $(242,000)   $(269,000)   $(1,002,000)   $ (86,000)   $(286,000)
State income taxes, net of Federal benefit....     (43,000)     (47,000)      (177,000)     (15,000)     (50,000)
Operating loss carry forward..................     285,000      316,000      1,179,000      101,000      336,000
                                                 ---------    ---------    -----------    ---------    ---------
                                                 $       0    $       0    $         0    $       0    $       0
                                                 ---------    ---------    -----------    ---------    ---------
                                                 ---------    ---------    -----------    ---------    ---------

                                TSR PAGING INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(7) UNUSUAL ITEM:

     During late 1993 and early 1994 the Company commenced an initial public offering which was subsequently terminated. As a result, deferred offering costs amounting to $589,861 have been included as an unusual item in the accompanying statements of operations for 1994. Costs of $28,394 relating to this offering are included in the unusual loss for 1995.

     During 1995, the Company incurred approximately $536,000 of costs related to certain merger activity which were discontinued during the year. These costs are reflected as an unusual item in the accompanying statements of operations for 1995.

(8) COMMITMENTS AND CONTINGENCIES:

     The Company has operating leases for office and transmitting sites which expire on various dates through 2002. In most cases, the Company expects that in the normal course of business leases will be renewed or replaced by other leases.

     Minimum annual rental commitments (exclusive of taxes, maintenance, etc.) under all noncancellable operating leases at December 31, 1995 are as follows:

1996..................................................................   $3,811,621
1997..................................................................    3,291,383
1998..................................................................    2,660,996
1999..................................................................    1,750,284
2000..................................................................      977,196
Thereafter............................................................      733,266

     Total rent expense charged to operations for the and the years ended December 31, 1993, 1994 and 1995 and three months ended March 31, 1995 and 1996 (unaudited) was $1,251,600, $2,170,581, $3,366,781, $749,586 and $1,189,336,
respectively.

(9) SUBSEQUENT EVENT (UNAUDITED):

  Proposed Public Offering


     The Company contemplates the Offering of approximately 4,400,000 additional shares of its common stock. (See 'Risk Factors' in the Registration Statement).

                      (This page intentionally left blank)

                      (This page intentionally left blank)

                      (This page intentionally left blank)

Inside Back Cover of Prospectus: This page contains one photograph of a variety of different paging units sold by the Company.

__________________________________            __________________________________

     No person has been authorized to give any information or to make any representation in connection with this offering being made hereby not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the U.S. Underwriters or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

                          ---------------------------

                               TABLE OF CONTENTS


                                                                                                                    PAGE
                                                                                                                    ----
Summary..........................................................................................................      3
Risk Factors.....................................................................................................      8
The Company......................................................................................................     15
Use of Proceeds..................................................................................................     16
Dividend Policy..................................................................................................     16
Dilution.........................................................................................................     17
Capitalization...................................................................................................     18
Selected Financial and Operating Data............................................................................     19
Management's Discussion and Analysis of Financial Condition and Results of Operations............................     21
Business.........................................................................................................     30
Management.......................................................................................................     44
Certain Relationships and Related Party Transactions.............................................................     53
Principal Stockholders...........................................................................................     55
Description of Capital Stock.....................................................................................     57
Shares Eligible for Future Sale..................................................................................     59
Description of Certain Indebtedness..............................................................................     60
Certain United States Federal Income Tax Consequences For Non-United States Holders..............................     62
Underwriting.....................................................................................................     64
Legal Matters....................................................................................................     67
Experts..........................................................................................................     67
Additional Information...........................................................................................     67
Glossary.........................................................................................................     68
Index to Financial Statements....................................................................................    F-1


                          ---------------------------

     Until             , 1996 (25  days after the date of this Prospectus),  all
dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.



                                4,400,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                                          , 1996
                          ---------------------------

                                LEHMAN BROTHERS
                               SMITH BARNEY INC.
                          WESSELS, ARNOLD & HENDERSON
                               BRENNER SECURITIES
                                  CORPORATION

__________________________________            __________________________________

                                                                [ALTERNATE PAGE]


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                   SUBJECT TO COMPLETION, DATED JUNE 19, 1996

PROSPECTUS

                                4,400,000 SHARES
                                 TSR PAGING INC.                          [LOGO]
                                  COMMON STOCK
                          ---------------------------



     All of the shares of Common Stock, par value $.01 per share (the 'Common Stock'), of TSR Paging Inc. (the 'Company') offered hereby are being offered by the Company. Of the 4,400,000 shares of Common Stock offered, 880,000 shares are being offered initially outside the United States and Canada by the International Managers (the 'International Offering') and 3,520,000 shares are being offered initially inside the United States and Canada in a concurrent U.S. Offering (the 'U.S. Offering') by the U.S. Underwriters (together with the International Managers, the 'Underwriters'). These offerings are collectively referred to herein as the 'Offerings.' See 'Underwriting.'



     Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $18.00 per share. The initial public offering price and the underwriting discount and commission per share are identical for each of the Offerings. See 'Underwriting' for information relating to the factors considered in determining the initial public offering price.



     The Common Stock has been approved for listing on the Nasdaq National Market, subject to official notice of issuance, under the symbol 'BEEP.'

                          ---------------------------

     FOR A DISCUSSION OF CERTAIN RISKS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE 'RISK FACTORS' BEGINNING ON PAGE 8.
                          ---------------------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
     AND  EXCHANGE   COMMISSION   OR  ANY   STATE   SECURITIES   COMMISSION
        NOR  HAS  THE SECURITIES  AND EXCHANGE  COMMISSION OR  ANY STATE
          SECURITIES  COMMISSION   PASSED   UPON   THE   ACCURACY   OR
               ADEQUACY  OF  THIS  PROSPECTUS.  ANY  REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                    PRICE TO            UNDERWRITING DISCOUNTS           PROCEEDS TO
                                                     PUBLIC               AND COMMISSIONS (1)            COMPANY (2)
Per Share..................................            $                           $                          $
Total (3)..................................            $                           $                          $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated at $750,000.


(3) The Company has granted to the International Managers a 30-day option to purchase up to 532,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The U.S. Underwriters have been granted a similar option to purchase up to 128,000 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and  Proceeds to Company will  be $              ,
    $           and $           , respectively. See 'Underwriting.'

                          ---------------------------

     The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New
York, New York, on or about           , 1996.
                          ---------------------------

LEHMAN BROTHERS
                SMITH BARNEY INC.
                                  WESSELS, ARNOLD & HENDERSON
                                                              BRENNER SECURITIES
                                                                  CORPORATION
               , 1996

                                                        [ALTERNATE PAGE]

__________________________________            __________________________________

     No person has been authorized to give any information or to make any representation in connection with this offering being made hereby not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Underwriters or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

                          ---------------------------

                               TABLE OF CONTENTS


                                                                                                                    PAGE
                                                                                                                    ----
Summary..........................................................................................................      3
Risk Factors.....................................................................................................      8
The Company......................................................................................................     15
Use of Proceeds..................................................................................................     16
Dividend Policy..................................................................................................     16
Dilution.........................................................................................................     17
Capitalization...................................................................................................     18
Selected Financial and Operating Data............................................................................     19
Management's Discussion and Analysis of Financial Condition and Results of Operations............................     21
Business.........................................................................................................     30
Management.......................................................................................................     44
Certain Relationships and Related Party Transactions.............................................................     53
Principal Stockholders...........................................................................................     55
Description of Capital Stock.....................................................................................     57
Shares Eligible for Future Sale..................................................................................     59
Description of Certain Indebtedness..............................................................................     60
Certain United States Federal Income Tax Consequences For Non-United States Holders..............................     62
Underwriting.....................................................................................................     64
Legal Matters....................................................................................................     67
Experts..........................................................................................................     67
Additional Information...........................................................................................     67
Glossary.........................................................................................................     68
Index to Financial Statements....................................................................................    F-1


                          ---------------------------

     Until             , 1996 (25  days after the date of this Prospectus),  all
dealers effecting transactions in the Common Stock offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


                                4,400,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                          ---------------------------
                                   PROSPECTUS
                                          , 1996
                          ---------------------------

                                LEHMAN BROTHERS
                               SMITH BARNEY INC.
                          WESSELS, ARNOLD & HENDERSON
                               BRENNER SECURITIES
                                  CORPORATION

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing application fee, are estimates:

                                       DESCRIPTION                                             AMOUNT
- ------------------------------------------------------------------------------------------   ----------
Securities and Exchange Commission registration fee.......................................   $   25,863
National Association of Securities Dealers, Inc. filing fee...............................        8,000
Nasdaq National Market Listing Application fee............................................             *
Accounting fees and expenses..............................................................             *
Legal fees and expenses...................................................................             *
Printing and engraving fees and expenses..................................................             *
Blue Sky fees and expenses................................................................             *
Transfer Agent fees and expenses..........................................................             *
Miscellaneous expenses....................................................................             *
                                                                                             ----------
     Total................................................................................   $         *
                                                                                             ----------
                                                                                             ----------

- ------------

*  To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the 'DGCL'), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Article 6, Section 5 of the Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1) provides that, except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director and provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS.

     (a) Exhibits:

          The  following exhibits are  filed pursuant to  Item 601 of Regulation
     S-K.

EXHIBIT
  NO.                                                     DESCRIPTION
- -------   ------------------------------------------------------------------------------------------------------------

  *1.1    -- Form of Underwriting Agreement.
  *3.1    -- Amended and Restated Certificate of Incorporation of the Company.
  *3.2    -- Amended and Restated By-Laws of the Company.
  *4.1    -- Specimen Certificate of Common Stock.
  *5      -- Opinion of Latham & Watkins regarding the validity of the securities being registered.
  *9.1    -- Agreement between Leonard DiSavino and the DiSavino Trust.
  *9.2    -- Agreement between Philip Sacks and the Sacks Trust.
 *10.1    -- Credit Agreement among the Company, The First Chicago National Bank, N.A. and certain other lenders, as amend and restated on August 31, 1995.
  23.1    -- Consent of Arthur Andersen LLP.
 *23.2    -- Consent of Latham & Watkins (included in their opinion filed as Exhibit 5).
  24      -- Power of Attorney (included in signature page).

- ------------

*  To be filed by amendment.

     (b) Financial Statement Schedules.


                                                                                                    PAGE
                                                                                                    ----

Schedule II -- Valuation and Qualifying Accounts                                                    S-1


     All other Schedules are omitted as the required information is inapplicable or is presented in the financial statements or related notes.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon

     Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lee, State of New Jersey on June 18, 1996.


                                          TSR PAGING INC.

                                          By:        /S/ LEONARD DISAVINO
                                               .................................
                                                      LEONARD DISAVINO
                                                CO-CHAIRMAN OF THE BOARD OF
                                                          DIRECTORS,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER



     Pursuant  to  the  requirements  of  the  Securities  Act  of  1933,   this
Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.


                SIGNATURE                                      TITLE                              DATE
- ------------------------------------------  --------------------------------------------   -------------------
           /S/ LEONARD DISAVINO             Co-Chairman of the Board of Directors,            June 18, 1996
 .........................................    President and Chief Executive Officer
            (LEONARD DISAVINO)                (Principal Executive Officer)

                    *                       Co-Chairman of the Board of Directors, Chief      June 18, 1996
 .........................................    Operating Officer and Secretary
              (PHILIP SACKS)

                    *                       Director, Executive Vice President --             June 18, 1996
 .........................................    Operations and Chief Financial Officer
             (MITCHELL SACKS)                 (Principal Financial Officer)

                    *                       Vice President -- Controller (Principal           June 18, 1996
 .........................................    Accounting Officer)
            (MITCHELL PEIPERT)

                    *                       Director                                          June 18, 1996
 .........................................
          (WILLIAM P. COLLATOS)

                    *                       Director                                          June 18, 1996
 .........................................
            (STEPHEN J. GAAL)

                    *                       Director                                          June 18, 1996
 .........................................
            (ROGER H. KIMMEL)

                    *                       Director                                          June 18, 1996
 .........................................
          (KENNETH T. SCHICIANO)

       *By     /s/ LEONARD DISAVINO
 .........................................
             LEONARD DISAVINO
             ATTORNEY-IN-FACT

                                                                    EXHIBIT 23.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

To TSR PAGING INC.:

     As independent public accountants, we hereby consent to the use of our reports and to all references to our Firm included in or made a part of this registration statement.

                                          ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 18, 1996

             REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

To TSR PAGING INC.:

     We have audited in accordance with generally accepted auditing standards, the 1993, 1994 and 1995 financial statements of TSR Paging Inc. included on pages F-2 through F-13 of this registration statement and have issued our report thereon dated March 1, 1996. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 16(b) of this registration statement is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995, and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
March 1, 1996

                                                                     SCHEDULE II

                                TSR PAGING INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                                              BALANCE
                                                                AT          CHARGED
                                                             BEGINNING      TO COSTS                      BALANCE AT
                       DESCRIPTION                            OF YEAR     AND EXPENSES    DEDUCTION(A)    END OF YEAR
- ----------------------------------------------------------   ---------    ------------    ------------    -----------
For the year ended December 31, 1993......................   $  61,000      $426,832       $ (181,832)     $ 306,000
For the year ended December 31, 1994......................     306,000       528,214         (685,479)       148,735
For the year ended December 31, 1995......................     148,735       779,283         (724,621)       203,397

- ------------

 (a) Uncollectible accounts written off, net of recoveries.

                                      S-1



                              STATEMENT OF DIFFERENCES
                              ------------------------

The trademark symbol shall be expressed as 'TM'